FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 30 July 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Interim Results 2021

                      natwestgroup.com

NatWest Group plc
Interim Results for the period ending 30 June 2021
Alison Rose, Chief Executive Officer, commented:

“These results have been driven by good operating performances across the Group, underpinned by a robust loan book and a strong capital position. Defaults remain low and, given the improved outlook, we have released a further £0.6 billion of impairment provisions in the quarter. While we see the potential for a more rapid recovery, we will continue to take an appropriate and conservative approach as the government schemes wind down and the economy reopens.

As a result of our strong and resilient performance, coupled with our capital strength and cautiously optimistic outlook, we are announcing an interim dividend of 3p per share and share buy-back of up to £750 million. We are also increasing our minimum annual distribution to shareholders to £1.0 billion for the next three years. Taken together, this means our total distributions for 2021 will be a minimum of £2.9 billion.

We continue to make progress against our strategic targets and to accelerate our digital transformation as we build a bank that is relevant to our customers in every region of the UK and supports them at every stage of their lives. As the UK’s leading business bank, we are determined to remove barriers to entry and help the economy build back better. Against the background of an ongoing pandemic, our commitment to helping people, families and businesses to rebuild and thrive has never been more important. Because if they thrive, so will we.”

Financial performance in a challenging environment
●
H1 2021 operating profit before tax of £2,505 million compared with an operating loss before tax of £770 million in H1 2020. H1 2021 attributable profit of £1,842 million.
●
Income across the UK and RBSI retail and commercial businesses, excluding notable items, decreased by £160 million, or 3.3%, compared with H1 2020 reflecting the lower yield curve and subdued transactional business activity, partially offset by balance sheet growth. NatWest Markets (NWM) income, excluding asset disposals/strategic risk reduction and OCA, decreased by £492 million, or 59.6%, compared with H1 2020 reflecting the exceptional level of market activity generated by the spread of the COVID-19 virus in the prior period, together with weak performance in the Fixed Income business in the current period.
●
Bank net interest margin (NIM) of 1.61% decreased by 3 basis points compared with Q1 2021 principally reflecting increased levels of liquidity.
●
Other expenses, excluding operating lease depreciation (OLD) and Ulster Bank RoI direct costs, were £185 million, or 5.9% lower than H1 2020.
●
A net impairment release of £707 million in the first half of 2021 mainly reflects releases in non-default portfolios as a result of the improved economic outlook.

Robust balance sheet with strong capital and liquidity levels
●
CET1 ratio of 18.2% was in line with Q1 2021.
●
An interim dividend of 3 pence per share is proposed.
●
The liquidity coverage ratio (LCR) of 164%, representing £75.3 billion headroom above 100% minimum requirement, increased by 6 percentage points compared with Q1 2021, reflecting the continued growth in customer deposits.
●
Net lending increased by £2.2 billion to £362.7 billion during H1 2021. Across the UK and RBSI retail and commercial businesses, net lending excluding UK Government support schemes, increased by £4.1 billion, or 2.8% on an annualised basis, including £7.0 billion of mortgage growth.
●
Customer deposits increased by £35.5 billion during H1 2021 to £467.2 billon, as customers sought to retain liquidity and reduced spending. Treasury repo activity drove £11.5 billion of balance growth.
●
RWAs decreased by £7.3 billion to £163.0 billion during H1 2021 mainly reflecting business movements in Commercial Banking.
Outlook(1)

The rollout of COVID-19 vaccines over the first half of 2021 has contributed towards an improved economic outlook. Our central forecasts are disclosed on pages 20 to 23. The outlook remains subject to significant uncertainty and we will continue to refine our internal forecast as the economic position evolves. We retain the guidance provided at the full year results announcement with the exception of the following:

●
We now expect NatWest Markets exit/disposal costs and the impact of Commercial Banking capital management actions to total a combined £150 million in 2021;

●
Noting impairment losses in the first half of 2021 were a net release of £707 million, we now expect the 2021 full year impairment loss to be a net release;

●
We now expect NatWest Group RWAs to be below or at the lower end of our previously guided range of £185-195 billion on 1 January 2022;

●
NatWest Group now aims to distribute a minimum of £1 billion per annum from 2021 to 2023, via a combination of ordinary and special dividends, and intends to commence an ordinary share buy-back programme of up to £750 million in the second half of the year.
Note:
(1)
The guidance, targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in the Risk Factors section on pages 112 and 113 of this announcement, pages 345 to 362 of the NatWest Group plc 2020 Annual Report and Accounts, pages 48 and 49 of the NatWest Markets Plc 2021 Interim Results announcement and on pages 156 to 172 of the NatWest Markets Plc 2020 Annual Report and Accounts. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Our Purpose in action
We champion potential, helping people, families and businesses to thrive. If they succeed, so will we. By being relevant to our customers and communities and by supporting our colleagues, we will deliver long-term value and drive sustainable returns to our shareholders. Some key achievements from H1 2021:

People and families
●	Supported customers with 1.5 million financial capability interactions including 515,000 financial health checks.
●	273,000 customers have grown their savings with us by £100 or more for the first time.
●	Use of chatbot Cora has grown with 2.7 million conversation in Q2 2021 compared to 2.5 million in Q2 2020.
●	Facial biometrics and cheque deposits are now live in our app and Know My Credit Score has been used 20 million times since launch.
●	We’ve introduced 95% mortgages to help more young people onto the property ladder and Retail Banking has supported customers with £19.3 billion of gross new mortgage lending in H1 2021.
●	Launched Career Sense, a new programme to support 13 to 24 year-olds with readiness for work, aiming to reach over 10,000 young people this year.
Businesses
●	c.92% of Bounce Back Loan Scheme (BBLS) customers due to commence loan repayments had begun repayments on, or ahead of, schedule and c.5% of all BBLS customers had repaid in full as at 30 June 2021.
●
Held 35,000 interactions with entrepreneurs to help them launch their business so far this year through mentoring, webinars and coaching, 76% of which are outside London and the South-East and 53% are female led.

●	Relaunched our entrepreneurship proposition and refocused 11 of our 12 Entrepreneur Accelerator hubs to support high growth, female led, black and minority ethnic led and B Corp focused businesses.
●	Coutts has collaborated with the Business Growth Fund to provide additional funding, growth capital, and to support small and medium sized enterprises (SMEs).
●
Our Springboard to Recovery report launched in March 2021, showed how targeted support for SMEs could unlock £140 billion of additional Gross Value Added (GVA) growth by 2030 equivalent to creating around 3.2 million new jobs across the UK. In response we committed £6 billion to help SMEs grow, of which £4 billion will be allocated outside London, and we doubled our funding of female entrepreneurship to £2 billion.

●	Our digital investment platform across NatWest Invest, Royal Bank Invest and Coutts Invest saw £0.5 billion of inflows in H1 2021.
Colleagues
●	Launched a framework for NatWest Group’s new hybrid working model, balancing the needs of our customers, communities and colleagues.
●	Named as one of the top 25 workplaces in the UK to grow a career by LinkedIn. NatWest Group was also recognised in The Times Top 50 Employers for Women for the 11th year running.
●
Extended our package of COVID-19 support available to colleagues in India, including access to interest-free salary advances to meet medical expenses, reimbursement for the cost of vaccines and extended leave.

●	Launched the Talent Academy, a new talent initiative, open to all colleagues with an initial cohort of just over 3,500.
Communities
●
NatWest Group joined the Net Zero Banking Alliance and Coutts Asset Management has joined the Net Zero Asset Managers initiative, working with other financial organisations to help deliver the Paris Agreement.

●
NatWest Group was the first UK bank to introduce a carbon tracking feature in our mobile banking app to help customers reduce the climate impact of their spending. Following a successful pilot, we've partnered with carbon tracking experts CoGo to let personal customers see the carbon impact of their daily spending.

●
NatWest Group issued a €1 billion affordable housing social bond, the first of its kind by a UK bank. The proceeds will support lending to not-for-profit, UK housing associations as part of our commitment to provide £3 billion of funding to the UK’s affordable housing sector by the end of 2022.

●
Coutts has become the first major UK Private Bank and Wealth Manager to be certified as a B Corp demonstrating its commitment to meeting the highest standards of verifiable social and environmental performance, public transparency and legal accountability.

●
Applications opened for the Circle Fund to support victims of economic and domestic abuse. NatWest pledged £1 million to the fund to help frontline specialist services who provide crisis intervention and recovery support.

For further detail refer to the Climate, Purpose and ESG measures supplement H1 2021.

Business performance summary
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
Performance key metrics and ratios	2021	2020	2021	2021	2020
Total income	£5,319m	£5,838m	£2,660m	£2,659m	£2,676m
Operating expenses	(£3,521m)	(£3,750m)	(£1,706m)	(£1,815m)	(£1,909m)
Profit before impairment releases/(losses)	£1,798m	£2,088m	£954m	£844m	£767m
Operating profit/(loss) before tax	£2,505m	(£770m)	£1,559m	£946m	(£1,289m)
Profit/(loss) attributable to ordinary shareholders	£1,842m	(£705m)	£1,222m	£620m	(£993m)

Excluding notable items within total income (1)
Total income excluding notable items	£5,314m	£5,844m	£2,641m	£2,673m	£2,797m
Operating expenses	(£3,521m)	(£3,750m)	(£1,706m)	(£1,815m)	£1,909m
Profit before impairment releases/(losses) and
excluding notable items	£1,793m	£2,094m	£935m	£858m	£888m
Operating profit/(loss) before tax and excluding notable items	£2,500m	(£764m)	£1,540m	£960m	(£1,168m)
UK and RBSI retail and commercial income excluding
notable items (2)	£4,687m	£4,847m	£2,368m	£2,319m	£2,325m

Performance key metrics and ratios
Bank net interest margin (2,3)	1.62%	1.78%	1.61%	1.64%	1.67%
Bank net interest margin excluding liquid asset buffer (2)	2.40%	2.48%	2.40%	2.39%	2.38%
Bank average interest earning assets (2,3)	£487bn	£440bn	£494bn	£480bn	£458bn
Bank average interest earning assets excluding
liquid asset buffer (2)	£329bn	£316bn	£330bn	£328bn	£321bn
Cost:income ratio (2)	65.7%	63.8%	63.7%	67.8%	70.9%
Loan impairment rate (2)	(38bps)	159bps	(66bps)	(11bps)	229bps
Earnings per share - basic	15.6p	(5.8p)	10.6p	5.1p	(8.2p)
Return on tangible equity (2)	11.7%	(4.4%)	15.6%	7.9%	(12.4%)

	30 June	31 March	31 December
	2021	2021	2020
Balance sheet
Total assets	£775.9bn	£769.8bn	£799.5bn
Funded assets (2)	£666.3bn	£646.8bn	£633.0bn
Loans to customers - amortised cost	£362.7bn	£358.7bn	£360.5bn
Loans to customers and banks - amortised cost and FVOCI	£375.6bn	£371.0bn	£372.4bn
UK and RBSI retail and commercial net lending excluding UK Government
support schemes (2)	£302.0bn	£300.1bn	£297.9bn
Impairment provisions - amortised cost	£4.7bn	£5.6bn	£6.0bn
Total impairment provisions	£4.9bn	£5.8bn	£6.2bn
Expected credit loss (ECL) coverage ratio	1.31%	1.56%	1.66%
Assets under management and administration (AUMA) (2)	£34.7bn	£32.6bn	£32.1bn
Customer deposits	£467.2bn	£453.3bn	£431.7bn
UK and RBSI retail and commercial customer deposits (2)	£428.7bn	£415.3bn	£403.2bn

Liquidity and funding
Liquidity coverage ratio (LCR)	164%	158%	165%
Liquidity portfolio	£277bn	£263bn	£262bn
Net stable funding ratio (NSFR) (4)	154%	153%	151%
Loan:deposit ratio (2)	78%	79%	84%
Total wholesale funding	£66bn	£61bn	£71bn
Short-term wholesale funding	£23bn	£20bn	£19bn

Capital and leverage
Common Equity Tier (CET1) ratio (5)	18.2%	18.2%	18.5%
Total capital ratio	24.9%	24.0%	24.5%
Pro forma CET1 ratio, pre dividend accrual (6)	19.1%	18.6%	18.8%
Risk-weighted assets (RWAs)	£163.0bn	£164.7bn	£170.3bn
UK leverage ratio (7)	6.2%	6.2%	6.4%
Tangible net asset value (TNAV) per ordinary share	266p	261p	261p
Number of ordinary shares in issue (millions) (8)	11,569	11,560	12,129

Notes:
(1)	Refer to page 5 for details of notable items within total income.
(2)	Refer to Non-IFRS financial measures Appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(3)	NatWest Group excluding NWM.
(4)	NSFR reported in line with CRR2 regulations finalised in June 2019.
(5)
Based on CRR end-point including the IFRS 9 transitional adjustment of £1.2 billion (31 March 2021 - £1.7 billion; 31 December 2020 - £1.7 billion). Excluding this adjustment, the CET1 ratio would be 17.5% (31 March 2021 - 17.2%; 31 December 2020 - 17.5%).

(6)
The pro forma CET1 ratio at 30 June 2021 excludes foreseeable items of £1.4 billion, £500 million for ordinary dividends and £924 million foreseeable charges and pension contributions (31 March 2021 excludes foreseeable charges of £547 million for ordinary dividend including £200 million (11bps) in Q1 2021; 31 December 2020 excludes foreseeable charges of £364 million for ordinary dividend (3p per share) and £266 million pension contribution). At 31 March 2020 there was no charge in CET1 for foreseeable dividends or charges.

(7)
Based on UK end-point including the IFRS9 transitional adjustment of £1.2 billion (31 March 2021 - £1.7 billion; 31 December 2020 - £1.7 billion). Excluding this adjustment the UK leverage ratio would be 6.0% (31 March 2021 - 6.0%; 31 December 2020 - 6.1%)

(8)
In March 2021, there was an agreement with HM Treasury to buy 591 million ordinary shares in the Company from UK Government Investments Ltd (UKGI). NatWest Group cancelled 391 million of the purchased ordinary shares and held the remaining 200 million in own shares held. The number of ordinary shares in issue excludes own shares held which comprises the remainder of the shares purchased and shares held by the NatWest Group 2001 Employee Share Trust.

Summary consolidated income statement for the period ended 30 June 2021

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Net interest income	3,916	3,852	1,985	1,931	1,910

Own credit adjustments	-	53	(2)	2	(102)
Other non-interest income	1,403	1,933	677	726	868

Non-interest income	1,403	1,986	675	728	766

Total income	5,319	5,838	2,660	2,659	2,676

Litigation and conduct costs	18	89	34	(16)	85
Strategic costs	(332)	(464)	(172)	(160)	(333)
Other expenses	(3,207)	(3,375)	(1,568)	(1,639)	(1,661)

Operating expenses	(3,521)	(3,750)	(1,706)	(1,815)	(1,909)

Profit before impairment releases/(losses)	1,798	2,088	954	844	767
Impairment releases/(losses)	707	(2,858)	605	102	(2,056)

Operating profit/(loss) before tax	2,505	(770)	1,559	946	(1,289)
Tax (charge)/credit	(435)	208	(202)	(233)	396

Profit/(loss) for the period	2,070	(562)	1,357	713	(893)

Attributable to:
Ordinary shareholders	1,842	(705)	1,222	620	(993)
Preference shareholders	9	16	4	5	8
Paid-in equity shareholders	178	192	91	87	95
Non-controlling interests	41	(65)	40	1	(3)

Notable items within total income
Own credit adjustments	-	53	(2)	2	(102)
FX recycling (loss)/gain in Central items & other	-	(103)	-	-	(39)
Liquidity Asset Bond sale gain	-	110	-	-	17
IFRS volatility in Central items & other (1)	44	(11)	45	(1)	55
Loss on redemption of own debt	(138)	-	(20)	(118)	-
Retail Banking debt sale gain	-	3	-	-	3
Commercial Banking fair value and disposal (loss)/gain	(22)	(11)	(8)	(14)	8
Commercial Banking tax variable lease repricing	32	-	32	-	-
NatWest Markets asset disposals/strategic risk reduction (2)	(40)	(63)	(36)	(4)	(63)
Share of associate profits for Business Growth Fund	129	16	8	121	-
Total	5	(6)	19	(14)	(121)

Notes:
(1)
IFRS volatility relates to derivatives used for risk management not in IFRS hedge accounting relationships and IFRS hedge ineffectiveness.
(2)
Asset disposals/strategic risk reduction relates to the costs of exiting positions, which includes changes in carrying value to align to the expected exit valuation, and the impact of risk reduction transactions entered into, in respect of the strategic announcements of 14 February 2020.

Business performance summary
Chief Financial Officer review
We have progressed against our strategic objectives and have delivered a good financial performance in the first half of the year. The interim results include a £707 million impairment release reflecting the improved economic outlook, our capital and liquidity positions remain robust and we have increased our commitment for capital returns.

Financial performance
Total income decreased by £519 million, or 8.9%, compared with H1 2020 reflecting the lower yield curve, subdued transactional business activity and a more normalised level of customer activity in NatWest Markets, partially offset by balance sheet growth. We continue to expect a full year reduction in structural hedge income of around £250 million compared with 2020, of which £157 million was incurred in H1 2021. Excluding notable items, Q2 2021 income decreased by £32 million, or 1.2%, compared with Q1 2021 as a weaker performance in the NWM Fixed Income business was partially offset by positive signs of an initial recovery in transactional business activity as COVID-19 restrictions eased. Bank NIM of 1.61% decreased by 3 basis points compared with Q1 2021 principally due to excess levels of liquidity, 4 basis points, lower structural hedge income, 1 basis point, and lower asset margins, 1 basis point, partially offset by tax variable lease repricing in Commercial Banking following the enactment of future corporation tax rate changes, 3 basis points.

We achieved a cost reduction of £185 million, or 5.9%, compared with H1 2020 mainly reflecting Customer Journey Transformation, the continued shift from physical to digital and actions taken in NatWest Markets in line with the strategic announcement made in February 2020. Strategic costs of £332 million in the first half of 2021 included £87 million redundancy charges, £48 million related to property charges and a £27 million charge related to technology spend. We remain committed to our 4% full year cost reduction target.

Whilst we continue to navigate a high degree of uncertainty in the wider economic environment, a net impairment release of £707 million for the first half of 2021 reflects an improved economic outlook. We have assessed the downside risk posed by COVID-19 to be diminishing over the course of 2021. Given the vaccination roll-out and positive economic data observed since the gradual relaxing of lockdown restrictions, it is appropriate to apply a higher probability to upside-biased scenarios than at the year-end 2020. Total impairment provisions decreased by £0.9 billion to £4.9 billion in the quarter, which resulted in a reduction in the ECL coverage ratio from 1.56% at Q1 2021 to 1.31%. Whilst we are comfortable with the strong performance of our book, we continue to hold economic uncertainty post model adjustments (PMA) of £0.8 billion, or 16.9% of total impairment provisions. We will continue to assess this position as UK Government support winds down and we emerge from the pandemic.

As a result, we are pleased to report an interim attributable profit of £1,842 million, with earnings per share of 15.6 pence and a return on tangible equity (RoTE) of 11.7%.

We continue to support our customers to recover and grow during this period of continued uncertainty, whilst taking a measured approach to risk. Across the UK and RBSI retail and commercial businesses, net lending excluding UK Government support schemes increased by £4.1 billion in the first half of 2021, or 2.8% on an annualised basis, including £7.0 billion of mortgage growth, partially offset by lower unsecured balances and lower Commercial Banking lending volumes. The £1.9 billion increase in the second quarter of 2021 included mortgage lending growth of £3.6 billion.

Customer deposits increased by £35.5 billion, or 8.2%, to £467.2 billon in the first half of 2021. Across the UK and RBSI retail and commercial businesses customer deposits increased by £25.5 billion, or 6.3%, as customers sought to retain liquidity and reduced spending. Treasury repo activity drove a further £11.5 billion.

TNAV per share increased by 5 pence in the quarter to 266 pence largely reflecting the attributable profit partially offset by the full year dividend payment.
Capital and leverage
The CET1 ratio of 18.2%, or 17.5% excluding IFRS 9 transitional relief, remains robust and was in line with Q1 2021 as the attributable profit for the period and the reduction in RWAs were offset by a £0.5 billion decrease in IFRS 9 transitional relief and foreseeable capital deductions in respect of our proposed in-market buy-backs, dividends and associated pension contribution. The total capital ratio increased by 90 basis points in the quarter to 24.9%.

RWAs of £163.0 billion decreased by £7.3 billion, or 4.3%, in the first half of 2021 reflecting business movements of £2.9 billion, risk parameter improvements of £1.4 billion and FX movements of £1.2 billion. The £1.7 billion reduction in the second quarter of 2021 mainly relates to Commercial Banking business movements.

The UK leverage ratio of 6.2% was in line with Q1 2021.

Funding and Liquidity
The liquidity portfolio was £277 billion at the end of Q2 2021, £14 billion higher than Q1 2021, and the LCR increased by 6 percentage points to 164%, representing £75.3 billion headroom above 100% minimum requirement, primarily reflecting the £13.9 billion increase in customer deposits in the quarter. The loan:deposit ratio remained broadly stable with Q1 2021 at 78%.

Total wholesale funding increased by £5 billion compared with Q1 2021. Short term wholesale funding increased by £3 billion in the quarter to £23 billion.

Business performance summary
Retail Banking
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Total income	2,150	2,185	1,094	1,056	1,035
Operating expenses	(1,187)	(1,075)	(600)	(587)	(546)
of which: Other expenses	(1,102)	(1,169)	(545)	(557)	(577)
Impairment releases/(losses)	57	(657)	91	(34)	(360)
Operating profit	1,020	453	585	435	129
Return on equity	27.5%	10.7%	32.0%	23.0%	5.7%
Net interest margin	2.07%	2.23%	2.08%	2.06%	2.18%
Cost:income ratio	55.2%	49.2%	54.8%	55.6%	52.8%
Loan impairment rate	(6)bps	79bps	(20)bps	8bps	87bps

			As at
			30 June	31 March	31 December
			2021	2021	2020
			£bn	£bn	£bn
Net loans to customers (amortised cost)			178.1	174.8	172.3
Customer deposits			184.1	179.1	171.8
RWAs			35.6	35.0	36.7

During H1 2021, Retail Banking continued to pursue sustainable growth with an intelligent approach to risk. Lending growth was supported by a strong performance in mortgages, partially offset by continued UK Government restrictions impacting customer spending and the continued repayment of unsecured balances, although both customer spending and demand for new unsecured lending continued to improve over H1 2021 as the UK Government restrictions eased.

As at 30 June 2021, Retail Banking had c.500 active mortgage repayment holidays, representing less than 0.1% of the book by volume, and approximately 2,300, or 0.3%, of personal loan customers on active repayment holidays.

H1 2021 performance
●
Total income was £35 million, or 1.6%, lower than H1 2020 primarily due to regulatory changes impacting fee income, lower deposit returns and lower unsecured balances, partially offset by strong balance growth in mortgages and improved asset margins.

●
Other expenses were £67 million, or 5.7%, lower than H1 2020 primarily reflecting a 10.5% reduction in headcount as a result of the continued digitalisation, automation and improvement of end-to-end customer journeys.

●	A net impairment release of £57 million in H1 2021 primarily reflects ECL releases related to an improvement in the economic outlook. Stage 3 defaults remain at a low level.
●
Net loans to customers increased by £5.8 billion, or 3.4%, in H1 2021 due to continued strong mortgage growth of £6.2 billion, with gross new mortgage lending of £19.3 billion, and flow share of 11.4%, supporting a stock share of 11.0%. Personal advances and cards reduced by £0.4 billion and £0.2 billion respectively as customers spent less and made higher repayments, reflecting the impact of continued UK Government restrictions.

●	Customer deposits increased by £12.3 billion, or 7.2%, in H1 2021 as continued UK Government support schemes combined with restrictions, resulted in lower customer spend and increased savings.
●	RWAs decreased by £1.1 billion, or 3.0%, in H1 2021 largely reflecting lower unsecured balances and continued quality improvements supported by rising house prices and customer behaviour.
Q2 2021 performance
●
Total income was £38 million higher than Q1 2021 as strong mortgage completions and a full quarter impact of savings customer rate changes were partially offset by the non-repeat of an insurance profit share. In comparison with Q2 2020, total income was £59 million, or 5.7%, higher due to stronger asset margins and transactional related fee income, partially offset by lower deposit returns. Non-interest income in Q2 2021 benefitted from a debt sale, along with other one-off items which will not repeat in Q3 2021, totalling around £12 million.

●
Net interest margin increased by 2 basis points compared with Q1 2021 reflecting strong mortgage completion margins and a full quarter of savings customer rate changes. Mortgage completion margins of around 165 basis points were higher than the back book margin of 163 basis points, with application margins of around 155 basis points in the quarter decreasing to around 145 basis points in the latter part of Q2 2021, reflecting increased competition in the market.

●	Other expenses were £12 million, or 2.2%, lower than Q1 2021 as continued cost reduction activity was partially offset by the annual pay award.
●	A net impairment release of £91 million in Q2 2021 primarily reflects ECL releases related to an improvement in the economic outlook.
●
Net loans to customers increased by £3.3 billion compared with Q1 2021 reflecting continued mortgage growth, supported by a retention rate of 79%, partially offset by lower personal advances. Cards balances increased by £0.1 billion as customer demand and spend levels increased.

●	Customer deposits increased by £5.0 billion compared with Q1 2021 as continued UK Government support schemes combined with restrictions, resulted in lower customer spend and increased savings.

Business performance summary
Private Banking
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Total income	368	392	183	185	191
Operating expenses	(249)	(252)	(128)	(121)	(129)
of which: Other expenses	(242)	(241)	(120)	(122)	(123)
Impairment releases/(losses)	27	(56)	27	-	(27)
Operating profit	146	84	82	64	35
Return on equity	14.2%	8.2%	15.9%	12.4%	6.6%
Net interest margin	1.77%	2.20%	1.75%	1.79%	2.14%
Cost:income ratio	67.7%	64.3%	69.9%	65.4%	67.5%
Loan impairment rate	(30)bps	70bps	(60)bps	-	67bps

			As at
			30 June	31 March	31 December
			2021	2021	2020
			£bn	£bn	£bn
Net loans to customers (amortised cost)			18.0	17.5	17.0
Customer deposits			34.7	33.5	32.4
RWAs			11.2	11.2	10.9
Assets under management (AUMs) (1)			29.6	27.6	27.0
Assets under administration (AUAs) (1)			5.1	5.0	5.1
Total assets under management and administration (AUMA) (1)			34.7	32.6	32.1

Note:
(1)
The definitions of AUMs/AUAs have been updated to provide clarity on assets where the investment management is undertaken by Private Banking. AUMs now comprises assets where the investment management is undertaken by Private Banking irrespective of the franchise the customer belongs to. AUAs now comprises third party assets held on an execution-only basis in custody. Total AUMA remain as before.

Private Banking delivered strong balance growth and a resilient operating performance in H1 2021, including a £27 million impairment release, which supported a return on equity of 14.2%. AUMA growth in H1 2021 included £1.4 billion of AUM net new money, of which £0.5 billion related to digital investing inflows into NatWest Invest, Royal Bank Invest and Coutts Invest, more than double H1 2020 levels.

H1 2021 performance
●	Total income decreased by £24 million, or 6.1%, compared with H1 2020 primarily reflecting lower deposit returns, partially offset by strong balance growth.
●
Other expenses increased by £1 million, or 0.4%, compared with H1 2020 principally due to an increase in headcount, related to the enhancement of AUMA growth and other client propositions, partially offset by the movement of costs associated with the planned sale of Adam and Company Investment Management business to strategic costs in Q2 2021 and a property revaluation charge in H1 2020.

●	A net impairment release of £27 million in H1 2021 reflects ECL releases related to the improved economic outlook.
●	Net loans to customers increased by £1.0 billion, or 5.9%, in H1 2021 due to continued strong mortgage lending growth, whilst RWAs increased by £0.3 billion, or 2.8%.
●
Customer deposits increased by £2.3 billion, or 7.1%, in H1 2021 reflecting strong personal and commercial inflows as UK Government restrictions resulted in customers continuing to build and retain liquidity.

●	AUMAs increased by £2.6 billion, or 8.1%, in H1 2021 largely due to AUM net new money inflows of £1.4 billion and AUM positive investment performance of £1.2 billion.
Q2 2021 performance
●
Total income decreased by £2 million compared to Q1 2021 as lower fee income was partially offset by continued balance growth. In comparison to Q2 2020, total income decreased by £8 million, or 4.2%, as lower deposit returns were partially offset by strong balance growth. Net interest margin decreased by 4 basis points compared with Q1 2021 reflecting higher liquidity portfolio costs.

●	Net loans to customers increased by £0.5 billion compared with Q1 2021 supported by £0.4 billion of mortgage lending growth.
●	AUMAs increased by £2.1 billion compared with Q1 2021 largely due to AUM net new money inflows of £0.8 billion and AUM positive investment performance of £1.2 billion.

Business performance summary
Commercial Banking
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Total income	1,923	2,003	982	941	995
Operating expenses	(1,152)	(1,221)	(569)	(583)	(611)
of which: Other expenses (excluding OLD)	(983)	(1,066)	(470)	(513)	(534)
Impairment releases/(losses)	568	(1,790)	451	117	(1,355)
Operating profit/(loss)	1,339	(1,008)	864	475	(971)
Return on equity	21.9%	(17.9%)	29.3%	14.9%	(32.5%)
Net interest margin	1.57%	1.76%	1.60%	1.54%	1.70%
Cost:income ratio	58.4%	59.5%	56.4%	60.5%	59.9%
Loan impairment rate	(107)bps	311bps	(170)bps	(43)bps	472bps

			As at
			30 June	31 March	31 December
			2021	2021	2020
			£bn	£bn	£bn
Net loans to customers (amortised cost)			103.8	106.6	108.2
Customer deposits			176.0	169.4	167.7
RWAs			69.5	71.6	75.1
Note:
(1)
EU Divestment balances from Q2 2021 integrated within business banking (Q4 2020 - £1.1 billion, Q1 2021 - £1.7 billion) and SME & mid corporates (Q4 2020 - £4.8 billion, Q1 2021 - £4.1 billion), as the Incentivised Switching Scheme (ISS) closed at the end of June 2021.

Commercial Banking delivered a solid performance in H1 2021 as business activity increased. The £1,339 million operating profit includes a £568 million impairment release, largely reflecting the improved economic outlook. During H1 2021 Commercial Banking delivered £2.5 billion towards NatWest Group’s Climate and Sustainable Funding and Financing 2021 target.

Commercial Banking continues to support its customers with active payment holidays on c.3,000 customer accounts, representing 1% of the lending book by value as at 30 June 2021. c.92% of BBLS customers due to commence loan repayments had begun repayments on, or ahead of, schedule and c.5% of all BBLS customers had repaid in full as at 30 June 2021.

H1 2021 performance
●	Total income decreased by £80 million, or 4.0%, compared with H1 2020 as lower deposit returns and lower transactional banking activity were partially offset by higher other non-interest income.
●	Other expenses, excluding OLD, decreased by £83 million, or 7.8%, compared with H1 2020, reflecting cost reduction actions, lower staff costs and a reduction in back office operations costs.
●
A net impairment release of £568 million in H1 2021 mainly reflects ECL releases related to the improved economic outlook, with limited defaults. Excluding amounts related to economic uncertainty held within the PMA, the ECL coverage ratio was 1.65%.

●
Net loans to customers decreased by £4.4 billion, or 4.1%, in H1 2021 mainly reflecting reductions across Large Corporates & Institutions, SME & mid-corporates and Real Estate Finance related to net revolving credit facility (RCF) repayments of £1.5 billion, active capital management of £0.6 billion and targeted sector reductions partially offset by £0.8 billion lower loan provisions.

●
Customer deposits increased by £8.3 billion, or 4.9%, in H1 2021 as customers continued to build and retain liquidity in light of economic uncertainty and the continued impact of UK Government initiatives.

●
RWAs decreased by £5.6 billion, or 7.5%, in H1 2021 mainly reflecting business movements, excluding active capital management, of £3.0 billion, active capital management of £0.8 billion, a £0.8 billion reduction reflecting a CRR COVID-19 amendment related to a Housing Association supporting factor, £0.2 billion lower risk parameters, and FX movements of £0.4 billion.

Q2 2021 performance
●
Total income increased by £41 million compared with Q1 2021 mainly reflecting tax variable lease repricing and a partial recovery in transactional banking volumes, partially offset by lower lending volumes. In comparison to Q2 2020 total income decreased by £13 million, or 1.3%, primarily reflecting lower deposit returns. Net interest margin increased by 6 basis points compared with Q1 2021 mainly reflecting tax variable lease repricing following the enactment of future corporation tax rate changes. Underlying net interest margin decreased by 2 basis points reflecting lower deposit returns.

●	Other expenses, excluding OLD, decreased by £43 million compared with Q1 2021 mainly reflecting the transfer of remediation costs to Litigation and conduct costs.
●	A net impairment release of £451 million in Q2 2021 mainly reflects ECL releases related to the improved economic outlook.
●
Net loans to customers decreased by £2.8 billion compared with Q1 2021 as net RCF repayments of £1.2 billion, net UK Government financial support scheme repayments of £0.4 billion and targeted sector reductions were partially offset by £0.6 billion lower loan provisions. RCF utilisation was c.20% of committed facilities, significantly below the COVID-19 peak of c.40%.

●	Customer deposits increased by £6.6 billion compared with Q1 2021 as customers continued to build and retain liquidity.
●
RWAs decreased by £2.1 billion compared with Q1 2021 mainly reflecting business movements, excluding active capital management, of £1.1 billion, a £0.8 billion reduction reflecting the CRR COVID-19 amendment and active capital management of £0.2 billion.

Business performance summary
International Banking & Markets
RBS International
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Total income	256	259	133	123	115
Operating expenses	(112)	(126)	(55)	(57)	(65)
of which: Other expenses	(104)	(121)	(52)	(52)	(61)
Impairment releases/(losses)	29	(46)	27	2	(31)
Operating profit	173	87	105	68	19
Return on equity	22.1%	11.8%	26.5%	17.5%	4.3%
Net interest margin	1.04%	1.30%	1.02%	1.06%	1.15%
Cost:income ratio	43.8%	48.6%	41.4%	46.3%	56.5%
Loan impairment rate	(38)bps	72bps	(71)bps	(5)bps	97bps

			As at
			30 June	31 March	31 December
			2021	2021	2020
			£bn	£bn	£bn
Net loans to customers (amortised cost)			15.1	14.7	13.3
Customer deposits			33.9	33.3	31.3
RWAs			7.6	7.7	7.5
Depositary assets (1)			460.4	452.0	427.5

Note:
(1)
Assets held by RBSI as an independent trustee and in a depositary service capacity.

During H1 2021 RBSI delivered £256 million of income, supported by customer lending growth and contributed £0.6 billion towards NatWest Group’s Climate and Sustainable Funding and Financing 2021 target. RBSI also implemented a range of new payment features on the mobile app for both personal and business customers, including the introduction of face biometrics to authorise payments and the ability to deposit cheques.

As at 30 June 2021, RBSI was supporting 22 mortgage repayment breaks, reflecting a mortgage value of £4.8 million, and was providing 161 business customers with working capital facilities, reflecting a value of £434 million, whilst continuing to suspend some fees.

H1 2021 performance
●
Total income was £3 million, or 1.2%, lower than H1 2020 with net interest income £19 million lower, impacted by lower deposit funding benefits partially offset by higher customer lending volumes and depositary fees in non-interest income.

●	Other expenses were £17 million, or 14.0%, lower than H1 2020 due to a 11% reduction in headcount from simplifying the business and the non-repeat of COVID-19 related costs last year.
●	A net impairment release of £29 million in H1 2021 mainly reflects Stage 1 and Stage 2 releases. Stage 3 defaults remain low.
●	Net loans to customers increased by £1.8 billion, or 13.5%, in H1 2021 due to higher demand from customers in the Institutional Banking sector.
●
Customer deposits increased by £2.6 billion, or 8.3%, in H1 2021 due to £2.3 billion of short-term placement inflows in the Institutional Banking sector and a £0.6 billion increase in Notice products as clients switched from short-term call products to longer term products.

●	Depositary assets have increased by £32.9 billion in H1 2021 in both operating jurisdictions, Luxembourg and UK, as a result of increases in fund performance and new business.
Q2 2021 performance
●
Total income was £10 million, or 8.1%, higher than Q1 2021 due to higher average lending and deposit volumes in the Institutional Banking sector and was £18 million, or 15.7%, higher than Q2 2020 principally due to higher depositary and non-utilisation fees. Net interest margin decreased by 4 basis points compared with Q1 2021 largely due to lower returns from higher surplus deposits.

●	A net impairment release of £27 million in Q2 2021, mainly reflects Stage 1 and Stage 2 releases. Stage 3 defaults remain low.
●	Net loans to customers increased by £0.4 billion compared with Q1 2021 due to higher demand from customers in the Institutional Banking sector.
●	Customer deposits increased by £0.6 billion compared with Q1 2021 following an inflow of short term call deposits in the Institutional Banking sector as customer activity increased.

Business performance summary
International Banking and Markets
NatWest Markets(1)
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Total income	295	816	106	189	273
of which:
- Income excluding asset disposals/strategic risk
reduction and own credit adjustments	334	826	143	191	438
- Asset disposals/strategic risk reduction (2)	(40)	(63)	(36)	(4)	(63)
- Own credit adjustments	1	53	(1)	2	(102)
Operating expenses	(560)	(707)	(285)	(275)	(365)
of which: Other expenses	(456)	(569)	(216)	(240)	(271)
Impairment releases/(losses)	16	(40)	10	6	(45)
Operating (loss)/profit	(249)	69	(169)	(80)	(137)
Return on equity	(9.2%)	0.8%	(12.1%)	(6.3%)	(7.1%)
Cost:income ratio	189.8%	86.6%	268.9%	145.5%	133.7%

			As at
			30 June	31 March	31 December
			2021	2021	2020
			£bn	£bn	£bn
Funded assets			111.8	105.7	105.9
RWAs			26.9	26.5	26.9

Notes:
(1)
The NatWest Markets operating segment is not the same as the NatWest Markets Plc legal entity (NWM Plc) or group (NWM or NWM Group). The NatWest Markets segment excludes the Central items & other segment.
(2)
Asset disposals/strategic risk reduction relates to the cost of exiting positions, which includes changes in carrying value to align to the expected exit valuation, and the impact of risk reduction transactions entered into, in respect of the strategic announcement on 14 February 2020.

NatWest Markets continued to support customers with innovative financial solutions and to deliver on plans to become a more sustainable part of NatWest Group. NatWest Markets has further developed its capability to offer better integrated solutions, particularly in foreign exchange and funds financing, targeted to the investment management community. NatWest Markets continued to build momentum in Climate and Sustainable Funding and Financing, with a strong performance during the first half of 2021, delivering £6.3 billion towards NatWest Group’s 2021 target.

H1 2021 performance
●
Income excluding asset disposals/strategic risk reduction and OCA decreased by £492 million, or 59.6%, compared with H1 2020 reflecting the exceptional level of market activity generated by the spread of the COVID-19 virus in the prior period, together with weaker performance and reshaping of the Fixed Income business in the current period. Capital Markets and Currencies performed broadly in line with expectations. The H1 2021 results also included a £20 million loss from a liability management exercise which thereafter reduces the cost of funding.

●	Other expenses decreased by £113 million, or 19.9%, compared with H1 2020 reflecting continued reductions in line with the strategic announcement in February 2020.
●
RWAs were in line with 31 December 2020 however, following the announcement of GBP LIBOR cessation in March 2021, market risk RWAs became elevated by £2.5 billion as a result of including modelled GBP LIBOR basis risk post 4 January 2022. Regulatory approval has been obtained in July 2021 to update the VaR model and this will remove this impact in Q3 2021. If this model approval was back dated to Q2 2021 the reported RWAs would have been £24.4 billion. Underlying levels of market risk were low and progress continues to be made on asset disposals in line with the strategy.

Q2 2021 performance
●
Income excluding asset disposals/strategic risk reduction and OCA decreased by £48 million compared with Q1 2021 reflecting a weaker performance in Fixed Income and a reduction in Currencies as volatility decreased. In comparison to Q2 2020, income excluding asset disposals/strategic risk reduction and OCA decreased by £295 million, or 67.4%, reflecting more normalised levels of customer activity, with the prior period impacted by exceptional levels of market activity generated by the spread of the COVID-19 virus.

●	Other expenses decreased by £24 million compared with Q1 2021 reflecting the timing of discretionary expense and continued reductions in line with the strategic announcement in February 2020.
●
RWAs increased by £0.4 billion compared with Q1 2021 reflecting the impact of GBP LIBOR cessation highlighted above. Underlying levels of market risk were low and progress continues to be made on asset disposals in line with the strategy.

Business performance summary
Ulster Bank RoI
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2021	2020	2021	2021	2020
	€m	€m	€m	€m	€m
Total income	279	285	137	142	135
Operating expenses	(299)	(283)	(156)	(143)	(140)
of which: Other expenses	(281)	(271)	(149)	(132)	(134)
Impairment releases/(losses)	13	(278)	(1)	14	(246)
Operating (loss)/profit	(7)	(276)	(20)	13	(251)
Return on equity	(0.7%)	(24.3%)	(4.1%)	2.6%	(45.5%)
Net interest margin	1.46%	1.52%	1.43%	1.49%	1.49%
Cost:income ratio	107.2%	99.3%	113.9%	100.7%	103.7%
Loan impairment rate	(13)bps	260bps	2bps	(27)bps	460bps

			As at
			30 June	31 March	31 December
			2021	2021	2020
			€bn	€bn	€bn
Net loans to customers (amortised cost)			19.4	19.8	20.0
Customer deposits			21.6	21.7	21.8
RWAs			12.2	13.1	13.2

In June 2021, UBIDAC entered into a binding agreement with Allied Irish Banks p.l.c. for the sale of around €4.2 billion of gross performing commercial lending and associated undrawn exposures of around €2.8 billion. The timing of completion remains uncertain and the sale is subject to obtaining regulatory and other approvals. In July 2021, NatWest Group plc and UBIDAC entered into a non-binding Memorandum of Understanding with Permanent TSB Group Holdings p.l.c. for the proposed sale of a perimeter comprising performing non-tracker mortgages, performing micro-SME loans, UBIDAC’s asset finance business and 25 branch locations. The proposed perimeter included approximately €7.6 billion gross performing loans as at 31 March 2021. Ulster Bank RoI remains focused on supporting its customers as it continues its withdrawal from the Republic of Ireland.

H1 2021 performance
●
Total income decreased by €6 million, or 2.1%, compared with H1 2020 primarily reflecting lower lending levels and fee income as a result of the continued impact of COVID-19 and the recent announcement to commence a phased withdrawal from the Republic of Ireland, partially offset by increased FX gains.

●
Other expenses were €10 million, or 3.7%, higher than H1 2020 due to increased regulatory levies and higher VAT charges, partially offset by a 7.1% reduction in headcount and lower back office operations costs.

●
A net impairment release of €13 million in H1 2021 reflects improvements in the mortgage portfolio, including releases related to the final de-recognition of assets from a non-performing loan (NPL) sale agreed in Q4 2019, offset by post model adjustments to reflect loan disposal strategies not captured within loss modelling.

●	Net loans to customers decreased by €0.6 billion, or 3.0%, in H1 2021 as repayments exceeded gross new lending of €0.8 billion.
●	Customer deposits decreased by €0.2 billion, or 0.9%, in H1 2021 due to a large short term placement at the end of 2020 partially offset by increased personal balances.
Q2 2021 performance
●
Total income decreased by €5 million compared with Q1 2021 due to lower lending income and reduced FX gains. Net interest margin decreased by 6 basis points compared with Q1 2021 reflecting lower lending volumes and a stable deposit base, resulting in higher liquid assets in a negative interest rate environment.

●
Other expenses increased by €17 million compared with Q1 2021 mainly due to increased Single Resolution Fund (SRF) levies, much of which relates to prior years, and higher VAT charges, partially offset by a 3.7% reduction in headcount.

●	Net loans to customers decreased by €0.4 billion compared with Q1 2021.
●	Customer deposits decreased by €0.1 billion compared with Q1 2021 resulting in loan:deposit ratio of 90% compared with 91% in Q1 2021.
●	RWAs decreased by €0.9 billion compared with Q1 2021 mainly due to improvements in asset quality, lower lending volumes and the impact of the NPL de-recognition.

Business performance summary
Central items & other
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Central items not allocated	83	(216)	110	(27)	(146)

●
An £83 million operating profit within central items not allocated mainly reflects a £129 million share of associate profits for the Business Growth Fund, a litigation and conduct release and IFRS volatility, partially offset by a £138 million day one loss on redemption of own debt related to the repurchase of legacy instruments, which will result in annual net interest savings of c.£51 million.

Segment performance
		Half year ended 30 June 2021
					International Banking & Markets
		Retail	Private	Commercial	RBS	NatWest	Ulster	Central items &	Total NatWest
		Banking	Banking	Banking	International	Markets	Bank RoI	other	Group
		£m	£m	£m	£m	£m	£m	£m	£m
	Income statement
	Net interest income	1,976	232	1,308	182	(3)	187	34	3,916
	Own credit adjustments	-	-	-	-	1	-	(1)	-
	Other non-interest income	174	136	615	74	297	56	51	1,403
	Total income	2,150	368	1,923	256	295	243	84	5,319
Direct expenses	- staff costs	(232)	(67)	(280)	(52)	(188)	(94)	(768)	(1,681)
	- other costs	(111)	(20)	(131)	(24)	(64)	(68)	(1,108)	(1,526)
	Indirect expenses	(759)	(155)	(642)	(28)	(204)	(83)	1,871	-
Strategic costs	- direct	(16)	(5)	(39)	(6)	(90)	(1)	(175)	(332)
	- indirect	(60)	(7)	(23)	(2)	(16)	(2)	110	-
	Litigation and conduct costs	(9)	5	(37)	-	2	(13)	70	18
	Operating expenses	(1,187)	(249)	(1,152)	(112)	(560)	(261)	-	(3,521)
	Operating profit/(loss) before impairment releases/(losses)	963	119	771	144	(265)	(18)	84	1,798
	Impairment releases/(losses)	57	27	568	29	16	11	(1)	707
	Operating profit/(loss)	1,020	146	1,339	173	(249)	(7)	83	2,505
	Additional information
	Return on tangible equity (1)	na	na	na	na	na	na	na	11.7%
	Return on equity (1)	27.5%	14.2%	21.9%	22.1%	(9.2%)	(0.8%)	nm	na
	Cost:income ratio (1)	55.2%	67.7%	58.4%	43.8%	189.8%	107.4%	nm	65.7%
	Total assets (£bn)	204.2	27.7	185.8	37.0	219.4	25.4	76.4	775.9
	Funded assets (£bn) (1)	204.2	27.7	185.8	36.9	111.8	25.4	74.5	666.3
	Net loans to customers - amortised cost (£bn)	178.1	18.0	103.8	15.1	6.3	16.7	24.7	362.7
	Loan impairment rate (1)	(6)bps	(30)bps	(107)bps	(38)bps	nm	(13)bps	nm	(38)bps
	Impairment provisions (£bn)	(1.6)	(0.1)	(2.1)	(0.1)	(0.1)	(0.7)	-	(4.7)
	Impairment provisions - Stage 3 (£bn)	(0.8)	-	(0.8)	(0.1)	(0.1)	(0.4)	-	(2.2)
	Customer deposits (£bn)	184.1	34.7	176.0	33.9	2.5	18.5	17.5	467.2
	Risk-weighted assets (RWAs) (£bn)	35.6	11.2	69.5	7.6	26.9	10.5	1.7	163.0
	RWA equivalent (RWAe) (£bn)	35.6	11.3	69.5	7.7	28.6	10.5	1.8	165.0
	Employee numbers (FTEs - thousands)	15.3	1.9	9.1	1.6	1.6	2.6	27.1	59.2
	Third party customer asset rate (2)	2.70%	2.36%	2.74%	2.23%	nm	2.28%	nm	nm
	Third party customer funding rate (2)	(0.07%)	(0.00%)	(0.01%)	0.07%	nm	0.01%	nm	nm
	Average interest earning assets (£bn) (1)	192.5	26.4	168.2	35.3	32.3	25.8	nm	519.2
	Bank net interest margin (1)	2.07%	1.77%	1.57%	1.04%	na	1.46%	nm	1.62%
nm = not meaningful, na = not applicable.

For the notes to this table, refer to page 18.

Segment performance
		Half year ended 30 June 2020
					International Banking & Markets
		Retail	Private	Commercial	RBS	NatWest	Ulster	Central items &	Total NatWest
		Banking	Banking	Banking	International	Markets	Bank RoI	other	Group
		£m	£m	£m	£m	£m	£m	£m	£m
	Income statement
	Net interest income	1,982	251	1,370	201	(34)	194	(112)	3,852
	Own credit adjustments	-	-	-	-	53	-	-	53
	Other non-interest income	203	141	633	58	797	55	46	1,933
	Total income	2,185	392	2,003	259	816	249	(66)	5,838
Direct expenses	- staff costs	(268)	(79)	(341)	(65)	(326)	(100)	(617)	(1,796)
	- other costs	(103)	(25)	(140)	(27)	(94)	(42)	(1,148)	(1,579)
	Indirect expenses	(798)	(137)	(658)	(29)	(149)	(92)	1,863	-
Strategic costs	- direct	(1)	-	(2)	(3)	(120)	(4)	(334)	(464)
	- indirect	(103)	(10)	(73)	(5)	(16)	(8)	215	-
	Litigation and conduct costs	198	(1)	(7)	3	(2)	1	(103)	89
	Operating expenses	(1,075)	(252)	(1,221)	(126)	(707)	(245)	(124)	(3,750)
	Operating profit/(loss) before impairment losses	1,110	140	782	133	109	4	(190)	2,088
	Impairment losses	(657)	(56)	(1,790)	(46)	(40)	(243)	(26)	(2,858)
	Operating profit/(loss)	453	84	(1,008)	87	69	(239)	(216)	(770)
	Additional information
	Return on tangible equity (1)	na	na	na	na	na	na	na	(4.4%)
	Return on equity (1)	10.7%	8.2%	(17.9%)	11.8%	0.8%	(24.2%)	nm	na
	Cost:income ratio (1)	49.2%	64.3%	59.5%	48.6%	86.6%	98.4%	nm	63.8%
	Total assets (£bn)	187.1	23.9	186.0	31.5	303.8	27.6	47.0	806.9
	Funded assets (£bn) (1)	187.1	23.9	186.0	31.5	122.9	27.6	44.5	623.5
	Net loans to customers - amortised cost (£bn)	164.5	16.0	112.0	12.7	11.4	18.7	17.0	352.3
	Loan impairment rate (1)	79bps	70bps	311bps	72bps	nm	248bps	nm	159bps
	Impairment provisions (£bn)	(1.9)	(0.1)	(3.0)	-	(0.2)	(0.9)	-	(6.1)
	Impairment provisions - Stage 3 (£bn)	(0.9)	-	(1.2)	-	(0.1)	(0.6)	-	(2.8)
	Customer deposits (£bn)	161.0	29.8	159.6	29.5	5.5	20.0	2.9	408.3
	Risk-weighted assets (RWAs) (£bn)	36.7	10.4	78.3	6.8	35.1	12.8	1.4	181.5
	RWA equivalent (RWAe) (£bn)	36.7	10.4	78.4	6.9	37.2	12.8	1.5	183.9
	Employee numbers (FTEs - thousands)	17.1	1.8	9.6	1.8	5.0	2.8	24.6	62.7
	Third party customer asset rate (2)	2.97%	2.67%	3.04%	2.65%	nm	2.27%	nm	nm
	Third party customer funding rate (2)	(0.28%)	(0.21%)	(0.15%)	(0.05%)	nm	(0.07%)	nm	nm
	Average interest earning assets (£bn) (1)	178.6	23.0	156.5	31.2	38.0	25.7	nm	477.9
	Bank net interest margin (1)	2.23%	2.20%	1.76%	1.30%	na	1.52%	nm	1.78%
nm = not meaningful, na = not applicable.

For the notes to this table, refer to page 18.

Segment performance
		Quarter ended 30 June 2021
					International Banking & Markets
		Retail	Private	Commercial	RBS	NatWest	Ulster	Central items &	Total NatWest
		Banking	Banking	Banking	International	Markets	Bank RoI	other	Group
		£m	£m	£m	£m	£m	£m	£m	£m
	Income statement
	Net interest income	1,003	117	665	93	4	93	10	1,985
	Own credit adjustments	-	-	-	-	(1)	-	(1)	(2)
	Other non-interest income	91	66	317	40	103	26	34	677
	Total income	1,094	183	982	133	106	119	43	2,660
Direct expenses	- staff costs	(116)	(33)	(139)	(26)	(77)	(47)	(371)	(809)
	- other costs	(50)	(11)	(65)	(11)	(35)	(45)	(542)	(759)
	Indirect expenses	(379)	(76)	(301)	(15)	(104)	(38)	913	-
Strategic costs	- direct	(5)	(5)	(13)	(2)	(60)	(1)	(86)	(172)
	- indirect	(43)	(3)	(14)	(1)	(11)	(1)	73	-
	Litigation and conduct costs	(7)	-	(37)	-	2	(4)	80	34
	Operating expenses	(600)	(128)	(569)	(55)	(285)	(136)	67	(1,706)
	Operating profit/(loss) before impairment releases/(losses)	494	55	413	78	(179)	(17)	110	954
	Impairment releases/(losses)	91	27	451	27	10	(1)	-	605
	Operating profit/(loss)	585	82	864	105	(169)	(18)	110	1,559
	Additional information
	Return on tangible equity (1)	na	na	na	na	na	na	na	15.6%
	Return on equity (1)	32.0%	15.9%	29.3%	26.5%	(12.1%)	(4.3%)	nm	na
	Cost:income ratio (1)	54.8%	69.9%	56.4%	41.4%	268.9%	114.3%	nm	63.7%
	Total assets (£bn)	204.2	27.7	185.8	37.0	219.4	25.4	76.4	775.9
	Funded assets (£bn) (1)	204.2	27.7	185.8	36.9	111.8	25.4	74.5	666.3
	Net loans to customers - amortised cost (£bn)	178.1	18.0	103.8	15.1	6.3	16.7	24.7	362.7
	Loan impairment rate (1)	(20)bps	(60)bps	(170)bps	(71)bps	nm	2bps	nm	(66)bps
	Impairment provisions (£bn)	(1.6)	(0.1)	(2.1)	(0.1)	(0.1)	(0.7)	-	(4.7)
	Impairment provisions - Stage 3 (£bn)	(0.8)	-	(0.8)	(0.1)	(0.1)	(0.4)	-	(2.2)
	Customer deposits (£bn)	184.1	34.7	176.0	33.9	2.5	18.5	17.5	467.2
	Risk-weighted assets (RWAs) (£bn)	35.6	11.2	69.5	7.6	26.9	10.5	1.7	163.0
	RWA equivalent (RWAe) (£bn)	35.6	11.3	69.5	7.7	28.6	10.5	1.8	165.0
	Employee numbers (FTEs - thousands)	15.3	1.9	9.1	1.6	1.6	2.6	27.1	59.2
	Third party customer asset rate (2)	2.67%	2.36%	2.82%	2.18%	nm	2.28%	nm	nm
	Third party customer funding rate (2)	(0.06%)	(0.00%)	(0.02%)	0.09%	nm	0.01%	nm	nm
	Average interest earning assets (£bn) (1)	193.8	26.8	167.1	36.4	32.3	25.8	nm	526.1
	Bank net interest margin (1)	2.08%	1.75%	1.60%	1.02%	na	1.45%	nm	1.61%
nm = not meaningful, na = not applicable.

For the notes to this table, refer to page 18.

Segment performance
		Quarter ended 31 March 2021
					International Banking & Markets
		Retail	Private	Commercial	RBS	NatWest	Ulster	Central items &	Total NatWest
		Banking	Banking	Banking	International	Markets	Bank RoI	other	Group
		£m	£m	£m	£m	£m	£m	£m	£m
	Income statement
	Net interest income	973	115	643	89	(7)	94	24	1,931
	Own credit adjustments	-	-	-	-	2	-	-	2
	Other non-interest income	83	70	298	34	194	30	17	726
	Total income	1,056	185	941	123	189	124	41	2,659
Direct expenses	- staff costs	(116)	(34)	(141)	(26)	(111)	(47)	(397)	(872)
	- other costs	(61)	(9)	(66)	(13)	(29)	(23)	(566)	(767)
	Indirect expenses	(380)	(79)	(341)	(13)	(100)	(45)	958	-
Strategic costs	- direct	(11)	-	(26)	(4)	(30)	-	(89)	(160)
	- indirect	(17)	(4)	(9)	(1)	(5)	(1)	37	-
	Litigation and conduct costs	(2)	5	-	-	-	(9)	(10)	(16)
	Operating expenses	(587)	(121)	(583)	(57)	(275)	(125)	(67)	(1,815)
	Operating profit/(loss) before impairment (losses)/releases	469	64	358	66	(86)	(1)	(26)	844
	Impairment (losses)/releases	(34)	-	117	2	6	12	(1)	102
	Operating profit/(loss)	435	64	475	68	(80)	11	(27)	946
	Additional information
	Return on tangible equity (1)	na	na	na	na	na	na	na	7.9%
	Return on equity (1)	23.0%	12.4%	14.9%	17.5%	(6.3%)	2.5%	nm	na
	Cost:income ratio (1)	55.6%	65.4%	60.5%	46.3%	145.5%	100.8%	nm	67.8%
	Total assets (£bn)	199.2	26.9	187.1	36.7	226.8	25.9	67.2	769.8
	Funded assets (£bn) (1)	199.2	26.9	187.1	36.7	105.7	25.9	65.3	646.8
	Net loans to customers - amortised cost (£bn)	174.8	17.5	106.6	14.7	7.5	16.9	20.7	358.7
	Loan impairment rate (1)	8bps	-	(43)bps	(5)bps	nm	(27)bps	nm	(11)bps
	Impairment provisions (£bn)	(1.8)	(0.1)	(2.7)	(0.1)	(0.1)	(0.7)	(0.1)	(5.6)
	Impairment provisions - Stage 3 (£bn)	(0.8)	-	(0.9)	-	(0.1)	(0.5)	(0.1)	(2.4)
	Customer deposits (£bn)	179.1	33.5	169.4	33.3	2.4	18.4	17.2	453.3
	Risk-weighted assets (RWAs) (£bn)	35.0	11.2	71.6	7.7	26.5	11.1	1.6	164.7
	RWA equivalent (RWAe) (£bn)	35.0	11.2	71.7	7.7	29.2	11.1	1.7	167.6
	Employee numbers (FTEs - thousands)	15.8	1.9	9.5	1.6	2.1	2.7	26.0	59.6
	Third party customer asset rate (2)	2.73%	2.36%	2.65%	2.28%	nm	2.28%	nm	nm
	Third party customer funding rate (2)	(0.08%)	(0.00%)	(0.01%)	0.05%	nm	0.00%	nm	nm
	Average interest earning assets (£bn) (1)	191.2	26.0	169.4	34.1	32.4	25.8	nm	512.2
	Bank net interest margin (1)	2.06%	1.79%	1.54%	1.06%	na	1.48%	nm	1.64%
nm = not meaningful, na = not applicable.

For the notes to this table, refer to the following page.

Segment performance
		Quarter ended 30 June 2020
					International Banking & Markets
		Retail	Private	Commercial	RBS	NatWest	Ulster	Central items &	Total NatWest
		Banking	Banking	Banking	International	Markets	Bank RoI	other	Group
		£m	£m	£m	£m	£m	£m	£m	£m
	Income statement
	Net interest income	975	124	696	90	6	97	(78)	1,910
	Own credit adjustments	-	-	-	-	(102)	-	-	(102)
	Other non-interest income	60	67	299	25	369	23	25	868
	Total income	1,035	191	995	115	273	120	(53)	2,676
Direct expenses	- staff costs	(133)	(40)	(167)	(33)	(159)	(52)	(293)	(877)
	- other costs	(45)	(9)	(67)	(13)	(37)	(18)	(595)	(784)
	Indirect expenses	(399)	(74)	(337)	(15)	(75)	(46)	946	-
Strategic costs	- direct	(1)	-	-	(2)	(86)	(3)	(241)	(333)
	- indirect	(69)	(5)	(34)	(2)	(8)	(4)	122	-
	Litigation and conduct costs	101	(1)	(6)	-	-	1	(10)	85
	Operating expenses	(546)	(129)	(611)	(65)	(365)	(122)	(71)	(1,909)
	Operating profit/(loss) before impairment losses	489	62	384	50	(92)	(2)	(124)	767
	Impairment losses	(360)	(27)	(1,355)	(31)	(45)	(216)	(22)	(2,056)
	Operating profit/(loss)	129	35	(971)	19	(137)	(218)	(146)	(1,289)
	Additional information
	Return on tangible equity (1)	na	na	na	na	na	na	na	(12.4%)
	Return on equity (1)	5.7%	6.6%	(32.5%)	4.3%	(7.1%)	(44.5%)	nm	na
	Cost:income ratio (1)	52.8%	67.5%	59.9%	56.5%	133.7%	101.7%	nm	70.9%
	Total assets (£bn)	187.1	23.9	186.0	31.5	303.8	27.6	47.0	806.9
	Funded assets (£bn) (1)	187.1	23.9	186.0	31.5	122.9	27.6	44.5	623.5
	Net loans to customers - amortised cost (£bn)	164.5	16.0	112.0	12.7	11.4	18.7	17.0	352.3
	Loan impairment rate (1)	87bps	67bps	472bps	97bps	nm	441bps	nm	229bps
	Impairment provisions (£bn)	(1.9)	(0.1)	(3.0)	-	(0.2)	(0.9)	-	(6.1)
	Impairment provisions - Stage 3 (£bn)	(0.9)	-	(1.2)	-	(0.1)	(0.6)	-	(2.8)
	Customer deposits (£bn)	161.0	29.8	159.6	29.5	5.5	20.0	2.9	408.3
	Risk-weighted assets (RWAs) (£bn)	36.7	10.4	78.3	6.8	35.1	12.8	1.4	181.5
	RWA equivalent (RWAe) (£bn)	36.7	10.4	78.4	6.9	37.2	12.8	1.5	183.9
	Employee numbers (FTEs - thousands)	17.1	1.8	9.6	1.8	5.0	2.8	24.6	62.7
	Third party customer asset rate (2)	2.88%	2.53%	2.88%	2.58%	nm	2.27%	nm	nm
	Third party customer funding rate (2)	(0.20%)	(0.12%)	(0.13%)	(0.01%)	nm	(0.07%)	nm	nm
	Average interest earning assets (£bn) (1)	179.8	23.3	164.6	31.5	39.9	26.4	nm	497.4
	Bank net interest margin (1)	2.18%	2.14%	1.70%	1.15%	na	1.48%	nm	1.67%
nm = not meaningful, na = not applicable.

Notes:
(1)	Refer to Non-IFRS financial measures Appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics where relevant.
(2)
Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers only. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. This excludes intragroup items, loans to banks and liquid asset portfolios. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation. Comparatives have been restated. Net interest margin is calculated as net interest income as a percentage of the average interest-earning assets without these exclusions.

Risk and capital management
Page
Credit risk
Economic loss drivers	20
UK economic uncertainty	22
Measurement uncertainty and ECL sensitivity analysis	26
Measurement uncertainty and ECL adequacy
Credit risk – Banking activities
Segment analysis	30
Sector analysis	35
Wholesale forbearance
Personal portfolio	43
Commercial real estate	46
Flow statements	48
Stage 2 decomposition by a significant increase in credit risk trigger	57
Asset quality	59
Credit risk – Trading activities	63
Capital, liquidity and funding risk	66
Market risk
Non-traded	76
Traded
Other risks	81

Certain disclosures in the Risk and capital management section are within the scope of EY’s review report and are marked accordingly by a bracket in the right-hand margin.

Economic loss drivers
Introduction
The portfolio segmentation and selection of economic loss drivers for IFRS 9 follow closely the approach used in stress testing. To enable robust modelling the forecasting models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic factors, (typically three to four) that best explain the temporal variations in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgement.

The most material economic loss drivers are shown in the table below.

Portfolio	Economic loss drivers
UK retail mortgages	UK unemployment rate, sterling swap rate, UK house price index, UK household debt to income
UK retail unsecured	UK unemployment rate, sterling swap rate, UK household debt to income
UK large corporates	World GDP, UK unemployment rate, sterling swap rate, stock price index
UK commercial	UK GDP, UK unemployment rate, sterling swap rate
UK commercial real estate	UK GDP, UK property price indices, sterling swap rate
RoI retail mortgages	RoI unemployment rate, European Central Bank base rate, RoI house price index
Note:
(1) This is not an exhaustive list of economic loss drivers but shows the most material drivers for the most material models/portfolios.

Economic scenarios
There was improvement in the economic outlook for the UK since 31 December 2020, which was reflected in a more optimistic base case scenario as at 30 June 2021. The main drivers of the improvement were as follows:
● Rapid roll-out of the COVID-19 vaccination in the UK and in other developed countries, leading to relaxation of restrictions.
● The success of various government support measures in containing the fallout from lockdown.
● Faster than expected economic recovery, with GDP having made material gains since the lifting of restrictions, and labour and housing markets in particular showing continued signs of resiliency.

The range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios. The scenarios primarily reflect a range of outcomes for the path of COVID-19 as well as recovery, and the associated effects on labour and asset markets.

The four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. The scenarios were developed to provide sufficient coverage across potential changes in unemployment, asset price and the degree of permanent damage to the economy, around which there are pronounced levels of uncertainty at this stage.

The tables below provide details of the key economic parameters under the four scenarios.

The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the table below. The compound annual growth rate (CAGR) for GDP is shown. It also shows the five-year average for unemployment and the Bank of England base rate. The House Price Index and commercial real estate figures show the total change in each asset over five years.

Main macroeconomic variables	30 June 2021	31 December 2020
Extreme	Extreme
Upside	Base case	Downside	downside	Upside	Base case	Downside	downside
Five-year summary	%	%	%	%	%	%	%	%
UK
GDP - CAGR	3.9	3.5	2.9	2.5	3.6	3.1	2.8	1.3
Unemployment - average	4.1	4.6	5.8	8.1	4.4	5.7	7.1	9.7
House price index - total change	23.4	14.2	4.9	(0.8)	12.5	7.6	4.4	(19.0)
Bank of England base rate - average	0.9	0.4	-	(0.5)	0.2	-	(0.1)	(0.5)
Commercial real estate price - total change	13.6	4.7	0.1	(8.7)	4.3	0.7	(12.0)	(31.5)

Republic of Ireland
GDP - CAGR	3.8	3.2	2.5	1.8	4.2	3.5	3.0	1.6
Unemployment - average	5.1	6.8	9.1	10.9	5.6	7.5	9.3	11.2
House price index - total change	25.4	18.0	11.3	2.6	21.0	13.3	6.8	(7.0)
European Central Bank base rate - average	0.2	0.1	-	-	0.1	-	-	-

World GDP - CAGR	3.8	3.5	2.7	1.8	3.5	3.4	2.9	2.8

Probability weight	35.0	40.0	20.0	5.0	20.0	40.0	30.0	10.0
Notes:
(1) The five year period starts at Q1 2021 for 30 June 2021 and Q3 2020 for 31 December 2020.
(2) The Republic of Ireland unemployment rate in table above and following tables corresponds to the mid-point of the Irish Central Statistics Office lower and upper bound unemployment rate measures.

Risk and capital management
Credit risk continued

GDP - annual growth
Base	Extreme	Base	Extreme
Upside	case	Downside	downside	Upside	case	Downside	downside
UK	%	%	%	%	Republic of Ireland	%	%	%	%
2021	10.1	7.3	2.7	0.1	2021	9.1	4.8	1.8	(0.3)
2022	5.4	5.8	4.3	-	2022	5.0	4.9	2.2	(3.7)
2023	1.6	1.6	4.4	7.7	2023	3.0	3.6	5.4	7.5
2024	1.6	1.6	2.2	3.7	2024	2.6	3.0	3.2	5.2
2025	1.6	1.6	1.5	1.7	2025	2.7	2.9	2.8	3.1

Unemployment rate - annual average
Base	Extreme	Base	Extreme
Upside	case	Downside	downside	Upside	case	Downside	downside
UK	%	%	%	%	Republic of Ireland	%	%	%	%
2021	4.7	5.3	5.4	5.9	2021	9.0	11.7	14.2	14.9
2022	4.3	4.8	7.0	11.8	2022	5.8	7.5	12.7	13.9
2023	4.0	4.5	6.5	10.4	2023	4.7	6.1	7.6	12.4
2024	3.8	4.5	5.4	7.1	2024	4.4	5.7	7.0	9.0
2025	3.8	4.3	4.8	5.2	2025	4.2	5.4	6.3	6.6

House price index - four quarter growth
Base	Extreme	Base	Extreme
Upside	case	Downside	downside	Upside	case	Downside	downside
UK	%	%	%	%	Republic of Ireland	%	%	%	%
2021	8.0	2.0	(2.4)	(5.4)	2021	10.9	3.6	(4.7)	(3.5)
2022	1.7	0.5	(3.0)	(27.0)	2022	4.9	3.6	1.3	(21.4)
2023	2.8	1.9	1.3	12.2	2023	2.4	3.3	4.0	10.3
2024	4.8	4.8	4.8	19.5	2024	2.8	3.5	5.8	17.6
2025	4.0	4.0	4.0	6.2	2025	3.2	3.4	5.3	4.7

Commercial real estate price - four quarter growth
Base	Extreme
Upside	case	Downside	downside
UK	%	%	%	%
2021	7.0	(1.4)	(8.4)	(13.4)
2022	2.1	2.0	(1.3)	(18.2)
2023	1.7	1.7	5.8	15.7
2024	1.3	1.3	2.3	5.4
2025	1.2	1.2	2.3	5.1
Worst points	30 June 2021	31 December 2020
Extreme	Extreme
Upside	Base case	Downside	downside	Upside	Base case	Downside	downside
UK	%	%	%	%	%	%	%	%
GDP	-	-	-	(10.2)	-	(1.8)	(5.1)	(10.4)
Unemployment rate (peak)	5.0	5.5	7.0	11.9	5.9	7.0	9.4	13.9
House price index	-	-	(6.1)	(33.1)	-	(3.6)	(11.2)	(32.0)
Commercial real estate price	-	(2.1)	(14.1)	(33.1)	(3.4)	(10.1)	(28.9)	(40.4)

Republic of Ireland
GDP	-	-	(5.3)	(13.3)	(0.6)	(3.0)	(5.5)	(13.8)
Unemployment rate (peak)	15.0	15.0	15.0	17.2	16.5	16.5	16.5	18.1
House price index	-	-	(10.1)	(26.5)	-	(4.2)	(13.3)	(27.0)
Note:
(1) For the unemployment rate, the figures show the peak levels between 2021 and 2026 for 30 June 2021, and between 2020 and 2025 for 31 December 2020. For the other parameters, the figures show falls relative to the starting periods mentioned under the five-year summary table above.

Risk and capital management
Credit risk continued

Probability weightings of scenarios
NatWest Group’s approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. The scale of the economic impact of COVID-19 and the range of recovery paths necessitates a change of approach to assigning probability weights from that used in recent updates. Prior to 2020, GDP paths for NatWest Group’s scenarios were compared against a set of 1,000 model runs, following which a percentile in the distribution was established that most closely corresponded to the scenario.

Instead, NatWest Group has subjectively applied probability weights, reflecting expert views within NatWest Group. The probability weight assignment was judged to present good coverage to the central scenarios and the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 35% weighting was applied to the upside scenario, a 40% weighting applied to the base case scenario, a 20% weighting applied to the downside scenario and a 5% weighting applied to the extreme downside scenario. NatWest Group assessed the downside risk posed by COVID-19 to be diminishing over the course of 2021, with the vaccination roll-out and positive economic data being observed since the gradual relaxing of lockdown restrictions. NatWest Group therefore judged it was appropriate to apply a higher probability to upside-biased scenarios than at December 2020.

Use of the scenarios in Personal lending
Personal lending follows a discrete scenario approach. The probability of default (PD) and loss given default (LGD) values for each discrete scenario are calculated using product specific econometric models. Each account has a PD and LGD calculated as probability weighted averages across the suite of economic scenarios.

Use of the scenarios in Wholesale lending
The Wholesale lending ECL methodology is based on the concept of credit cycle indices (CCIs). The CCIs represent, similar to the exogenous component in Personal, all relevant economic loss drivers for a region/industry segment aggregated into a single index value that describes the loss rate conditions in the respective segment relative to its long-run average. A CCI value of zero corresponds to loss rates at long-run average levels, a positive CCI value corresponds to loss rates below long-run average levels and a negative CCI value corresponds to loss rates above long-run average levels.

The four economic scenarios are translated into forward-looking projections of CCIs using a set of econometric models. Subsequently the CCI projections for the individual scenarios are averaged into a single central CCI projection according to the given scenario probabilities. The central CCI projection is then overlaid with an additional mean reversion assumption, i.e. that after one to two years into the forecast horizon the CCIs gradually revert to their long-run average of zero.

Finally, ECL is calculated using a Monte Carlo approach by averaging PD and LGD values arising from many CCI paths simulated around the central CCI projection.

The rationale for the Wholesale approach is the long-standing observation that loss rates in Wholesale portfolios tend to follow regular cycles. This allows NatWest Group to enrich the range and depth of future economic conditions embedded in the final ECL beyond what would be obtained from using the discrete macro-economic scenarios alone.

Business banking, while part of the Wholesale segment, for reporting purposes, utilises the Personal lending rather than the Wholesale lending methodology.

UK economic uncertainty
Treatment of COVID-19 relief mechanisms
Use of COVID-19 relief mechanisms (for example, payment holidays, Coronavirus Business Interruption Loan Scheme (CBILS) and Bounce Back Loan Scheme (BBLS)) does not automatically merit identification of significant increase in credit risk (SICR) and trigger a Stage 2 classification in isolation. However, a subset of Personal customers who had accessed payment holiday support, and where their risk profile has been identified as relatively high risk continue to be collectively migrated to Stage 2 (if not already captured by other SICR criteria).

For Wholesale customers, NatWest Group continues to provide support, where appropriate, to existing customers. Those who are deemed either (a) to require a prolonged timescale to return to within NatWest Group’s risk appetite, (b) not to have been viable pre-COVID-19, or (c) not to be able to sustain their debt once COVID-19 is over, will trigger a SICR and, if concessions are sought, be categorised as forborne, in line with regulatory guidance. Payment holiday extensions beyond an aggregate of 12 months in an 18 month period to cover continuing COVID-19 business interruption are categorised as forbearance, including for customers where no other SICR triggers are present.

Risk and capital management
Credit risk continued

In February 2021, the British Business Bank announced details of Pay As You Grow (PAYG) options for borrowers of BBLS. The scheme options include the extension of lending terms, periods of reduced repayments and six month payment holidays. PAYG options are a feature of BBLS rather than a concession granted by NatWest Group. It is therefore not automatically considered significant credit deterioration and a Stage 2 trigger. NatWest Group relies on both customer attestations and existing credit monitoring procedures to identify significant financial difficulty. Should signs of financial stress be identified, a review is performed. If credit deterioration is confirmed, existing problem debt management journeys are followed and forbearance (if a concession is granted) is marked in line with existing processes. This will result in Stage 2 transfer.

Model monitoring and enhancement
The abrupt and prolonged interruption of a wide range of economic activities due to COVID-19 and the subsequent government interventions to support businesses and individuals, has resulted in patterns in the data of key economic loss drivers and loss outcomes, that are markedly different from those that NatWest Group’s models have been built on. To account for these structural changes, model adjustments have been applied and model changes have been implemented.

All in-model adjustments described have been applied by correcting the PD and LGD estimates within the core ECL calculation process and therefore consistently and systematically inform SICR identification and ECL measurement.

Government support
Most notably as a result of various government support measures, model-projected default rates in Wholesale and Personal have been adjusted by introducing lags between 6 to 12 months. These lags are based partly on objective empirical data (i.e. the absence of increases in realised default rates by the reporting date) and partly judgmental, based on remaining government support measures and their expected effectiveness.

Extreme GDP movements – Wholesale only
Due to the specific nature of COVID-19, GDP year-on-year movements in both directions are extremely sharp, many multiples of their respective extremes observed previously.

This creates a risk of overstretched, invalid extrapolations in statistical models. Therefore, all Wholesale econometric models were updated to make them robust against extreme GDP movements by capping projected CCI values at levels corresponding to three times the default rates observed at the peak of the global financial crisis and using quarterly averages rather than spot values for CCI projections.

Scenario sensitivity – Personal only
For the Personal lending portfolio, the forward-looking components of the IFRS 9 PD models were modified, leveraging existing econometric models used in stress testing to ensure that PDs appropriately reflect the forecasts for unemployment and house prices in particular.

Additionally, post model ECL adjustments were made in Personal to ensure that the ECL was adjusted for known model over and underpredictions pre-dating COVID-19, pending the systematic recalibration of the underlying models.

Risk and capital management
Credit risk continued
Governance and post model adjustments
The IFRS 9 PD, exposure at default and LGD models are subject to NatWest Group’s model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments (PMAs) were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All PMAs were subject to formal approval through provisioning governance, and were categorised as follows:
● Deferred model calibrations – ECL adjustments where PD model monitoring indicated that actual defaults were below estimated levels but where it was judged that an implied ECL release was not supportable, as these were being judged to have been distorted by government support schemes. As a consequence, any potential ECL release was deferred and retained on the balance sheet.
● Economic uncertainty – ECL adjustments primarily arising from uncertainties associated with MES and credit outcomes as a result of the effect of COVID-19 and the consequences of government interventions. In both cases, management judged that additional ECL was required until further credit performance data became available on the behavioural and loss consequences of COVID-19.
● Other adjustments – ECL adjustments where it was judged that the modelled ECL required to be amended.

PMAs will remain a key focus area of NatWest Group’s ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends, particularly with more observable outcomes from the unwinding of COVID-19 support mechanisms during the remainder of 2021.

ECL post model adjustments	Retail	Commercial	Ulster
Banking	Banking	Bank RoI	Other	Total
30 June 2021	£m	£m	£m	£m	£m
Deferred model calibrations	103	51	(2)	-	152
Economic uncertainty	197	493	114	30	834
Other adjustments	22	19	118	4	163
322	563	230	34	1,149

31 December 2020
Deferred model calibrations	34	13	2	-	49
Economic uncertainty	158	526	176	18	878
Other adjustments	20	19	26	3	68
212	558	204	21	995
Retail Banking – The PMA for deferred model calibrations increased to £103 million from £34 million at 31 December
2020. This reflected management’s judgement that the implied ECL decreases that continued to manifest themselves through the standard PD model monitoring process during H1 2021, were not fully supportable as they were viewed as being temporarily distorted by government support mechanisms. Management retained this view on the basis that underlying portfolio performance had been influenced by the various customer support mechanisms and further outcome data is required.

The PMA for economic uncertainty increased to £197 million from £158 million at 31 December 2020. This was primarily due to the addition of a further £47 million of post model adjustments to hold back modelled LGD reductions on certain unsecured portfolio segments. The total included an ECL uplift of £55 million (a reduction from £63 million at 31 December 2020 due to PD improvements) on a subset of customers who had accessed payment holiday support where their risk profile was identified as relatively high risk. In addition, NatWest Group continues to retain a holdback of a modelled ECL release of £69 million, again due to the delayed default emergence reflective of the various customer support mechanisms (£15 million related to mortgages and £54 million related to unsecured lending). The H1 2021 overlay also included an ECL uplift on buy-to-let mortgages of £14 million (31 December 2020 – £15 million) to mitigate the risk of a disproportionate credit deterioration in challenging economic circumstances.

Other judgmental overlays included £15 million (31 December 2020 – £13 million) in respect of the repayment risk not captured in the models, that a proportion of customers on interest-only mortgages would not be able to repay the capital element of their loan at the end of term, as well as a £7 million overlay for an identified weakness in the mortgage PD model pending remediation.

Risk and capital management
Credit risk continue

Commercial Banking – The PMA for economic uncertainty included an overlay of £409 million (£450 million across NatWest Group’s Wholesale portfolio) based on a judgemental thesis, reflecting concern that the unprecedented nature of COVID-19 could result in longer debt recovery periods and lower values than history suggested, and also the risk of idiosyncratic credit outcomes. It also included an overlay of £23 million in respect of elevated concerns around borrowers’ ability to refinance facilities at the end of the contractual term. Additionally, it included overlays to address the effects of customer support mechanisms.

There was also a PMA for deferred model calibrations on the business banking portfolio reflecting management’s judgement that the beneficial modelling impact, and implied ECL decrease, was not supportable again while portfolio performance was being under-pinned by the various support mechanisms. Other adjustments included an overlay of £19 million to mitigate the effect of operational timing delays in the identification and flagging of a SICR.

Ulster Bank RoI – The PMA for economic uncertainty included an adjustment of £49 million in the mortgage portfolio reflecting concerns that losses arising from defaults during 2021 would be higher than modelled. There was a PMA of £30 million in the Wholesale portfolio, reflecting concern that the unprecedented nature of COVID-19 could result in longer debt recovery periods and lower recovery values than history suggested. It also included PMAs of £9 million in respect of high risk payment break mortgage customers and £23 million in the SME portfolio reflective of the elevated risk for this sector. The increase in other PMAs reflects the judgment that continuing actions on the phased withdrawal of Ulster Bank RoI from the Irish market will lead to higher/earlier crystallisation of losses.

Government guarantees
In April 2021, the UK government launched the Recovery Loan Scheme, replacing previous support schemes which are now closed. Consistent with CBILS and the Coronavirus Large Business Interruption Loan Scheme (CLBILS), the government guarantee is 80%. NatWest Group recognises lower LGDs for these lending products as a result, with 0% applied to the government-guaranteed part of the exposure. NatWest Group does not directly adjust the measurement of PD due to the government guarantee and continues to move exposures to Stage 2 and Stage 3 where a significant deterioration in credit risk or a default is identified.

Commercial Banking – The PMA for economic uncertainty included an overlay of £409 million (£450 million across NatWest Group’s Wholesale portfolio) based on a judgemental thesis, reflecting concern that the unprecedented nature of COVID-19 could result in longer debt recovery periods and lower values than history suggested, and also the risk of idiosyncratic credit outcomes. It also included an overlay of £23 million in respect of elevated concerns around borrowers’ ability to refinance facilities at the end of the contractual term. Additionally, it included overlays to address the effects of customer support mechanisms.

There was also a PMA for deferred model calibrations on the business banking portfolio reflecting management’s judgement that the beneficial modelling impact, and implied ECL decrease, was not supportable again while portfolio performance was being under-pinned by the various support mechanisms. Other adjustments included an overlay of £19 million to mitigate the effect of operational timing delays in the identification and flagging of a SICR.

Ulster Bank RoI – The PMA for economic uncertainty included an adjustment of £49 million in the mortgage portfolio reflecting concerns that losses arising from defaults during 2021 would be higher than modelled. There was a PMA of £30 million in the Wholesale portfolio, reflecting concern that the unprecedented nature of COVID-19 could result in longer debt recovery periods and lower recovery values than history suggested. It also included PMAs of £9 million in respect of high risk payment break mortgage customers and £23 million in the SME portfolio reflective of the elevated risk for this sector. The increase in other PMAs reflects the judgment that continuing actions on the phased withdrawal of Ulster Bank RoI from the Irish market will lead to higher/earlier crystallisation of losses.

Government guarantees
In April 2021, the UK government launched the Recovery Loan Scheme, replacing previous support schemes which are now closed. Consistent with CBILS and the Coronavirus Large Business Interruption Loan Scheme (CLBILS), the government guarantee is 80%. NatWest Group recognises lower LGDs for these lending products as a result, with 0% applied to the government-guaranteed part of the exposure. NatWest Group does not directly adjust the measurement of PD due to the government guarantee and continues to move exposures to Stage 2 and Stage 3 where a significant deterioration in credit risk or a default is identified.

Wholesale support schemes
The table below shows the uptake of BBLS, CBILS and CLBILS by Wholesale customers, by sector, which ended for new applications on 31 March 2021.
	BBLS			CBILS			CLBILS
	Approved	Drawdown	% of BBLS to	Approved	Drawdown	% of CBILS to	Approved	Drawdown	% of CLBILS to
30 June 2021	volume	amount (£m)	sector loans	volume	amount (£m)	sector loans	volume	amount (£m)	sector loans
Wholesale lending by sector
Airlines and aerospace	260	6	0.35%	18	9	0.53%	4	16	0.93%
Automotive	12,839	409	6.78%	578	143	2.37%	26	44	0.73%
Education	2,050	52	3.36%	121	76	4.91%	10	32	2.07%
Health	10,248	302	5.46%	630	101	1.82%	3	19	0.34%
Land transport and logistics	8,996	255	5.35%	399	99	2.08%	1	5	0.10%
Leisure	32,721	982	10.74%	2,182	568	6.21%	39	228	2.49%
Oil and gas	329	9	0.61%	15	7	0.47%	-	-	-
Retail	32,652	1,060	12.29%	1,655	399	4.63%	26	115	1.33%
Property	71,422	1,993	5.55%	2,491	676	1.88%	37	81	0.23%
Other (including Business
Banking)	127,787	3,181	3.49%	8,918	1,844	2.02%	84	328	0.36%
Total	299,304	8,249	4.97%	17,007	3,922	2.36%	230	868	0.52%

Notes:
(1)
The table contains some cases which as at 30 June 2021 were approved but not yet drawn down. Approved limits as at 30 June 2021 were as follows: BBLS £9.2 billion (90% drawn); CBILS – £4.2 billion (93% drawn); and CLBILS – £1.3 billion (66% drawn).
(2)
The Recovery Loan Scheme, a successor to the now closed BBLS, CBILS, and CLBILS was launched on 6 April 2021. Uptake of the new scheme was minimal with 192 customers having drawn down £13.7 million as at 2 July 2021.

Risk and capital management
Credit risk continued
Measurement uncertainty and ECL sensitivity analysis
The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact as at 30 June 2021. Scenario impacts on a SICR should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty – default is an observed event as at the balance sheet date. Stage 3 provisions therefore have not been considered in this analysis.

The impact arising from the upside, downside and extreme downside scenarios has been simulated. These scenarios are three of the four discrete scenarios used in the methodology for Personal MES as described in the Economic loss drivers section. In the simulations, NatWest Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a combined total 100% probability weighting and therefore serving as a single economic scenario.

These scenarios have been applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Modelled PMAs present in the underlying ECL estimates are also sensitised in line with the modelled ECL movements, but those that were judgmental in nature, primarily those for economic uncertainty, were not (refer to the Governance and post model adjustments section). As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

NatWest Group’s core criterion to identify a SICR is founded on PD deterioration, as discussed above. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.Risk and capital management
Credit risk continued

					Extreme
30 June 2021	Actual	Base case	Upside	Downside	downside
Stage 1 modelled exposure (£m)
Retail Banking	152,428	152,412	152,510	152,128	141,758
Ulster Bank RoI Personal & Business Banking	10,989	10,989	11,022	10,556	10,373
Wholesale	113,315	115,403	116,189	113,405	98,561
	276,732	278,804	279,721	276,089	250,692
Stage 1 modelled ECL (£m)
Retail Banking	110	112	112	113	113
Ulster Bank RoI Personal & Business Banking	25	24	22	27	27
Wholesale	262	269	269	273	287
	397	405	403	413	427
Stage 1 coverage (%)
Retail Banking	0.07%	0.07%	0.07%	0.07%	0.08%
Ulster Bank RoI Personal & Business Banking	0.22%	0.22%	0.20%	0.26%	0.26%
Wholesale	0.23%	0.23%	0.23%	0.24%	0.29%
	0.14%	0.15%	0.14%	0.15%	0.17%
Stage 2 modelled exposure (£m)
Retail Banking	19,435	19,451	19,353	19,735	30,105
Ulster Bank RoI Personal & Business Banking	1,387	1,387	1,354	1,820	2,003
Wholesale	33,405	31,317	30,531	33,315	48,159
	54,227	52,155	51,238	54,870	80,267
Stage 2 modelled ECL (£m)
Retail Banking	710	722	671	799	1,042
Ulster Bank RoI Personal & Business Banking	76	76	71	93	107
Wholesale	1,479	1,368	1,316	1,485	2,347
	2,265	2,166	2,058	2,377	3,496
Stage 2 coverage (%)
Retail Banking	3.65%	3.71%	3.46%	4.05%	3.46%
Ulster Bank RoI Personal & Business Banking	5.51%	5.49%	5.22%	5.10%	5.32%
Wholesale	4.43%	4.37%	4.31%	4.46%	4.87%
	4.18%	4.15%	4.01%	4.33%	4.35%
Stage 1 and Stage 2 modelled exposure (£m)
Retail Banking	171,863	171,863	171,863	171,863	171,863
Ulster Bank RoI Personal & Business Banking	12,376	12,376	12,376	12,376	12,376
Wholesale	146,720	146,720	146,720	146,720	146,720
	330,959	330,959	330,959	330,959	330,959
Stage 1 and Stage 2 modelled ECL (£m)
Retail Banking	820	834	783	912	1,155
Ulster Bank RoI Personal & Business Banking	101	100	93	120	134
Wholesale	1,741	1,637	1,584	1,758	2,635
	2,662	2,571	2,460	2,790	3,924
Stage 1 and Stage 2 coverage (%)
Retail Banking	0.48%	0.49%	0.46%	0.53%	0.67%
Ulster Bank RoI Personal & Business Banking	0.82%	0.81%	0.75%	0.97%	1.08%
Wholesale	1.19%	1.12%	1.08%	1.20%	1.80%
	0.80%	0.78%	0.74%	0.84%	1.19%
Reconciliation to Stage 1 and Stage 2 ECL (£m)
ECL on modelled exposures	2,662	2,571	2,461	2,790	3,923
ECL on non-modelled exposures	70	70	70	70	70

Total Stage 1 and Stage 2 ECL	2,732	2,641	2,530	2,860	3,994
Variance – (lower)/higher to actual total Stage 1 and Stage 2 ECL		(91)	(202)	128	1,262

Notes:
(1) Variations in future undrawn exposure values across the scenarios are modelled, however the exposure position reported is that used to calculate modelled ECL as at 30 June 2021 and therefore does not include variation in future undrawn exposure values.
(2) Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios and exposure relating to bonds and cash.
(3) All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 30 June 2021. The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure is unchanged under each scenario as the loan population is static.
(4) Refer to the Economic loss drivers section for details of economic scenarios.
(5) Refer to the NatWest Group 2020 Annual Report and Accounts for 31 December 2020 comparatives.

Risk and capital management
Credit risk continued

● During H1 2021, both the Stage 2 size and overall modelled ECL reduced as a result of the improved economic outlook and scenario weightings, together with stable portfolio performance. Judgemental ECL PMAs continued to reflect residual economic uncertainty with the expectation of increased defaults later in 2021 and beyond, now representing 23% of total ECL (31 December 2020 – 18%). These combined factors, in conjunction with a less severe suite of economics in the H1 2021 extreme downside scenario, contributed to a smaller range of ECL sensitivities at H1 2021 compared to the 2020 year end.
● If the economics were as negative as observed in the extreme downside, total Stage 1 and Stage 2 ECL was simulated to increase by £1.3 billion (approximately 45%). In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.
● The small ECL uplift in the downside scenario, particularly in Wholesale, reflected the net effect of the MES weightings towards the downside for ECL, observable when comparing to the ECL scenario with 100% weight on the base case.
● For the downside scenario, the ECL result was not materially different to actual ECL due to mean reversion of default rates and the recovery trajectory in the downside. Compared to the base case, Wholesale Stage 1 and Stage 2 ECL was over 7% higher in the downside scenario. In Retail Banking, similar scenario shape dynamics led to minimal difference between the base case sensitivity and actual ECL.
● In the upside scenario, the simulated ECL reduction (£0.2 billion, 8% of actual) was lower than the uplift observed in the extreme downside, again reflecting the expectation that the non-linearity of losses was skewed to the downside. In Retail Banking this is partly due to the effect of PD persistence, where Stage 2 will not be affected immediately by PD reductions.

Measurement uncertainty and ECL adequacy
The improvement in the economic outlook and scenarios used in the IFRS 9 MES framework at H1 2021 resulted in a release of modelled ECL. Given continued uncertainty remains due to COVID-19 despite the improved economic outlook, NatWest Group utilised a framework of quantitative and qualitative measures to support the directional change and levels of ECL coverage, including economic data, credit performance insights and problem debt trends. This was particularly important for consideration of post model adjustments.

As government support mechanisms continue to conclude during 2021, NatWest Group anticipates further credit deterioration in the portfolios. However, the income statement effect of this will be mitigated by the forward-looking provisions retained on the balance sheet as at 30 June 2021.

There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. A key factor would be a more adverse deterioration in GDP and unemployment in the economies in which NatWest Group operates, but also, among others:
●
The ongoing trajectory of lockdown restriction relaxation within the UK and the Republic of Ireland, and any future repeated lockdown requirements.
●
The progress of the COVID-19 vaccination roll-out and its effectiveness against new variants.
●
The efficacy of the various government support initiatives in terms of their ability to defray customer defaults is yet to be proven, notably over an extended period.
●
Higher unemployment if companies fail to retain jobs after the UK furlough scheme concludes in Q3 2021.
●
The level of revenues lost by corporate clients and pace of recovery of those revenues may affect NatWest Group’s clients’ ability to service their borrowing, especially in those sectors most exposed to the effects of COVID-19.

Movement in ECL provision
The table below shows the main ECL provision movements during H1 2021.

ECL provision
£m
At 1 January 2021	6,186
Changes in economic forecasts	(363)
Changes in risk metrics and exposure: Stage 1 and Stage 2	(483)
Changes in risk metrics and exposure: Stage 3	43
Judgemental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	155
Write-offs and other	(613)
At 30 June 2021	4,925

Risk and capital management
Credit risk – Banking activities
Introduction
This section details the credit risk profile of NatWest Group’s banking activities.

Financial instruments within the scope of the IFRS 9 ECL framework
Refer to Note 8 for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment.

Financial assets

	30 June 2021			31 December 2020
	Gross	ECL	Net	Gross	ECL	Net
	£bn	£bn	£bn	£bn	£bn	£bn
Balance sheet total gross amortised cost and FVOCI	586.1			555.0
In scope of IFRS 9 ECL framework	575.9			548.8
% in scope	98%			99%
Loans to customers - in scope - amortised cost	367.0	4.7	362.3	365.5	6.0	359.5
Loans to customers - in scope - FVOCI	0.7	-	0.7	-	-	-
Loans to banks - in scope - amortised cost	7.9	-	7.9	6.8	-	6.8
Total loans - in scope	375.6	4.7	370.9	372.3	6.0	366.3
Stage 1	316.7	0.4	316.3	287.1	0.5	286.6
Stage 2	53.2	2.2	51.0	78.9	3.0	75.9
Stage 3	5.7	2.1	3.6	6.3	2.5	3.8
Other financial assets - in scope - amortised cost	159.2	-	159.2	132.1	-	132.1
Other financial assets - in scope - FVOCI	41.1	-	41.1	44.4	-	44.4
Total other financial assets - in scope	200.3	-	200.3	176.5	-	176.5
Stage 1	199.5	-	199.5	175.5	-	175.5
Stage 2	0.8	-	0.8	1.0	-	1.0
Out of scope of IFRS 9 ECL framework	10.2	na	10.2	6.2	na	6.2
Loans to customers - out of scope - amortised cost	0.4	na	0.4	1.0	na	1.0
Loans to banks - out of scope - amortised cost	0.3	na	0.3	0.1	na	0.1
Other financial assets - out of scope - amortised cost	9.2	na	9.2	4.6	na	4.6
Other financial assets - out of scope - FVOCI	0.3	na	0.3	0.5	na	0.5

na = not applicable

● Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £8.5 billion (31 December 2020 – £4.1 billion). These were assessed as having no ECL unless there was evidence that they were credit impaired.
● Equity shares of £0.3 billion (31 December 2020 – £0.3 billion) as not within the IFRS 9 ECL framework by definition.
● Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope – £1.0 billion (31 December 2020 – £1.4 billion).
● NatWest Group originated securitisations, where ECL was captured on the underlying loans of £0.4 billion (31 December 2020 – £0.4 billion).

Contingent liabilities and commitments
In addition to contingent liabilities and commitments disclosed in Note 11, reputationally-committed limits, are also included in the scope of the IFRS 9 ECL framework. These are offset by nil (31 December 2020 – £0.2 billion) out of scope balances primarily related to facilities that, if drawn, would not be classified as amortised cost or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £127.6 billion (31 December 2020 – £133.6 billion) comprised Stage 1 £110.6 billion (31 December 2020 – £107.4 billion); Stage 2 £16.2 billion (31 December 2020 – £25.2 billion); and Stage 3 £0.8 billion (31 December 2020 – £1.0 billion).

The ECL relating to contingent liabilities is £0.2 billion (31 December 2020 - £0.2 billion). The total ECL in the remainder of the credit risk section of £4.9 billion includes ECL for both balance sheet exposure and contingent liabilities.

Risk and capital management
Credit risk – Banking activities continued

				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster	Central items
	Banking	Banking	Banking	International	Markets	Bank RoI	& other	Total
30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI
Stage 1	158,989	16,728	75,713	15,027	7,019	13,732	29,493	316,701
Stage 2	18,866	1,444	27,895	1,342	721	2,821	99	53,188
Stage 3	1,921	307	2,226	206	108	935	-	5,703
Of which: individual	-	307	1,202	206	98	38	-	1,851
Of which: collective	1,921	-	1,024	-	10	897	-	3,852
	179,776	18,479	105,834	16,575	7,848	17,488	29,592	375,592
ECL provisions (1)
Stage 1	120	21	208	15	10	44	15	433
Stage 2	709	49	1,222	46	36	225	13	2,300
Stage 3	811	36	812	47	88	398	-	2,192
Of which: individual	-	36	386	47	79	12	-	560
Of which: collective	811	-	426	-	9	386	-	1,632
	1,640	106	2,242	108	134	667	28	4,925
ECL provisions coverage (2,3)
Stage 1 (%)	0.08	0.13	0.27	0.10	0.14	0.32	0.05	0.14
Stage 2 (%)	3.76	3.39	4.38	3.43	4.99	7.98	13.13	4.32
Stage 3 (%)	42.22	11.73	36.48	22.82	81.48	42.57	-	38.44
	0.91	0.57	2.12	0.65	1.71	3.81	0.09	1.31

Half year ended 30 June 2021
Impairment losses
ECL (release)/charge (4)	(57)	(27)	(568)	(29)	(16)	(11)	1	(707)
Stage 1	(195)	(27)	(405)	(23)	(8)	(43)	-	(701)
Stage 2	45	(4)	(141)	(4)	(5)	8	1	(100)
Stage 3	93	4	(22)	(2)	(3)	24	-	94
Of which: individual	-	4	(29)	(2)	1	1	-	(25)
Of which: collective	93	-	7	-	(4)	23	-	119
ECL loss rate - annualised
(basis points) (3)	(6)	(29)	(107)	(35)	(41)	(13)	1	(38)
Amounts written-off	138	5	257	1	40	76	-	517
Of which: individual	-	5	210	1	40	-	-	256
Of which: collective	138	-	47	-	-	76	-	261
For the notes to this table refer to the following page. Risk and capital management Credit risk – Banking activities continued
				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster	Central items
	Banking	Banking	Banking	International	Markets	Bank RoI	& other	Total
31 December 2020	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI
Stage 1	139,956	15,321	70,685	12,143	7,780	14,380	26,859	287,124
Stage 2	32,414	1,939	37,344	2,242	1,566	3,302	110	78,917
Stage 3	1,891	298	2,551	211	171	1,236	-	6,358
Of which: individual	-	298	1,578	211	162	43	-	2,292
Of which: collective	1,891	-	973	-	9	1,193	-	4,066
	174,261	17,558	110,580	14,596	9,517	18,918	26,969	372,399
ECL provisions (1)
Stage 1	134	31	270	14	12	45	13	519
Stage 2	897	68	1,713	74	49	265	15	3,081
Stage 3	806	39	1,069	48	132	492	-	2,586
Of which: individual	-	39	607	48	124	13	-	831
Of which: collective	806	-	462	-	8	479	-	1,755
	1,837	138	3,052	136	193	802	28	6,186
ECL provisions coverage (2,3)
Stage 1 (%)	0.10	0.20	0.38	0.12	0.15	0.31	0.05	0.18
Stage 2 (%)	2.77	3.51	4.59	3.30	3.13	8.03	13.64	3.90
Stage 3 (%)	42.62	13.09	41.91	22.75	77.19	39.81	-	40.67
	1.05	0.79	2.76	0.93	2.03	4.24	0.10	1.66

Half year ended 30 June 2020
Impairment losses
ECL charge (4)	657	56	1,790	46	40	243	26	2,858
Stage 1	24	16	231	4	10	12	11	308
Stage 2	524	39	1,323	20	43	186	15	2,150
Stage 3	109	1	236	22	(13)	45	-	400
Of which: individual	-	1	114	22	(4)	(2)	-	131
Of which: collective	109	-	122	-	(9)	47	-	269
ECL loss rate - annualised
(basis points) (3)	79	69	312	63	63	197	25	154
Amounts written-off	117	1	120	2	4	164	-	408
Of which: individual	-	1	34	2	4	-	-	41
Of which: collective	117	-	86	-	-	164	-	367

Notes:
(1) Includes £6 million (31 December 2020 – £6 million) related to assets classified as FVOCI.
(2) ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI.
(3) ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provisions and charge respectively. ECL loss rate is calculated as annualised third party ECL charge divided by loans – amortised cost and FVOCI. The half year ECL charge is annualised by multiplying by two.
(4) Includes a £4 million charge (30 June 2020 – £5 million) related to other financial assets, of which nil (30 June 2020 – £4 million) related to assets classified as FVOCI; and £2 million (30 June 2020 – £8 million) related to contingent liabilities.
(5) The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 29 for Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £150.5 billion (31 December 2020 – £122.7 billion) and debt securities of £49.8 billion (31 December 2020 – £53.8 billion).
(6) The stage allocation of the ECL charge was aligned to the stage transition approach that underpins the analysis in the Flow statement section.

Key points

● ECL reduced significantly on Stage 1 and Stage 2 exposures, reflecting a more positive economic outlook, commensurate with reduced levels of uncertainty due to vaccination progress and economic rebound as lockdown eases.
● The various customer support mechanisms which continue to be available mitigate against flows to default in the short-term. Hence, there was a limited effect on Stage 3 ECL requirements during H1 2021.
● Reflecting the improved economic environment and resultant ECL releases across all key businesses, the annualised loss rate has reduced to negative 38bps.

Risk and capital management
Credit risk – Banking activities continued

Segment loans and impairment metrics The table below shows gross loans and ECL provisions, by days past due, by segment and stage, within the scope of the ECL framework
	Gross loans							ECL provisions (2)
		Stage 2 (1)							Stage 2 (1)
		Not past	1-30	>30					Not past	1-30	>30
	Stage 1	due	DPD	DPD	Total	Stage 3	Total	Stage 1	due	DPD	DPD	Total	Stage 3	Total
30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking	158,989	17,478	895	493	18,866	1,921	179,776	120	626	44	39	709	811	1,640
Private Banking	16,728	1,376	38	30	1,444	307	18,479	21	49	-	-	49	36	106
Personal	13,783	114	38	27	179	267	14,229	6	2	-	-	2	17	25
Wholesale	2,945	1,262	-	3	1,265	40	4,250	15	47	-	-	47	19	81
Commercial Banking	75,713	26,569	876	450	27,895	2,226	105,834	208	1,155	49	18	1,222	812	2,242
International Banking
& Markets
RBS International	15,027	1,311	17	14	1,342	206	16,575	15	45	-	1	46	47	108
Personal	2,686	19	14	7	40	68	2,794	2	1	-	1	2	12	16
Wholesale	12,341	1,292	3	7	1,302	138	13,781	13	44	-	-	44	35	92
NatWest Markets	7,019	709	-	12	721	108	7,848	10	36	-	-	36	88	134
Ulster Bank RoI	13,732	2,636	85	100	2,821	935	17,488	44	205	9	11	225	398	667
Personal	10,798	1,166	78	85	1,329	773	12,900	24	59	6	8	73	301	398
Wholesale	2,934	1,470	7	15	1,492	162	4,588	20	146	3	3	152	97	269
Central items & other	29,493	99	-	-	99	-	29,592	15	13	-	-	13	-	28
Total loans	316,701	50,178	1,911	1,099	53,188	5,703	375,592	433	2,129	102	69	2,300	2,192	4,925
Of which:
Personal	186,256	18,777	1,025	612	20,414	3,029	209,699	152	688	50	48	786	1,141	2,079
Wholesale	130,445	31,401	886	487	32,774	2,674	165,893	281	1,441	52	21	1,514	1,051	2,846

31 December 2020
Retail Banking	139,956	30,714	1,080	620	32,414	1,891	174,261	134	762	70	65	897	806	1,837
Private Banking	15,321	1,908	17	14	1,939	298	17,558	31	67	-	1	68	39	138
Personal	12,799	116	17	11	144	263	13,206	7	2	-	-	2	19	28
Wholesale	2,522	1,792	-	3	1,795	35	4,352	24	65	-	1	66	20	110
Commercial Banking	70,685	36,451	589	304	37,344	2,551	110,580	270	1,648	44	21	1,713	1,069	3,052
International Banking
& Markets
RBS International	12,143	2,176	46	20	2,242	211	14,596	14	72	1	1	74	48	136
Personal	2,676	18	17	14	49	70	2,795	3	1	-	-	1	11	15
Wholesale	9,467	2,158	29	6	2,193	141	11,801	11	71	1	1	73	37	121
NatWest Markets	7,780	1,457	-	109	1,566	171	9,517	12	49	-	-	49	132	193
Ulster Bank RoI	14,380	2,964	144	194	3,302	1,236	18,918	45	227	15	23	265	492	802
Personal	11,117	1,500	115	130	1,745	1,064	13,926	27	74	9	13	96	392	515
Wholesale	3,263	1,464	29	64	1,557	172	4,992	18	153	6	10	169	100	287
Central items & other	26,859	110	-	-	110	-	26,969	13	15	-	-	15	-	28
Total loans	287,124	75,780	1,876	1,261	78,917	6,358	372,399	519	2,840	130	111	3,081	2,586	6,186
Of which:
Personal	166,548	32,348	1,229	775	34,352	3,288	204,188	171	839	79	78	996	996	2,395
Wholesale	120,576	43,432	647	486	44,565	3,070	168,211	348	2,001	51	33	2,085	2,085	3,791

For the notes to this table refer to the following page.
Risk and capital management Credit risk – Banking activities continued
 Segment loans and impairment metrics
The table below shows ECL and ECL provisions coverage, by days past due, by segment and stage, within the scope of the ECL framework

	ECL provisions coverage							Half year ended 30 June 2021
		Stage 2 (1,2)						ECL
		Not past						Total		Amounts
	Stage 1	due	1-30 DPD	>30 DPD	Total	Stage 3	Total	(release)/charge	Loss rate	written-off
30 June 2021%		%	%	%	%	%	%	£m	basis points	£m
Retail Banking	0.08	3.58	4.92	7.91	3.76	42.22	0.91	(57)	(6)	138
Private Banking	0.13	3.56	-	-	3.39	11.73	0.57	(27)	(29)	5
Personal	0.04	1.75	-	-	1.12	6.37	0.18	(4)	(6)	(1)
Wholesale	0.51	3.72	-	-	3.72	47.50	1.91	(23)	(108)	6
Commercial Banking	0.27	4.35	5.59	4.00	4.38	36.48	2.12	(568)	(107)	257
International Banking
& Markets
RBS International	0.10	3.43	-	7.14	3.43	22.82	0.65	(29)	(35)	1
Personal	0.07	5.26	-	14.29	5.00	17.65	0.57	-	-	-
Wholesale	0.11	3.41	-	-	3.38	25.36	0.67	(29)	(42)	1
NatWest Markets	0.14	5.08	-	-	4.99	81.48	1.71	(16)	(41)	40
Ulster Bank RoI	0.32	7.78	10.59	11.00	7.98	42.57	3.81	(11)	(13)	76
Personal	0.22	5.06	7.69	9.41	5.49	38.94	3.09	(11)	(17)	71
Wholesale	0.68	9.93	42.86	20.00	10.19	59.88	5.86	-	-	5
Central items & other	0.05	13.13	-	-	13.13	-	0.09	1	1	-
Total loans	0.14	4.24	5.34	6.28	4.32	38.44	1.31	(707)	(38)	517
Of which:
Personal	0.08	3.66	4.88	7.84	3.85	37.67	0.99	(72)	(7)	208
Wholesale	0.22	4.59	5.87	4.31	4.62	39.30	1.72	(635)	(77)	309
ECL provisions coverage								Half year ended 30 June 2020
		Stage 2 (1,2)						ECL
		Not past						Total		Amounts
	Stage 1	due	1-30 DPD	>30 DPD	Total	Stage 3	Total	charge/(release)	Loss rate	written-off
31 December 2020%		%	%	%	%	%	%	£m	basis points	£m
Retail Banking	0.10	2.48	6.48	10.48	2.77	42.62	1.05	657	79	117
Private Banking	0.20	3.51	-	7.14	3.51	13.09	0.79	56	69	1
Personal	0.05	1.72	-	-	1.39	7.22	0.21	3	5	-
Wholesale	0.95	3.63	-	33.33	3.68	57.14	2.53	53	273	1
Commercial Banking	0.38	4.52	7.47	6.91	4.59	41.91	2.76	1,790	312	120
International Banking
& Markets
RBS International	0.12	3.31	2.17	5.00	3.30	22.75	0.93	46	63	2
Personal	0.11	5.56	-	-	2.04	15.71	0.54	(3)	(21)	2
Wholesale	0.12	3.29	3.45	16.67	3.33	26.24	1.03	49	83	-
NatWest Markets	0.15	3.36	-	-	3.13	77.19	2.03	40	63	4
Ulster Bank RoI	0.31	7.66	10.42	11.86	8.03	39.81	4.24	243	197	164
Personal	0.24	4.93	7.83	10.00	5.50	36.84	3.70	120	168	162
Wholesale	0.55	10.45	20.69	15.63	10.85	58.14	5.75	123	236	2
Central items & other	0.05	13.64	-	-	13.64	-	0.10	26	25	-
Total loans	0.18	3.75	6.93	8.80	3.90	40.67	1.66	2,858	154	408
Of which:
Personal	0.10	2.59	6.43	10.06	2.90	37.35	1.17	777	79	281
Wholesale	0.29	4.61	7.88	6.79	4.68	44.23	2.25	2,081	238	127
Notes:
(1) 30 DPD – 30 days past due, the mandatory 30 days past due backstop is prescribed by IFRS 9 for a SICR.
(2) ECL provisions on contingent liabilities and commitments are included within the Financial assets section so as not to distort ECL coverage ratios.

Risk and capital management
Credit risk – Banking activities continued

Segment loans and impairment metrics
Key points
● Retail Banking – Balance sheet growth during H1 2021 was mainly due to mortgages. In line with the market, mortgage demand was strong during the first six months of the year, supported by the extension of the stamp duty holiday and overall improvements in economic conditions. The improved economic outlook captured in the updated MES scenarios, including a more positive forecast on unemployment levels, resulted in reduced account level PDs compared to the year end. Unsecured lending balances reduced over the same period as customer spend and demand for borrowing has been subdued during COVID-19 restrictions, particularly in the first quarter of 2021. Lending criteria were selectively relaxed in H1 2021 to support growing demand for secured and unsecured borrowing, as lockdown restrictions eased.
● Portfolio performance remained stable, for further details refer to the Personal portfolio section below. Arrears levels in both the mortgage and unsecured portfolios remained low overall, however, a small number of customers who had utilised their full payment holiday support did migrate into late arrears during H1 2021. With the vast majority of payment holidays now complete, this trend stabilised by the end of H1 2021 and new inflows to arrears were below pre-COVID-19 levels. The improved economic conditions alongside continued benign credit performance in the portfolio, resulted in a smaller proportion of customer accounts triggering SICR and an associated migration of assets from Stage 2 to Stage 1, resulting in reduced ECL. The various COVID-19 related customer support mechanisms (e.g. loan repayment holidays, government job retention scheme) have mitigated actual portfolio deterioration in the short term, with the days past due and flows to Stage 3 yet to be materially affected. Provisions coverage reduced overall mirroring the positive trajectory of the COVID-19 vaccination, labour market trends and portfolio performance. The annualised loss rate for H1 2021 was significantly lower than in 2020.
● Commercial Banking – Balance sheet reduction occurred across the key sectors of the portfolio that continue to be affected by COVID-19, including off-balance sheet exposures in the Land Transport & Logistics, Oil and Gas, Automotive and Retail sectors. Sector appetite continued to be regularly reviewed with oversight classifications adjusted based on updated financial performance and economic outlook for the sectors. The improved economic outlook, including positive movement in GDP and commercial real estate valuations, resulted in lower IFRS 9 PDs. Consequently, there was a reduction in exposures exhibiting a SICR which caused a migration of assets from Stage 2 to Stage 1. As a result, the ECL requirement decreased. Reflecting the residual uncertainty arising from COVID-19, management judged it appropriate to maintain certain ECL post model adjustments. The various COVID-19 related customer support mechanisms continued to mitigate against flows into default. The Stage 2 exposure reduced with PMAs dampening the associated ECL reduction. The loss rate was significantly lower in H1 2021 than in the prior year.
● Ulster Bank RoI – Balance sheet reductions since the 2020 year end were a result of diminished credit demand caused by COVID-19 disruption and the announcement of the phased withdrawal of Ulster Bank RoI from the Irish market. The weakening of the euro against sterling further contributed to this balance sheet reduction. Decreases in ECL reflected ongoing deleveraging of the non-performing mortgage portfolio through the execution of the final tranche of a 2019 debt sale. The various COVID-19 related customer support mechanisms are mitigating actual portfolio deterioration in the short term, with the days past due and flows to Stage 3 yet to be materially impacted. The annualised loss rate for H1 2021 was significantly lower than in 2020.

Risk and capital management
Credit risk – Banking activities continued

Sector analysis – portfolio summary
The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region

	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	196,708	3,727	9,264	209,699	35,941	74,122	50,072	5,758	165,893	375,592
- UK	184,046	3,660	9,093	196,799	33,825	63,855	36,774	4,223	138,677	335,476
- RoI	12,662	67	171	12,900	1,137	3,677	321	27	5,162	18,062
- Other Europe	-	-	-	-	621	3,759	4,799	878	10,057	10,057
- RoW	-	-	-	-	358	2,831	8,178	630	11,997	11,997
Loans by stage	196,708	3,727	9,264	209,699	35,941	74,122	50,072	5,758	165,893	375,592
- Stage 1	177,630	2,562	6,064	186,256	28,105	49,050	47,694	5,596	130,445	316,701
- Stage 2	16,750	1,083	2,581	20,414	6,782	23,478	2,361	153	32,774	53,188
- Stage 3	2,328	82	619	3,029	1,054	1,594	17	9	2,674	5,703
- Of which: individual	315	-	20	335	706	791	10	9	1,516	1,851
- Of which: collective	2,013	82	599	2,694	348	803	7	-	1,158	3,852
Loans - past due analysis (2,3)	196,708	3,727	9,264	209,699	35,941	74,122	50,072	5,758	165,893	375,592
- Not past due	193,185	3,618	8,457	205,260	34,889	71,810	48,943	5,488	161,130	366,390
- Past due 1-30 days	1,317	25	129	1,471	398	1,495	1,110	269	3,272	4,743
- Past due 30-90 days	697	24	93	814	251	250	13	1	515	1,329
- Past due 90-180 days	433	23	72	528	39	41	-	-	80	608
- Past due >180 days	1,076	37	513	1,626	364	526	6	-	896	2,522
Loans - Stage 2	16,750	1,083	2,581	20,414	6,782	23,478	2,361	153	32,774	53,188
- Not past due	15,331	1,053	2,393	18,777	6,330	22,599	2,320	152	31,401	50,178
- Past due 1-30 days	903	14	108	1,025	211	647	28	-	886	1,911
- Past due 30-90 days	516	16	80	612	241	232	13	1	487	1,099
Weighted average life*
- ECL measurement (years)	9	2	5	6	4	6	3	1	5	5
Weighted average 12 months PDs*
- IFRS 9 (%)	0.34	5.94	3.51	0.56	2.31	2.91	0.41	0.13	1.91	1.18
- Basel (%)	0.77	3.33	3.22	0.91	1.23	1.87	0.27	0.14	1.18	1.03
ECL provisions by geography	853	289	937	2,079	797	1,885	143	21	2,846	4,925
- UK	469	287	925	1,681	678	1,482	86	15	2,261	3,942
- RoI	384	2	12	398	73	187	13	2	275	673
- Other Europe	-	-	-	-	38	97	38	1	174	174
- RoW	-	-	-	-	8	119	6	3	136	136
ECL provisions by stage	853	289	937	2,079	797	1,885	143	21	2,846	4,925
- Stage 1	43	47	62	152	93	149	21	18	281	433
- Stage 2	249	183	354	786	313	1,085	115	1	1,514	2,300
- Stage 3	561	59	521	1,141	391	651	7	2	1,051	2,192
- Of which: individual	19	-	10	29	222	304	3	2	531	560
- Of which: collective	542	59	511	1,112	169	347	4	-	520	1,632
ECL provisions coverage (%)	0.43	7.75	10.11	0.99	2.22	2.54	0.29	0.36	1.72	1.31
- Stage 1 (%)	0.02	1.83	1.02	0.08	0.33	0.30	0.04	0.32	0.22	0.14
- Stage 2 (%)	1.49	16.90	13.72	3.85	4.62	4.62	4.87	0.65	4.62	4.32
- Stage 3 (%)	24.10	71.95	84.17	37.67	37.10	40.84	41.18	22.22	39.30	38.44
ECL (release)/charge	(53)	(17)	(2)	(72)	(195)	(465)	22	3	(635)	(707)
- UK	(40)	(17)	(3)	(60)	(224)	(373)	28	2	(567)	(627)
- RoI	(13)	-	1	(12)	40	(49)	9	1	1	(11)
- Other Europe	-	-	-	-	(20)	(10)	(8)	-	(38)	(38)
- RoW	-	-	-	-	9	(33)	(7)	-	(31)	(31)
ECL loss rate (%)	(0.05)	(0.91)	(0.04)	(0.07)	(1.09)	(1.25)	0.09	0.10	(0.77)	(0.38)
Amounts written-off	74	45	89	208	120	187	2	-	309	517
Risk and capital management Credit risk – Banking activities continued Sector analysis – portfolio summary
	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by residual maturity	196,708	3,727	9,264	209,699	35,941	74,122	50,072	5,758	165,893	375,592
- <1 year	3,761	2,420	3,080	9,261	9,876	22,159	39,865	2,713	74,613	83,874
- 1-5 year	12,075	1,307	5,286	18,668	17,145	35,795	9,147	1,714	63,801	82,469
- 5 year	180,872	-	898	181,770	8,920	16,168	1,060	1,331	27,479	209,249
Other financial assets by asset quality (4)	-	-	-	-	93	12	10,764	189,412	200,281	200,281
- AQ1-AQ4	-	-	-	-	-	12	10,263	189,375	199,650	199,650
- AQ5-AQ8	-	-	-	-	93	-	501	37	631	631
Off-balance sheet	12,825	14,470	10,251	37,546	17,591	55,538	15,585	1,358	90,072	127,618
- Loan commitments	12,822	14,470	10,212	37,504	17,083	52,626	14,659	1,356	85,724	123,228
- Financial guarantees	3	-	39	42	508	2,912	926	2	4,348	4,390
Off-balance sheet by asset quality (4)	12,825	14,470	10,251	37,546	17,591	55,538	15,585	1,358	90,072	127,618
- AQ1-AQ4	12,021	185	8,514	20,720	13,130	30,984	14,148	1,212	59,474	80,194
- AQ5-AQ8	795	13,991	1,718	16,504	4,368	24,071	1,434	146	30,019	46,523
- AQ9	-	9	7	16	8	38	-	-	46	62
- AQ10	9	285	12	306	85	445	3	-	533	839
For the notes to this table refer to page 38
Risk and capital management Credit risk – Banking activities continued Sector analysis – portfolio summary
	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
31 December 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	190,516	3,895	9,777	204,188	38,076	77,533	47,643	4,959	168,211	372,399
- UK	176,866	3,816	9,580	190,262	35,617	65,968	34,847	3,776	140,208	330,470
- RoI	13,650	79	197	13,926	1,241	4,056	348	30	5,675	19,601
- Other Europe	-	-	-	-	772	4,132	4,535	538	9,977	9,977
- RoW	-	-	-	-	446	3,377	7,913	615	12,351	12,351
Loans by stage	190,516	3,895	9,777	204,188	38,076	77,533	47,643	4,959	168,211	372,399
- Stage 1	158,387	2,411	5,750	166,548	23,733	48,090	44,002	4,751	120,576	287,124
- Stage 2	29,571	1,375	3,406	34,352	13,021	27,716	3,624	204	44,565	78,917
- Stage 3	2,558	109	621	3,288	1,322	1,727	17	4	3,070	6,358
- Of which: individual	308	-	26	334	987	958	9	4	1,958	2,292
- Of which: collective	2,250	109	595	2,954	335	769	8	-	1,112	4,066
Loans - past due analysis (2,3)	190,516	3,895	9,777	204,188	38,076	77,533	47,643	4,959	168,211	372,399
- Not past due	186,592	3,770	8,868	199,230	36,818	75,690	47,195	4,689	164,392	363,622
- Past due 1-30 days	1,482	29	192	1,703	348	990	328	270	1,936	3,639
- Past due 30-90 days	863	26	135	1,024	260	251	113	-	624	1,648
- Past due 90-180 days	456	20	66	542	161	67	-	-	228	770
- Past due >180 days	1,123	50	516	1,689	489	535	7	-	1,031	2,720
Loans - Stage 2	29,571	1,375	3,406	34,352	13,021	27,716	3,624	204	44,565	78,917
- Not past due	27,893	1,340	3,115	32,348	12,708	27,036	3,484	204	43,432	75,780
- Past due 1-30 days	1,038	18	173	1,229	160	457	30	-	647	1,876
- Past due 30-90 days	640	17	118	775	153	223	110	-	486	1,261
Weighted average life*
- ECL measurement (years)	9	2	5	6	4	6	4	-	5	5
Weighted average 12 months PDs*
- IFRS 9 (%)	0.72	6.17	4.82	1.03	3.99	3.70	0.51	0.13	2.73	1.81
- Basel (%)	0.85	3.40	3.82	1.03	1.66	2.51	0.32	0.15	1.54	1.25
ECL provisions by geography	1,005	354	1,036	2,395	1,175	2,478	121	17	3,791	6,186
- UK	506	351	1,024	1,881	1,069	1,907	60	12	3,048	4,929
- RoI	499	3	12	514	41	277	3	1	322	836
- Other Europe	-	-	-	-	53	125	46	1	225	225
- RoW	-	-	-	-	12	169	12	3	196	196
ECL provisions by stage	1,005	354	1,036	2,395	1,175	2,478	121	17	3,791	6,186
- Stage 1	51	53	67	171	123	188	23	14	348	519
- Stage 2	319	225	452	996	507	1,487	90	1	2,085	3,081
- Stage 3	635	76	517	1,228	545	803	8	2	1,358	2,586
- Of which: individual	18	-	12	30	360	436	3	2	801	831
- Of which: collective	617	76	505	1,198	185	367	5	-	557	1,755
ECL provisions coverage (%)	0.53	9.09	10.60	1.17	3.09	3.20	0.25	0.34	2.25	1.66
- Stage 1 (%)	0.03	2.20	1.17	0.10	0.52	0.39	0.05	0.29	0.29	0.18
- Stage 2 (%)	1.08	16.36	13.27	2.90	3.89	5.37	2.48	0.49	4.68	3.90
- Stage 3 (%)	24.82	69.72	83.25	37.35	41.23	46.50	47.06	50.00	44.23	40.67

Half year ended 30 June 2020
ECL charge	243	164	370	777	568	1,439	73	1	2,081	2,858
- UK	136	163	358	657	501	1,238	26	1	1,766	2,423
- RoI	107	1	12	120	47	77	1	-	125	245
- Other Europe	-	-	-	-	16	50	36	-	102	102
- RoW	-	-	-	-	4	74	10	-	88	88
ECL loss rate (%)	0.27	8.59	7.40	0.79	2.81	3.52	0.34	0.02	2.38	1.54
Amounts written-off	169	49	63	281	21	104	2	-	127	408
Not within the scope of EY's review report. For the notes to this table refer to the following page.
Risk and capital management Credit risk – Banking activities continued Sector analysis – portfolio summary
	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
31 December 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by residual maturity	190,516	3,895	9,777	204,188	38,076	77,533	47,643	4,959	168,211	372,399
- <1 year	3,831	2,557	3,249	9,637	8,669	23,015	38,203	2,196	72,083	81,720
- 1-5 year	12,193	1,338	5,509	19,040	20,029	36,640	8,340	1,590	66,599	85,639
- 5 year	174,492	-	1,019	175,511	9,378	17,878	1,100	1,173	29,529	205,040
Other financial assets by asset quality (4)	-	-	-	-	98	116	11,093	165,209	176,516	176,516
- AQ1-AQ4	-	-	-	-	-	116	10,734	165,184	176,034	176,034
- AQ5-AQ8	-	-	-	-	98	-	359	25	482	482
Off-balance sheet	14,557	14,262	10,186	39,005	17,397	58,635	17,011	1,587	94,630	133,635
- Loan commitments	14,554	14,262	10,144	38,960	16,829	55,496	15,935	1,585	89,845	128,805
- Financial guarantees	3	-	42	45	568	3,139	1,076	2	4,785	4,830
Off-balance sheet by asset quality (4)	14,557	14,262	10,186	39,005	17,397	58,635	17,011	1,587	94,630	133,635
- AQ1-AQ4	13,610	148	8,008	21,766	12,917	33,939	15,460	1,404	63,720	85,486
- AQ5-AQ8	937	13,809	2,152	16,898	4,372	24,065	1,544	183	30,164	47,062
- AQ9	1	8	9	18	13	76	1	-	90	108
- AQ10	9	297	17	323	95	555	6	-	656	979

Notes:
(1) Includes a portion of secured lending in Private Banking, in line with ECL calculation methodology. Private Banking and RBS International mortgages are reported in UK, which includes crown dependencies, reflecting the country of lending origination.

(2) 30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by the IFRS 9 guidance for a SICR.
(3) Days past due – Personal products: at a high level, for amortising products, the number of days past due is derived from the arrears amount outstanding and the monthly repayment instalment. For credit cards, it is based on payments missed, and for current accounts the number of continual days in excess of borrowing limit. Wholesale products: the number of days past due for all products is the number of continual days in excess of borrowing limit.

(4) AQ bandings are based on Basel PDs and the mapping is as follows:
Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA to AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	BBB+ to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB- to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D
£0.3 billion (31 December 2020 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited. AQ10 includes £0.3 billion (31 December 2020 – £0.4 billion) of RoI mortgages which are not currently considered defaulted for capital calculation purposes for RoI but are included in Stage 3.

Risk and capital management
Credit risk – Banking activities continued

Sector analysis – COVID-19 impact The table below shows ECL, by stage, for the Personal portfolio and key sectors of the Wholesale portfolio, that continue to be affected by COVID-19.
					Off-balance sheet
	Loans - amortised cost & FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	186,256	20,414	3,029	209,699	37,504	42	152	786	1,141	2,079
Mortgages	177,630	16,750	2,328	196,708	12,822	3	43	249	561	853
Credit cards	2,562	1,083	82	3,727	14,470	-	47	183	59	289
Other personal	6,064	2,581	619	9,264	10,212	39	62	354	521	937
Wholesale	130,445	32,774	2,674	165,893	85,724	4,348	281	1,514	1,051	2,846
Property	28,105	6,782	1,054	35,941	17,083	508	93	313	391	797
Financial institutions	47,694	2,361	17	50,072	14,659	926	21	115	7	143
Sovereign	5,596	153	9	5,758	1,356	2	18	1	2	21
Corporate	49,050	23,478	1,594	74,122	52,626	2,912	149	1,085	651	1,885
Of which:
Airlines and aerospace	635	1,017	60	1,712	1,805	209	2	33	27	62
Automotive	4,214	1,617	201	6,032	3,897	98	15	60	14	89
Education	864	616	68	1,548	1,144	17	2	22	18	42
Health	3,136	2,276	123	5,535	650	12	12	116	47	175
Land transport and logistics	3,131	1,578	53	4,762	3,061	170	7	83	30	120
Leisure	3,264	5,578	305	9,147	2,106	123	15	323	142	480
Oil and gas	1,005	415	60	1,480	1,663	339	3	11	31	45
Retail	6,133	2,303	191	8,627	5,339	468	13	112	80	205
Total	316,701	53,188	5,703	375,592	123,228	4,390	433	2,300	2,192	4,925
31 December 2020
Personal	166,548	34,352	3,288	204,188	38,960	45	171	996	1,228	2,395
Mortgages	158,387	29,571	2,558	190,516	14,554	3	51	319	635	1,005
Credit cards	2,411	1,375	109	3,895	14,262	-	53	225	76	354
Other personal	5,750	3,406	621	9,777	10,144	42	67	452	517	1,036
Wholesale	120,576	44,565	3,070	168,211	89,845	4,785	348	2,085	1,358	3,791
Property	23,733	13,021	1,322	38,076	16,829	568	123	507	545	1,175
Financial institutions	44,002	3,624	17	47,643	15,935	1,076	23	90	8	121
Sovereign	4,751	204	4	4,959	1,585	2	14	1	2	17
Corporate	48,090	27,716	1,727	77,533	55,496	3,139	188	1,487	803	2,478
Of which:
Airlines and aerospace	753	1,213	41	2,007	1,888	215	2	42	25	69
Automotive	4,383	1,759	161	6,303	4,205	102	17	63	17	97
Education	821	754	63	1,638	1,016	16	2	41	17	60
Health	2,694	2,984	131	5,809	616	14	13	164	48	225
Land transport and logistics	2,868	1,823	111	4,802	3,782	197	8	98	32	138
Leisure	3,299	6,135	385	9,819	2,199	125	22	439	204	665
Oil and gas	1,178	300	83	1,561	2,225	346	4	20	59	83
Retail	6,702	2,282	187	9,171	5,888	512	18	112	101	231
Total	287,124	78,917	6,358	372,399	128,805	4,830	519	3,081	2,586	6,186

Risk and capital management
Credit risk – Banking activities continued

Sector analysis – COVID-19 impact
The table below shows ECL, by stage, for the Personal portfolio and key sectors of the Wholesale portfolio, that continue to be affected by COVID-19. It also includes 2019 data to allow a pre-COVID19 comparison.

	ECL provisions
	30 June 2021				31 December 2020				31 December 2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	152	786	1,141	2,079	171	996	1,228	2,395	130	503	1,449	2,082
Mortgages	43	249	561	853	51	319	635	1,005	25	118	821	964
Cards	47	183	59	289	53	225	76	354	40	132	89	261
Other Personal	62	354	521	937	67	452	517	1,036	65	253	539	857
Wholesale	281	1,514	1,051	2,846	348	2,085	1,358	3,791	192	249	1,269	1,710
Property	93	313	391	797	123	507	545	1,175	45	47	402	494
Financial institutions	21	115	7	143	23	90	8	121	16	4	8	28
Sovereigns	18	1	2	21	14	1	2	17	7	-	-	7
Corporate	149	1,085	651	1,885	188	1,487	803	2,478	124	198	859	1,181
Of which:
Airlines and aerospace (1)	2	33	27	62	2	42	25	69	2	3	55	60
Automotive	15	60	14	89	17	63	17	97	12	11	15	38
Education	2	22	18	42	2	41	17	60	2	4	1	7
Health	12	116	47	175	13	164	48	225	9	16	52	77
Land transport & logistics	7	83	30	120	8	98	32	138	6	12	21	39
Leisure	15	323	142	480	22	439	204	665	25	27	175	227
Oil and gas	3	11	31	45	4	20	59	83	5	3	55	63
Retail	13	112	80	205	18	112	101	231	13	16	180	209
Total	433	2,300	2,192	4,925	519	3,081	2,586	6,186	322	752	2,718	3,792

The table below shows ECL provisions coverage, by stage, for the Personal portfolio and key sectors of the Wholesale portfolio, that continue to be affected by COVID-19. It also includes 2019 data to allow a pre-COVID19 comparison.

	ECL provisions coverage
	30 June 2021				31 December 2020				31 December 2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%	%	%	%	%	%	%	%	%	%	%	%
Personal	0.08	3.85	37.67	0.99	0.10	2.90	37.35	1.17	0.08	3.35	35.90	1.10
Mortgages	0.02	1.49	24.10	0.43	0.03	1.08	24.82	0.53	0.02	1.03	25.05	0.55
Cards	1.83	16.90	71.95	7.75	2.20	16.36	69.72	9.09	1.29	10.48	76.72	5.83
Other Personal	1.02	13.72	84.17	10.11	1.17	13.27	83.25	10.60	0.87	10.95	83.83	8.25
Wholesale	0.22	4.62	39.30	1.72	0.29	4.68	44.23	2.25	0.14	1.94	49.53	1.16
Property	0.33	4.62	37.10	2.22	0.52	3.89	41.23	3.09	0.14	1.82	44.92	1.36
Financial institutions	0.04	4.87	41.18	0.29	0.05	2.48	47.06	0.25	0.04	0.73	61.54	0.08
Sovereigns	0.32	0.65	22.22	0.36	0.29	0.49	50.00	0.34	0.16	-	-	0.16
Corporate	0.30	4.62	40.84	2.54	0.39	5.37	46.50	3.20	0.21	2.04	52.09	1.66
Of which:
Airlines and aerospace	0.31	3.24	45.00	3.62	0.27	3.46	60.98	3.44	0.14	1.15	137.50	3.50
Automotive	0.36	3.71	6.97	1.48	0.39	3.58	10.56	1.54	0.24	0.96	75.00	0.61
Education	0.23	3.57	26.47	2.71	0.24	5.44	26.98	3.66	0.14	2.60	8.33	0.44
Health	0.38	5.10	38.21	3.16	0.48	5.50	36.64	3.87	0.19	1.90	31.14	1.35
Land transport & logistics	0.22	5.26	56.60	2.52	0.28	5.38	28.83	2.87	0.17	3.80	39.62	1.01
Leisure	0.46	5.79	46.56	5.25	0.67	7.16	52.99	6.77	0.40	2.15	46.42	2.85
Oil and gas	0.30	2.65	51.67	3.04	0.34	6.67	71.08	5.32	0.26	2.14	63.95	2.93
Retail	0.21	4.86	41.88	2.38	0.27	4.91	54.01	2.52	0.20	1.25	83.69	2.65
Total	0.14	4.32	38.44	1.31	0.18	3.90	40.67	1.66	0.11	2.70	41.19	1.13
Note: (1) Airlines and aerospace Stage 3 ECL as at 31 December 2019 included £27 million of ECL related to contingent liabilities.

Risk and capital management
Credit risk – Banking activities continued
Wholesale forbearance
The table below shows Wholesale forbearance, Heightened Monitoring and Risk of Credit Loss by sector. Personal forbearance is disclosed on page 43.

The exposure in this section is based on current exposure gross of provisions but reflecting risk transfer where exposure is guaranteed by a third party. Current exposure is defined as: loans; the amount drawn under a credit facility plus accrued interest; contingent obligations; the issued amount of the guarantee or letter of credit; derivatives – the mark-to-market value; netted where netting agreements exist and net of legally enforceable collateral. Where exposure is guaranteed by a third party not in forbearance, heightened monitoring, or risk of credit loss it will not feature in the table.

	Property	FI	Other corporate	Total
30 June 2021	£m	£m	£m	£m
Forbearance (flow)	974	41	3,290	4,305
Forbearance (stock)	1,466	60	5,868	7,394
Heightened Monitoring and Risk of Credit Loss	1,542	206	5,816	7,564
31 December 2020
Forbearance (flow)	1,597	68	4,201	5,866
Forbearance (stock)	1,744	92	4,983	6,819
Heightened Monitoring and Risk of Credit Loss	1,600	155	5,771	7,526

Key points
●
Loans by geography – In Personal, exposures continued to be concentrated in the UK and heavily weighted to mortgages and the vast majority of exposures in the Republic of Ireland remained in mortgages. Balance sheet growth since the 2020 year end was mainly in mortgages. Unsecured lending balances reduced in H1 2021 as noted previously. In Wholesale, exposures were mainly in the UK. Balance sheet reduction was primarily due to lower levels of business activity in the period.

●
Loans by asset quality (based on Basel II PD) – In Personal, asset quality improved from the 2020 year end, supported by actions taken at the outset of COVID-19 to maintain credit quality. In Wholesale, Basel II PDs were based on a through-the-cycle approach. The asset quality distribution demonstrated mild improvements across the portfolio consistent with the improvement in the economic outlook for the UK since 31 December 2020. For further details refer to the Asset quality section.

●
Loans by stage – In both Wholesale and Personal, the improved economic outlook resulted in reduced IFRS 9 PDs compared to the 2020 year end. This, alongside continued benign credit performance of the portfolio, resulted in a smaller proportion of accounts to exhibit a SICR and thereby an associated migration of exposures from Stage 2 to Stage 1. In the absence of any other forbearance or SICR triggers, customers granted COVID-19 related payment holidays were not considered forborne and did not result in an automatic trigger to Stage 2. However, a subset of Personal customers who had accessed payment holiday support, and where their risk profile was identified as relatively high, continued to be collectively migrated to Stage 2. In Wholesale, BBLS customers granted PAYG options, including the extension of lending terms, periods of reduced repayments and six month payment holidays, were not automatically considered significantly credit deteriorated. PAYG options are a feature of BBLS rather than a concession granted by NatWest Group.

●
Loans – past due analysis and Stage 2 – The various COVID-19 related customer support mechanisms (capital repayment holidays, government job retention scheme, government supported lending schemes) are mitigating actual portfolio deterioration in the short term, although there have been some increases in past due exposures.

●
Weighted average PDs – In Personal, the Basel II point-in-time PDs improved during H1 2021. The forward-looking IFRS 9 PDs reduced reflecting the improved economics. PD reductions were most evident in Personal mortgages due to benign arrears performance (catalysed by COVID-19 support mechanisms) combined with the improved economic outlook, which is connected to the need for collective SICR migration and judgemental post model adjustments. In Wholesale, the Basel II PDs were based on a through-the-cycle approach and decreased less than the forward-looking IFRS 9 PDs which reduced, reflecting the improved economic outlook.

●	ECL provisions by geography – In line with the point relating to loans by geography above, the vast majority of ECL related to exposures in the UK and the Republic of Ireland.
●
ECL provisions by stage – Stage 1 and Stage 2 provisions have reduced reflecting the improved economic outlook. As outlined above, Stage 3 provisions have yet to be materially affected, mitigated by the various customer support mechanisms noted previously. In Ulster Bank RoI, the Stage 3 ECL reduction was mainly due to a debt sale where the exposure value also reduced.

●
ECL provisions coverage – Overall provisions coverage reduced, mainly due to the improvement in economic outlook and scenario weightings. The base economic scenario improved compared with H2 2020 reflecting the faster than expected vaccination roll-out, better than expected actual economic data and the persisting strong government support. Stage 2 coverage increased during the period for some Wholesale sectors due to the inclusion of the recovery risk overlay and lower Stage 2 balances.

●
ECL charge and loss rate – Reflecting the improved economic outlook, the impairment charge was significantly lower, with the annualised loss rate for H1 2021 materially reduced compared with the 2020 year end.

Risk and capital management
Credit risk - Banking activities continued
Key points
●
Loans by residual maturity – In mortgages, the vast majority of exposures remained greater than five years. In unsecured lending - cards and other - exposures were concentrated in less than five years. In Wholesale, with the exception of financial institutions where new lending was concentrated in less than one year, the majority of new lending was for residual maturity of one to five years, with some greater than five years in line with lending under the government support schemes.

●
Other financial assets by asset quality - Consisting almost entirely of cash and balances at central banks and debt securities, held in the course of treasury related management activities, these assets were mainly within the AQ1-AQ4 bands.

●
Off-balance sheet by asset quality - In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts and they increased slightly as drawn exposures reduced. Additionally, the mortgage portfolio had undrawn exposures, where a formal offer had been made to a customer but had not yet drawn down; the value decreased in line with a reduction in the pipeline of offers. There was also a legacy portfolio of flexible mortgages where a customer had the right and ability to draw down further funds. The asset quality distribution in mortgages remained heavily weighted to the highest quality bands AQ1-AQ4, with credit cards and other Personal concentrated in the AQ5-AQ8 bands. In Wholesale, undrawn exposures declined in line with muted credit demand, with customers repaying revolving credit and working capital facilities to optimise liquidity. In addition, sector appetite adjustments in Land Transport and Logistics, Oil & Gas and Retail reduced off-balance sheet exposures to these sectors.

●
Wholesale forbearance - Customers seeking COVID-19 related support, including payment holidays, who were not subject to any wider SICR triggers and who were assessed as having the ability in the medium term post-COVID-19 to be viable and meet credit appetite metrics, were not considered to have been granted forbearance. Customers seeking a payment holiday extension beyond an aggregate of 12 months in an 18 month period are considered to have been granted forbearance and are classed as heightened monitoring. This classification does not apply to customers with Bounce Back Loans taking a PAYG payment holiday option. For Wholesale, forbearance flow increased in the first half of 2021 compared to the second half of 2020. This was mainly related to a small number of large value customers. Volumes of completed forbearance were lower. The Leisure sector represented the largest share of forbearance flow in the half year due to ongoing restrictions, followed by the Property and Land Transport & Logistics sectors. Payment holidays and covenant waivers were the most common forms of forbearance granted.

●
Heightened Monitoring and Risk of Credit Loss - Inflows reduced during H1 2021 compared to the first half of 2020. The reduction in value was mainly due to a small number of high value customers as, by volume, inflows and outflows were closely matched. Whilst noting the reduced flows into Heightened Monitoring and Risk of Credit Loss, the volume and value of cases remained significantly higher than pre-COVID-19 levels. The sector breakdown of exposures remained consistent with prior periods.

Risk and capital management
Credit risk – Banking activities continued
Personal portfolio Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).
	30 June 2021					31 December 2020
	Retail	Private	RBS	Ulster		Retail	Private	RBS	Ulster
	Banking	Banking	International	Bank RoI	Total	Banking	Banking	International	Bank RoI	Total
Personal lending	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	169,300	11,838	2,508	12,688	196,334	163,107	10,910	2,517	13,678	190,212
Of which:
Owner occupied	155,136	10,469	1,645	11,887	179,137	148,614	9,601	1,676	12,781	172,672
Buy-to-let	14,164	1,369	863	801	17,197	14,493	1,309	841	897	17,540
Interest only - variable	4,534	4,575	357	151	9,617	5,135	4,375	347	159	10,016
Interest only - fixed	13,729	5,337	225	10	19,301	13,776	4,758	233	10	18,777
Mixed (1)	8,039	1	18	43	8,101	7,321	1	20	56	7,398
Impairment provisions (2)	445	5	8	384	842	483	5	9	499	996
Other personal lending (3)	10,542	1,722	280	238	12,782	11,116	1,613	279	276	13,284
Impairment provisions (2)	1,188	17	3	14	1,222	1,348	20	1	15	1,384
Total personal lending	179,842	13,560	2,788	12,926	209,116	174,223	12,523	2,796	13,954	203,496
Mortgage LTV ratios
Total portfolio	55%	59%	57%	56%	55%	56%	58%	57%	59%	57%
- Stage 1	55%	59%	56%	55%	55%	55%	58%	57%	57%	55%
- Stage 2	58%	58%	62%	61%	58%	66%	61%	64%	65%	66%
- Stage 3	50%	65%	76%	62%	56%	53%	64%	75%	67%	60%
Buy-to-let	51%	57%	53%	56%	52%	52%	56%	53%	59%	53%
- Stage 1	51%	57%	53%	53%	52%	51%	56%	53%	55%	52%
- Stage 2	54%	56%	50%	65%	55%	60%	59%	53%	69%	61%
- Stage 3	53%	57%	59%	69%	59%	56%	54%	61%	74%	62%
Gross new mortgage lending (4)	18,862	1,692	197	338	21,089	30,551	2,148	249	910	33,858
Of which:
Owner occupied	18,289	1,528	111	335	20,263	29,608	1,922	167	908	32,605
Weighted average LTV	69%	67%	67%	73%	68%	69%	66%	66%	74%	69%
Buy-to-let	573	164	86	3	826	943	227	82	2	1,254
Weighted average LTV	63%	65%	63%	58%	63%	62%	62%	63%	54%	62%
Interest only - variable rate	15	551	-	-	566	81	1,082	7	-	1,170
Interest only - fixed rate	984	826	45	-	1,855	1,501	695	35	-	2,231
Mixed (1)	1,193	-	1	-	1,194	1,630	-	2	-	1,632

Forbearance flow	284	7	4	40	335	550	50	10	127	737
Forbearance stock	1,273	3	10	1,326	2,612	1,293	18	10	1,627	2,948
Current	651	1	6	939	1,597	648	13	9	1,070	1,740
1-3 months in arrears	292	2	1	70	365	360	3	-	105	468
> 3 months in arrears	330	-	3	317	650	285	2	1	452	740
Notes:
(1) Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2) Retail Banking excludes a non-material amount of provisions held on relatively small legacy portfolios.
(3) Comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4) Retail Banking excludes additional lending to existing customers.

Key points

●
New mortgage lending in H1 2021 reflected a strong demand in lending, particularly in property purchases, following the easing of COVID-19 restrictions and the extension of the stamp duty holiday. The existing mortgage stock and new business were closely monitored against agreed parameters. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality.

●									Unsecured balances fell slightly during H1 2021 as COVID-19 restrictions persisted, however, later in H1 2021, the value of new business began to increase as restrictions started to ease.
●
Across both mortgages and unsecured products, NatWest Group responded to COVID-19 with a more cautious approach to new lending, to protect both NatWest Group and customers from potentially unaffordable borrowing. With growing consumer confidence and improved economic conditions, lending criteria have been selectively relaxed during H1 2021 taking into account observed portfolio performance.

●									At the end of the half year, the value and volume of customers with an active COVID-19 payment holiday was immaterial across both the mortgages and unsecured portfolios.
●									Impairment provisions – as noted previously, the improved economic outlook including a more positive forecast on unemployment and house prices, resulted in reduced ECL.
●
Mortgage forbearance stock in Retail Banking remained stable, with inflows to collections and recoveries below pre-COVID-19 levels during H1 2021, as customers who would have been supported through forbearance previously, were able to utilise COVID-19 payment holidays. With new payment holidays no longer available from 31 March 2021, customers are being supported through forbearance where appropriate.

●									The reduction in Ulster Bank RoI forbearance stock was mainly due to an asset sale executed during the period as well as forbearance exits and closures outweighing new forbearance flows.

Risk and capital management
Credit risk – Banking activities continued

Personal portfolio
Mortgage LTV distribution by stage
The table below shows gross mortgage lending and related ECL by LTV band. Mortgage lending not within the scope of IFRS 9 ECL reflected portfolios carried at fair value.

	Mortgages						ECL provisions				ECL provisions coverage (2)
Retail Banking				Not within		Of which:
				IFRS 9		gross new
	Stage 1	Stage 2	Stage 3	ECL scope	Total	lending	Stage 1	Stage 2	Stage 3	Total (1)	Stage 1	Stage 2	Stage 3	Total
30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	54,791	4,808	604	66	60,269	2,493	4	60	129	193	-	1.2	21.4	0.3
>50% and ≤70%	63,017	5,772	509	13	69,311	5,105	6	74	89	169	-	1.3	17.6	0.2
>70% and ≤80%	27,713	2,869	121	1	30,704	7,544	6	31	21	58	-	1.1	17.1	0.2
>80% and ≤90%	6,854	1,581	35	1	8,471	3,565	2	14	6	22	-	0.9	18.0	0.3
>90% and ≤100%	474	22	5	-	501	29	-	-	1	1	-	1.5	27.3	0.3
>100% and ≤110%	4	6	1	-	11	-	-	-	-	-	-	2.9	32.0	5.0
>110% and ≤130%	4	4	1	-	9	-	-	-	-	-	-	4.4	32.0	4.0
>130% and ≤150%	3	2	-	-	5	-	-	-	-	-	-	2.1	45.2	4.3
Total with LTVs	152,860	15,064	1,276	81	169,281	18,736	18	179	246	443	-	1.2	19.4	0.3
Other	16	2	1	-	19	126	-	-	1	1	0.1	8.5	100.0	6.0
Total	152,876	15,066	1,277	81	169,300	18,862	18	179	247	444	-	1.2	19.5	0.3

31 December 2020
≤50%	50,170	5,009	554	124	55,857	4,207	4	43	107	154	-	0.8	19.4	0.3
>50% and ≤70%	55,263	7,416	488	35	63,202	9,083	7	66	81	154	-	0.9	16.5	0.2
>70% and ≤80%	19,994	9,555	141	8	29,698	11,060	7	56	26	89	-	0.6	18.5	0.3
>80% and ≤90%	8,029	5,552	52	6	13,639	5,175	3	52	11	66	-	0.9	20.3	0.5
>90% and ≤100%	368	137	13	2	520	865	-	5	3	8	0.1	3.4	26.8	1.6
>100% and ≤110%	19	31	6	1	57	-	-	2	1	3	0.1	6.2	22.1	5.6
>110% and ≤130%	23	45	6	1	75	-	-	3	2	5	0.3	7.6	31.1	7.3
>130% and ≤150%	5	20	5	-	30	-	-	1	1	2	-	7.2	23.0	8.5
>150%	1	3	3	-	7	-	-	-	1	1	0.1	9.4	44.4	22.6
Total with LTVs	133,872	27,768	1,268	177	163,085	30,390	21	228	233	482	-	0.8	18.5	0.3
Other	17	4	1	-	22	161	-	-	1	1	0.1	3.6	71.9	3.3
Total	133,889	27,772	1,269	177	163,107	30,551	21	228	234	483	-	0.8	18.5	0.3

For the notes to this table refer to the following page.

Risk and capital management
Credit risk – Banking activities continued

Personal portfolio

	Mortgages					ECL provisions				ECL provisions coverage (2)
Ulster Bank RoI					Of which:
					gross new
	Stage 1	Stage 2	Stage 3	Total	lending	Stage 1	Stage 2	Stage 3	Total (1)	Stage 1	Stage 2	Stage 3	Total
30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	4,266	429	306	5,001	33	9	22	118	149	0.2	5.0	38.7	3.0
>50% and ≤70%	3,435	375	163	3,973	81	8	20	55	83	0.2	5.3	34.1	2.1
>70% and ≤80%	1,521	172	81	1,774	146	3	9	31	43	0.2	5.5	37.8	2.4
>80% and ≤90%	1,060	131	67	1,258	76	2	8	25	35	0.2	5.6	38.3	2.8
>90% and ≤100%	240	81	58	379	-	1	5	23	29	0.3	6.0	40.0	7.6
>100% and ≤110%	87	50	41	178	1	-	3	18	21	0.3	6.4	43.1	11.8
>110% and ≤130%	37	30	28	95	-	-	2	14	16	0.4	7.4	47.1	16.5
>130% and ≤150%	4	3	11	18	-	-	-	5	5	0.4	7.8	50.1	31.2
>150%	6	2	4	12	1	-	-	3	3	0.4	8.0	62.6	23.0
Total	10,656	1,273	759	12,688	338	23	69	292	384	0.2	5.4	38.5	3.0

31 December 2020
≤50%	4,156	504	354	5,014	78	10	24	105	139	0.2	4.8	29.7	2.8
>50% and ≤70%	3,453	453	230	4,136	194	8	23	66	97	0.2	5.1	28.7	2.3
>70% and ≤80%	1,569	232	114	1,915	346	4	12	40	56	0.3	5.2	35.1	2.9
>80% and ≤90%	1,214	190	105	1,509	286	3	11	40	54	0.2	5.8	38.1	3.6
>90% and ≤100%	372	145	88	605	1	1	9	40	50	0.3	6.2	45.5	8.3
>100% and ≤110%	119	76	74	269	4	1	5	37	43	0.8	6.6	50.0	16.0
>110% and ≤130%	53	63	64	180	1	-	5	35	40	-	7.9	54.7	22.2
>130% and ≤150%	6	8	17	31	-	-	1	10	11	-	12.5	58.8	35.5
>150%	5	4	10	19	-	-	1	8	9	-	25.0	80.8	47.4
Total with LTVs	10,947	1,675	1,056	13,678	910	27	91	381	499	0.2	5.4	36.1	3.6

Notes: (1) Excludes a non-material amount of provisions held on relatively small legacy portfolios. (2) ECL provisions coverage is ECL provisions divided by mortgages. Key points
● Within the Retail Banking portfolio, LTV distribution improved with strong house price growth in the UK in the first half of the year and the more cautious approach to LTV for new lending, adopted in response to COVID-19, which has seen a reduction in exposure to higher LTV bands.

● ECL coverage rates increased through the LTV bands with both Retail Banking and Ulster Bank RoI having only limited exposures in the highest LTV bands. The relatively high coverage level in the lowest LTV band for Retail Banking included the effect of time-discounting on expected recoveries. Additionally, this also reflected the modelling approach that recognised an element of expected loss on mortgages that are not subject to formal repossession activity.

Risk and capital management
Credit risk – Banking activities continued
Commercial real estate (CRE)
The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and the building materials sub-sector). The sector is reviewed regularly by senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks. All disclosures in the CRE section are based on current exposure (gross of provisions and risk transfer). Current exposure is defined as: loans; the amount drawn under a credit facility plus accrued interest; contingent obligations; the issued amount of the guarantee or letter of credit; derivatives – the mark-to-market value; netted where netting agreements exist and net of legally enforceable collateral.

	30 June 2021				31 December 2020
	UK	RoI	Other	Total	UK	RoI	Other	Total
By geography and sub sector (1)	£m	£m	£m	£m	£m	£m	£m	£m
Investment
Residential (2)	4,360	372	20	4,752	4,507	360	14	4,881
Office (3)	3,152	210	35	3,397	3,386	226	28	3,640
Retail (4)	4,903	78	87	5,068	5,423	68	118	5,609
Industrial (5)	2,604	14	154	2,772	2,773	18	202	2,993
Mixed/other (6)	2,101	131	80	2,312	2,688	154	74	2,916
	17,120	805	376	18,301	18,777	826	436	20,039
Development
Residential (2)	2,151	103	2	2,256	2,685	200	3	2,888
Office (3)	83	31	-	114	123	30	-	153
Retail (4)	64	-	-	64	126	-	-	126
Industrial (5)	100	1	-	101	125	2	-	127
Mixed/other (6)	24	2	-	26	24	2	-	26
	2,422	137	2	2,561	3,083	234	3	3,320
Total	19,542	942	378	20,862	21,860	1,060	439	23,359

Notes:
(1)	Geographical splits are based on country of collateral risk.
(2)	Properties including houses, flats and student accommodation.
(3)	Properties including offices in central business districts, regional headquarters and business parks.
(4)	Properties including high street retail, shopping centres, restaurants, bars and gyms.
(5)	Properties including distribution centres, manufacturing and warehouses.
(6)	Properties that do not fall within the other categories above. Mixed generally relates to a mixture of retail/office with residential.

Risk and capital management
Credit risk – Banking activities continued
Commercial real estate CRE LTV distribution by stage The table below shows CRE current exposure and related ECL by LTV band.
	Current exposure (gross of provisions) (1,2)					ECL provisions				ECL provisions coverage (4)
				Not within
				IFRS 9 ECL
	Stage 1	Stage 2	Stage 3	scope (3)	Total	Stage 1	Stage 2	Stage 3	Total (1)	Stage 1	Stage 2	Stage 3	Total
30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	7,099	1,230	143	-	8,472	26	46	26	98	0.4	3.7	18.2	1.2
>50% and ≤70%	4,345	1,189	176	-	5,710	21	54	56	131	0.5	4.5	31.8	2.3
>70% and ≤80%	245	309	21	-	575	2	26	3	31	0.8	8.4	14.3	5.4
>80% and ≤90%	30	37	36	-	103	-	3	12	15	-	8.1	33.3	14.6
>90% and ≤100%	71	14	51	-	136	-	2	19	21	-	14.3	37.3	15.4
>100% and ≤110%	10	2	60	-	72	-	-	7	7	-	-	11.7	9.7
>110% and ≤130%	24	23	31	-	78	-	1	10	11	-	4.3	32.3	14.1
>130% and ≤150%	7	2	8	-	17	-	-	3	3	-	-	37.5	17.6
>150%	75	10	140	-	225	1	2	61	64	1.3	20.0	43.6	28.4
Total with LTVs	11,906	2,816	666	-	15,388	50	134	197	381	0.4	4.8	29.6	2.5
Total portfolio average LTV	45%	49%	101%	-	47%
Other (5)	1,771	739	101	302	2,913	6	53	42	101	0.3	7.2	41.6	3.9
Development (6)	1,699	757	91	14	2,561	16	22	53	91	0.9	2.9	58.2	3.6
Total	15,376	4,312	858	316	20,862	72	209	292	573	0.5	4.8	34.0	2.8

31 December 2020
≤50%	4,918	4,538	138	-	9,594	46	145	24	215	0.9	3.2	17.4	2.2
>50% and ≤70%	2,815	3,266	226	-	6,307	32	112	63	207	1.1	3.4	27.9	3.3
>70% and ≤80%	39	222	23	-	284	1	17	7	25	2.6	7.7	30.4	8.8
>80% and ≤90%	84	35	36	-	155	2	4	11	17	2.4	11.4	30.6	11
>90% and ≤100%	46	26	65	-	137	-	2	33	35	-	7.7	50.8	25.5
>100% and ≤110%	6	6	63	-	75	-	1	10	11	-	16.7	15.9	14.7
>110% and ≤130%	9	22	117	-	148	-	2	45	47	-	9.1	38.5	31.8
>130% and ≤150%	12	12	10	-	34	-	1	5	6	-	8.3	50.0	17.6
>150%	23	24	105	-	152	-	2	53	55	-	8.3	50.5	36.2
Total with LTVs	7,952	8,151	783	-	16,886	81	286	251	618	1.0	3.5	32.1	3.7
Total portfolio average LTV	45%	47%	93%	-	48%
Other (5)	1,776	511	159	707	3,153	6	40	93	139	0.3	7.8	58.5	5.7
Development (6)	1,362	1,767	161	30	3,320	15	58	70	143	1.1	3.3	43.5	4.3
Total	11,090	10,429	1,103	737	23,359	102	384	414	900	0.9	3.7	37.5	4.0

Notes:
(1) Comprises gross lending, interest rate hedging derivatives and other assets carried at fair value that are managed as part of the overall CRE portfolio.
(2) The exposure in Stage 3 mainly relates to legacy assets.
(3) Includes exposures relating to non-modelled portfolios and other exposures carried at fair value, including derivatives.
(4) ECL provisions coverage is ECL provisions divided by current exposure.
(5) Relates mainly to business banking, rate risk management products and unsecured corporate lending.
(6) Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

Key points

●	Overall – The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy remained aligned across the segments.
●
2021 trends – The reduction in the size of the portfolio was a consequence of active portfolio management to reduce the size and composition of the CRE portfolio as the economy recovers from the disruption associated with COVID-19. In addition, customer appetite to borrow was muted particularly amongst larger customers. At a sub sector level the Residential market has been resilient; the Retail sector has exhibited mixed performance in line with changing consumer habits; the Industrial market has performed strongly; with uncertainty continuing in the Office sub sector as occupiers move to a more flexible way of working, new business in the Office sub sector has been selective.

●
Credit quality – Heightened Monitoring inflows by volume have been muted with overall CRE exposures on the Risk of Credit Loss Framework having reduced since the 2020 year end. NatWest Group entered the COVID-19 period with a conservatively positioned CRE portfolio, which has helped to mitigate the impact of COVID-19. However, in the Retail sub sector, structural change, which was already underway, has been exacerbated by COVID-19, and a number of defaulted loans were seen during 2020, mainly related to shopping centres, this trend has not however continued during H1 2021.
Outside of Retail, there has been limited distress as noted, uncertainty still remains, particularly in relation to the Office sub sector and the portfolio continues to be actively reviewed and managed.

●	Risk appetite – Lending appetite has been gradually and selectively increased by sub sector during 2021 albeit below pre-COVID-19 levels.

Risk and capital management
Credit risk – Banking activities continued

Flow statements
The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL affect. Other points to note:
● Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
● Stage transfers (for example, exposures moving from Stage 1 to Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
● Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
● Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
● Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for debt sale activity.
● There were small ECL flows from Stage 3 to Stage 1. This does not, however, indicate that accounts returned from Stage 3 to Stage 1 directly. On a similar basis, there were flows from Stage 1 to Stage 3 including transfers due to unexpected default events. The small number of write-offs in Stage 1 and Stage 2 reflect the effect of portfolio debt sales and also staging at the start of the analysis period.
● The impact of any change in PMAs during the year is typically reported under changes in risk parameters, as are any impacts arising from changes to the underlying models Refer to the section on Governance and post model adjustments for further details.
● All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL with the movement in the value of suspended interest during the year reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	446,666	519	81,667	3,081	6,524	2,586	534,857	6,186
Currency translation and other adjustments	(3,369)	(2)	(302)	(12)	67	(52)	(3,604)	(66)
Transfers from Stage 1 to Stage 2	(21,925)	(104)	21,925	104	-	-	-	-
Transfers from Stage 2 to Stage 1	36,688	712	(36,688)	(712)	-	-	-	-
Transfers to Stage 3	(256)	(1)	(1,211)	(165)	1,467	166	-	-
Transfers from Stage 3	155	13	654	107	(809)	(120)	-	-
Net re-measurement of ECL on stage transfer		(585)		524		154		93
Changes in risk parameters (model inputs)		(174)		(345)		89		(430)
Other changes in net exposure	34,739	55	(10,546)	(281)	(875)	(74)	23,318	(300)
Other (P&L only items)		3		2		(75)		(70)
Income statement (releases)/charges		(701)		(100)		94		(707)
Amounts written-off	-	-	(1)	(1)	(516)	(516)	(517)	(517)
Unwinding of discount		-		-		(41)		(41)
At 30 June 2021	492,698	433	55,498	2,300	5,858	2,192	554,054	4,925
Net carrying amount	492,265		53,198		3,666		549,129
At 1 January 2020	428,604	322	28,630	752	7,135	2,718	464,369	3,792
2020 movements	(16,119)	147	72,132	2,273	257	142	56,270	2,562
At 30 June 2020	412,485	469	100,762	3,025	7,392	2,860	520,639	6,354
Net carrying amount	412,016		97,737		4,532		514,285

Risk and capital management
Credit risk – Banking activities continued

Flow statements
	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets
Retail Banking - mortgages	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	132,390	23	28,079	227	1,291	236	161,760
Currency translation and other adjustments	-	-	-	-	7	7	7
Transfers from Stage 1 to Stage 2	(6,168)	(1)	6,168	1	-	-	-
Transfers from Stage 2 to Stage 1	16,906	80	(16,906)	(80)	-	-	-
Transfers to Stage 3	(9)	-	(337)	(13)	346	13	-
Transfers from Stage 3	6	-	157	11	(163)	(11)	-
Net re-measurement of ECL on stage transfer		(77)		64		4
Changes in risk parameters (model inputs)		(6)		(16)		27
Other changes in net exposure	6,180	-	(1,592)	(14)	(126)	(8)	4,462
Other (P&L only items)		-		-		(13)
Income statement (releases)/charges		(83)		34		10
Amounts written-off	-	-	-	-	(3)	(3)	(3)
Unwinding of discount		-		-		(15)
At 30 June 2021	149,305	19	15,569	180	1,352	250	166,226
Net carrying amount	149,286		15,389		1,102		165,777
At 1 January 2020	135,625	12	10,283	86	1,289	215	147,197
2020 movements	(7,420)	5	13,789	106	52	15	6,421
At 30 June 2020	128,205	17	24,072	192	1,341	230	153,618
Net carrying amount	128,188		23,880		1,111		153,179
Key points
● Despite the strong portfolio growth during H1 2021, ECL levels for mortgages reduced during the same period. The decrease in ECL was primarily a result of reduced PDs and LGDs reflecting the improved economic outlook and stable portfolio performance, resulting in lower levels of SICR identification and ECL requirement.

● More specifically, the reduced PDs alongside muted portfolio deterioration resulted in a net migration of assets from Stage 2 to Stage 1 with an associated decrease from lifetime ECL to a 12 month ECL. The updated economics at the 2020 year end also contributed to this migration back to Stage 1 once the PD persistence period had expired three months after the 2020 year end.

● With various customer support mechanisms available and the revised economic outlook, Stage 3 ECL remained stable as new inflows remaining subdued. The relatively small ECL cost for net re-measurement on stage transfer included the effect of risk targeted ECL adjustments when previously in Stage 2. Refer to the Governance and post model adjustments section for further details.

● Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within five years from default but can be longer. Given the moratorium on repossession activity, write-offs remained at a subdued level.

Risk and capital management
Credit risk – Banking activities continued
Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	2,250	52	1,384	220	114	75	3,748	347
Currency translation and other adjustments	-	(1)	-	2	(1)	(1)	(1)	-
Transfers from Stage 1 to Stage 2	(460)	(25)	460	25	-	-	-	-
Transfers from Stage 2 to Stage 1	565	70	(565)	(70)	-	-	-	-
Transfers to Stage 3	(8)	-	(44)	(18)	52	18	-	-
Transfers from Stage 3	-	-	4	2	(4)	(2)	-	-
Net re-measurement of ECL on stage transfer		(43)		89		15		61
Changes in risk parameters (model inputs)		(15)		(33)		2		(46)
Other changes in net exposure	(5)	8	(148)	(36)	(27)	(2)	(180)	(30)
Other (P&L only items)		-		-		(2)		(2)
Income statement (releases)/charges		(50)		20		13		(17)
Amounts written-off	-	-	-	-	(45)	(45)	(45)	(45)
Unwinding of discount		-		-		(3)		(3)
At 30 June 2021	2,342	46	1,091	181	89	57	3,522	284
Net carrying amount	2,296		910		32		3,238
At 1 January 2020	2,804	38	1,246	131	127	88	4,177	257
2020 movements	(627)	7	74	109	-	(3)	(553)	113
At 30 June 2020	2,177	45	1,320	240	127	85	3,624	370
Net carrying amount	2,132		1,080		42		3,254
Key points
● The overall decrease in ECL was mainly due to the reduction in Stage 2 ECL reflecting the improved economic outlook and stable portfolio performance, causing both PDs and LGDs to decrease and resulting in reduced levels of SICR identification and ECL requirement.

● More specifically, the reduced PDs alongside muted portfolio deterioration resulted in a net migration of assets from Stage 2 to Stage 1 with an associated decrease from lifetime ECL to a 12 month ECL. The updated economics at the 2020 year end also contributed to this migration back to Stage 1 once the PD persistence period had expired three months after 2020 year end.

● In line with industry trends in the UK, credit card balances reduced further during H1 2021, which has amplified the ECL reductions within the portfolio. This has stabilised as UK lockdown restrictions have eased and borrowing demand increased.

● With various customer support mechanisms available and the improved economic outlook, Stage 3 inflows have remained subdued and therefore Stage 3 ECL movement was minimal during H1 2021.
● Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

Risk and capital management
Credit risk – Banking activities continued
Flow statements
	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - other personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	3,385	59	3,487	450	596	495	7,468	1,004
Currency translation and other adjustments	-	-	-	(1)	-	2	-	1
Transfers from Stage 1 to Stage 2	(876)	(21)	876	21	-	-	-	-
Transfers from Stage 2 to Stage 1	1,109	75	(1,109)	(75)	-	-	-	-
Transfers to Stage 3	(5)	-	(194)	(73)	199	73	-	-
Transfers from Stage 3	3	4	57	35	(60)	(39)	-	-
Net re-measurement of ECL on stage transfer		(58)		74		53		69
Changes in risk parameters (model inputs)		(9)		(38)		39		(8)
Other changes in net exposure	204	5	(593)	(45)	(52)	(21)	(441)	(61)
Other (P&L only items)		-		-		(1)		(1)
Income statement (releases)/charges		(62)		(9)		70		(1)
Amounts written-off	-	-	-	-	(90)	(90)	(90)	(90)
Unwinding of discount		-		-		(8)		(8)
At 30 June 2021	3,820	55	2,524	348	593	504	6,937	907
Net carrying amount	3,765		2,176		89		6,030
At 1 January 2020	5,417	63	2,250	252	608	518	8,275	833
2020 movements	(1,272)	30	942	217	94	68	(236)	315
At 30 June 2020	4,145	93	3,192	469	702	586	8,039	1,148
Net carrying amount	4,052		2,723		116		6,891
Key points
● The overall reduction in ECL was mainly due to the reduction in Stage 2 ECL reflecting the improved economic outlook and stable portfolio performance, causing both PDs and LGDs to decrease and resulting in reduced levels of SICR identification and ECL requirement.

● More specifically, the reduced PDs alongside muted portfolio deterioration resulted in a net migration of assets from Stage 2 to Stage 1 with an associated decrease from lifetime ECL to a 12 month ECL. The updated economics at the 2020 year end also contributed to this migration back to Stage 1 once the PD persistence period had expired three months after the 2020 year end.

● In line with industry trends in the UK, unsecured balances reduced further during H1 2021, which has amplified the ECL reductions within the portfolio. This has stabilised as UK lockdown restrictions have eased and borrowing demand increased.

● With various customer support mechanisms available and the improved economic outlook, Stage 3 inflows have remained subdued and therefore Stage 3 ECL movement was minimal during H1 2021.
● Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than six years after default.

Risk and capital management
Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
Commercial Banking	assets	ECL	assets	ECL	assets	ECL	assets	ECL
- commercial real estate	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	17,269	90	10,380	364	1,118	428	28,767	882
Currency translation and other adjustments	(8)	-	(3)	-	(1)	3	(12)	3
Inter-group transfers	-	-	-	-	-	-	-	-
Transfers from Stage 1 to Stage 2	(1,832)	(15)	1,832	15	-	-	-	-
Transfers from Stage 2 to Stage 1	5,366	147	(5,366)	(147)	-	-	-	-
Transfers to Stage 3	(6)	-	(95)	(4)	101	4	-	-
Transfers from Stage 3	5	-	74	7	(79)	(7)	-	-
Net re-measurement of ECL on stage transfer		(109)		25		5		(79)
Changes in risk parameters (model inputs)		(65)		-		(36)		(101)
Other changes in net exposure	356	16	(1,654)	(45)	(175)	(1)	(1,473)	(30)
Other (P&L only items)		(1)		2		1		2
Income statement releases		(159)		(18)		(31)		(208)
Amounts written-off	-	-	-	-	(115)	(115)	(115)	(115)
Unwinding of discount		-		-		(2)		(2)
At 30 June 2021	21,150	64	5,168	215	849	279	27,167	558
Net carrying amount	21,086		4,953		570		26,609
At 1 January 2020	25,556	31	2,218	28	895	306	28,669	365
2020 movements	(5,896)	66	8,136	246	181	95	2,421	407
At 30 June 2020	19,660	97	10,354	274	1,076	401	31,090	772
Net carrying amount	19,563		10,080		675		30,318

Key points
● The decrease in ECL in Stage 1 and Stage 2 was primarily due to the improvement in the economic outlook. This resulted in a reduction in IFRS 9 PDs and a flow of exposure from Stage 2 to Stage 1. Total exposure reduced with repayment of existing debt and lower demand for new facilities following significant growth during 2020 driven by government support schemes.

● The migration of assets from Stage 2 to Stage 1 resulted in more assets attracting a 12 month ECL and release of lifetime ECL in Stage 2.
● Flows to Stage 3 during H1 2021 were low, as government support continued to mitigate against defaults in the Wholesale portfolio. Stage 3 ECL reduced in the period due to the write-off of previously defaulted debt which also resulted in an ECL release in the period.

Risk and capital management
Credit risk – Banking activities continued

Flow statements
	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial Banking - business banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	12,122	41	2,184	145	250	173	14,556	359
Currency translation and other adjustments	-	-	-	-	(7)	(5)	(7)	(5)
Transfers from Stage 1 to Stage 2	(2,250)	(9)	2,250	9	-	-	-	-
Transfers from Stage 2 to Stage 1	1,200	60	(1,200)	(60)	-	-	-	-
Transfers to Stage 3	(46)	-	(79)	(16)	125	16	-	-
Transfers from Stage 3	6	1	15	4	(21)	(5)	-	-
Net re-measurement of ECL on stage transfer		(57)		119		10		72
Changes in risk parameters (model inputs)		(4)		(46)		3		(47)
Other changes in net exposure	710	(3)	(199)	(13)	(19)	(2)	492	(18)
Other (P&L only items)		-		1		(17)		(16)
Income statement (releases)/charges		(64)		61		(6)		(9)
Amounts written-off	-	-	-	-	(21)	(21)	(21)	(21)
Unwinding of discount		-		-		(3)		(3)
At 30 June 2021	11,742	29	2,971	142	307	166	15,020	337
Net carrying amount	11,713		2,829		141		14,683
At 1 January 2020	6,338	28	767	45	257	200	7,362	273
2020 movements	2,862	4	832	53	(5)	(10)	3,689	47
At 30 June 2020	9,200	32	1,599	98	252	190	11,051	320
Net carrying amount	9,168		1,501		62		10,731
Key points
● Total ECL reduced marginally during H1 2021 primarily due to the improvement in the economic outlook, causing both PDs and LGDs to decrease. The increase in Stage 2 loans was mainly due to an appropriately conservative approach to government support scheme exposure as customers reached the end of the initial payment holiday period. Due to the guarantees in place, related ECL did not see a proportionate increase.

● Flows of defaulted exposure into Stage 3 remained suppressed reflecting the various government customer support mechanisms available, with ECL reducing during H1 2021.
● The portfolio continued to benefit from cash recoveries post write-off, which are reported as other (P&L only items). Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than five years after default.

Risk and capital management
Credit risk – Banking activities continued
Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial Banking - other	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	39,279	139	25,981	1,204	1,249	468	66,509	1,811
Currency translation and other adjustments	(257)	1	(88)	-	76	3	(269)	4
Inter-group transfers	-	-	-	-	-	-	-	-
Transfers from Stage 1 to Stage 2	(4,447)	(21)	4,447	21	-	-	-	-
Transfers from Stage 2 to Stage 1	6,076	174	(6,076)	(174)	-	-	-	-
Transfers to Stage 3	(43)	-	(343)	(29)	386	29	-	-
Transfers from Stage 3	19	5	190	27	(209)	(32)	-	-
Net re-measurement of ECL on stage transfer		(152)		98		60		6
Changes in risk parameters (model inputs)		(51)		(173)		(15)		(239)
Other changes in net exposure	300	20	(3,372)	(109)	(249)	(22)	(3,321)	(111)
Other (P&L only items)		1		-		(8)		(7)
Income statement (releases)/charges		(182)		(184)		15		(351)
Amounts written-off	-	-	-	-	(121)	(121)	(121)	(121)
Unwinding of discount		-		-		(3)		(3)
At 30 June 2021	40,927	115	20,739	865	1,132	367	62,798	1,347
Net carrying amount	40,812		19,874		765		61,451
At 1 January 2020	53,722	94	8,788	143	1,386	516	63,896	753
2020 movements	(32,838)	(7)	39,333	1,200	202	83	6,697	1,276
At 30 June 2020	20,884	87	48,121	1,343	1,588	599	70,593	2,029
Net carrying amount	20,797		46,778		989		68,564

Key points
● The decrease in ECL in Stage 1 and Stage 2 was primarily due to the improvement in the economic outlook and the change in scenario weightings. Underlying PD’s and LGDs improved as a result. The updated economics resulted in the migration of assets from Stage 2 to Stage 1 with a consequential reduction in Stage 2 lifetime ECL.

● Changes in net exposure reduced in Stage 1 and 2 with repayment of existing debt which was not fully replaced by new lending in the period due to muted demand.
● Flows to Stage 3 remained suppressed reflecting the various government customer support mechanisms. Stage 3 assets and ECL reduced in the period due to the write-off of previously defaulted debt.

Risk and capital management
Credit risk – Banking activities continued
Flow statements
	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Markets (1)	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	33,327	12	1,671	49	168	132	35,166	193
Currency translation and other adjustments	(700)	-	(36)	-	(3)	(1)	(739)	(1)
Inter-group transfers	(3)	-	-	-	-	-	(3)	-
Transfers from Stage 1 to Stage 2	(484)	(1)	484	1	-	-	-	-
Transfers from Stage 2 to Stage 1	1,150	7	(1,150)	(7)	-	-	-	-
Transfers to Stage 3	-	-	-	-	-	-	-	-
Net re-measurement of ECL on stage transfer		(5)		3		-		(2)
Changes in risk parameters (model inputs)		(3)		(8)		(1)		(12)
Other changes in net exposure	(1,978)	-	(226)	(2)	(23)	(2)	(2,227)	(4)
Other (P&L only items)		-		2		-		2
Income statement (releases)/charges		(8)		(5)		(3)		(16)
Amounts written-off	-	-	-	-	(40)	(40)	(40)	(40)
Unwinding of discount		-		-		-		-
At 30 June 2021	31,312	10	743	36	102	88	32,157	134
Net carrying amount	31,302		707		14		32,023
At 1 January 2020	32,892	10	188	5	183	131	33,263	146
2020 movements	5,355	8	2,609	48	(1)	5	7,963	61
At 30 June 2020	38,247	18	2,797	53	182	136	41,226	207
Net carrying amount	38,229		2,744		46		41,019
Note: (1) Reflects the NatWest Markets segment and includes NWM N.V.. Key points
● The decrease in Stage 1 and Stage 2 ECL was primarily due to the improvement in economic forecasts.
● The updated economics resulted in the migration of assets from Stage 2 to Stage 1 with a consequential reduction in Stage 2 lifetime ECL.
● Amounts written-off in the period largely related to a small number of legacy defaulted exposures.

Risk and capital management
Credit risk – Banking activities continued
Flow statements
	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Ulster Bank RoI - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	10,919	27	1,682	91	1,061	381	13,662	499
Currency translation and other adjustments	(489)	(1)	(71)	(4)	(44)	(37)	(604)	(42)
Transfers from Stage 1 to Stage 2	(473)	(1)	473	1	-	-	-	-
Transfers from Stage 2 to Stage 1	827	34	(827)	(34)	-	-	-	-
Transfers to Stage 3	(2)	-	(43)	(5)	45	5	-	-
Transfers from Stage 3	13	-	136	19	(149)	(19)	-	-
Net re-measurement of ECL on stage transfer		(31)		8		4		(19)
Changes in risk parameters (model inputs)		(4)		(6)		33		23
Other changes in net exposure	(147)	(1)	(73)	-	(81)	(2)	(301)	(3)
Other (P&L only items)		-		(1)		(13)		(14)
Income statement (releases)/charges		(36)		1		22		(13)
Amounts written-off	-	-	(1)	(1)	(68)	(68)	(69)	(69)
Unwinding of discount		-		-		(5)		(5)
At 30 June 2021	10,648	23	1,276	69	764	292	12,688	384
Net carrying amount	10,625		1,207		472		12,304
At 1 January 2020	10,603	11	1,084	30	1,875	581	13,562	622
2020 movements	(238)	5	1,134	68	(500)	(124)	396	(51)
At 30 June 2020	10,365	16	2,218	98	1,375	457	13,958	571
Net carrying amount	10,349		2,120		918		13,387
Key points
● The decrease in ECL reflected ongoing deleveraging of the non-performing mortgage portfolio through the execution of the final tranche of a 2019 debt sale.
● Updated economics resulted in a net migration of assets from Stage 2 to Stage 1.
● Write-off generally occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding or when the loan is sold to a third party.

Risk and capital management
Credit risk – Banking activities continued
Stage 2 decomposition by a significant increase in credit risk trigger

	UK mortgages		RoI mortgages		Credit cards		Other		Total
30 June 2021	£m	%	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	3,412	22.0	185	14.6	583	53.8	1,520	58.9	5,700	27.9
PD persistence	6,458	41.8	55	4.3	404	37.3	842	32.6	7,759	38.0
Adverse credit bureau recorded with credit
reference agency	3,449	22.3	-	-	54	5.0	60	2.3	3,563	17.5
Forbearance support provided	147	0.9	12	0.9	1	0.1	22	0.9	182	0.9
Customers in collections	50	0.3	44	3.5	4	0.4	9	0.3	107	0.5
Collective SICR and other reasons (2)	1,877	12.1	970	76.5	37	3.4	121	4.7	3,005	14.7
Days past due >30	89	0.6	2	0.2	-	-	7	0.3	98	0.5
	15,482	100	1,268	100	1,083	100	2,581	100	20,414	100
31 December 2020
Personal trigger (1)
PD movement	13,520	48.4	751	45.0	911	66.2	2,310	67.8	17,492	51.0
PD persistence	9,977	35.8	46	2.8	350	25.5	968	28.4	11,341	33.0
Adverse credit bureau recorded with credit
reference agency	2,936	10.5	-	-	51	3.7	46	1.4	3,033	8.8
Forbearance support provided	138	0.5	7	0.4	1	0.1	9	0.3	155	0.5
Customers in collections	131	0.5	30	1.8	2	0.1	14	0.4	177	0.5
Collective SICR and other reasons (2)	1,165	4.2	832	49.9	60	4.4	55	1.6	2,112	6.1
Days past due >30	36	0.1	2	0.1	-	-	4	0.1	42	0.1
	27,903	100	1,668	100	1,375	100	3,406	100	34,352	100

For the notes to the table refer to the following page.

Key points
●
The improved economic outlook, including a more optimistic forecast for unemployment, resulted in decreased account level IFRS 9 PDs. Consequently, compared to the 2020 year end, a smaller proportion of accounts exhibited PD deterioration at H1 2021.

●
Since the 2020 year end, large populations of Stage 2 have been migrated to Stage 1, reflecting the PD persistence roll-off three months after the PD reductions at the end of 2020. Furthermore, continued reductions in PDs as a result of stable portfolio performance during H1 2021, have supported the Stage 2 reductions.

●	In the absence of PD deterioration or other backstop SICR triggers, the granting of a COVID-19 related payment holiday did not automatically result in a migration to Stage 2.
●
However, a subset of customers who had accessed payment holiday support, and where their risk profile was identified as relatively high risk, were collectively migrated to Stage 2. In Retail Banking (primarily on mortgages), approximately £1.6 billion of exposures were collectively migrated from Stage 1 to Stage 2, and approximately £0.4 million in Ulster Bank RoI mortgages. The effect of collective migrations on unsecured lending was much more limited.

●	PD persistence made up a larger proportion of Stage 2 for UK mortgages than at the 2020 year end, supporting the use of the collective SICR migration approach described above.
●	As expected, ECL coverage was higher in accounts that were more than 30 days past due than those in Stage 2 for other reasons.

Risk and capital management
Credit risk – Banking activities continued
Stage 2 decomposition by a significant increase in credit risk trigger

	Property		Corporate		FI		Other		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
30 June 2021	£m	%	£m	%	£m	%	£m	%	£m	%
Wholesale trigger (1)
PD movement	4,619	68.1	17,782	75.8	2,246	95.2	89	58.1	24,736	75.4
PD persistence	278	4.1	1,122	4.8	10	0.4	2	1.3	1,412	4.3
Risk of Credit Loss	651	9.6	2,493	10.6	53	2.2	56	36.6	3,253	9.9
Forbearance support provided	93	1.4	288	1.2	5	0.2	-	-	386	1.2
Customers in collections	20	0.3	63	0.3	-	-	-	-	83	0.3
Collective SICR and other reasons (2)	908	13.4	1,677	7.1	35	1.5	5	3.3	2,625	8.0
Days past due >30	213	3.1	53	0.2	12	0.5	1	0.7	279	0.9
	6,782	100	23,478	100	2,361	100	153	100	32,774	100
31 December 2020
Wholesale trigger (1)
PD movement	11,849	91.1	23,403	84.3	3,183	87.9	97	47.6	38,532	86.6
PD persistence	162	1.2	624	2.3	7	0.2	-	-	793	1.8
Risk of Credit Loss	394	3.0	2,106	7.6	66	1.8	39	19.1	2,605	5.8
Forbearance support provided	73	0.6	133	0.5	27	0.7	-	-	233	0.5
Customers in collections	30	0.2	115	0.4	1	-	-	-	146	0.3
Collective SICR and other reasons (2)	462	3.5	1,262	4.6	231	6.4	68	33.3	2,023	4.5
Days past due >30	51	0.4	73	0.3	109	3.0	-	-	233	0.5
	13,021	100	27,716	100	3,624	100	204	100	44,565	100

Notes:
(1)
The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(2)
Includes customers where a PD assessment cannot be undertaken due to missing PDs.

Key points

●
The improved economic outlook, including improvement in forecasts of GDP and UK property price indices, resulted in a reduction in IFRS 9 PDs. Consequently, compared to 2020, a smaller proportion of exposures exhibited a SICR which resulted in a reduction in Stage 2 exposures. The decrease in Stage 2 was larger in Property, which saw a relatively higher increase during 2020 following the onset of COVID-19.

●	PD deterioration remained the primary trigger for identifying a SICR and Stage 2 treatment.
●
While noting the reduced flows into Heightened Monitoring and Risk of Credit Loss, there was an increase in Risk of Credit Loss as a SICR trigger at H1 2021. This was due to the reduction in underlying IFRS 9 PDs where exposures did not meet the PD SICR criteria but were captured by the Risk of Credit Loss backstop.

●
Use of COVID-19 relief mechanisms did not automatically merit identification of SICR and trigger a Stage 2 classification in isolation (refer to Treatment of COVID-19 relief mechanisms for further details).

●	In Ulster Bank RoI, £0.4 billion of exposures relating to small and medium size enterprises were collectively migrated from Stage 1 to Stage 2 reflective of the elevated risk for this sector.

Risk and capital management
Credit risk – Banking activities continued
Asset quality The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	118,191	6,163	-	124,354	7	64	-	71	0.01	1.04	-	0.06
AQ5-AQ8	48,554	8,543	-	57,097	13	94	-	107	0.03	1.10	-	0.19
AQ9	251	776	-	1,027	-	22	-	22	-	2.84	-	2.14
AQ10	-	-	1,568	1,568	-	-	269	269	-	-	17.16	17.16
	166,996	15,482	1,568	184,046	20	180	269	469	0.01	1.16	17.16	0.25
RoI mortgages
AQ1-AQ4	8,134	615	-	8,749	17	31	-	48	0.21	5.04	-	0.55
AQ5-AQ8	2,492	371	-	2,863	6	22	-	28	0.24	5.93	-	0.98
AQ9	8	282	-	290	-	16	-	16	-	5.67	-	5.52
AQ10	-	-	760	760	-	-	292	292	-	-	38.42	38.42
	10,634	1,268	760	12,662	23	69	292	384	0.22	5.44	38.42	3.03
Credit cards
AQ1-AQ4	25	9	-	34	1	2	-	3	4.00	22.22	-	8.82
AQ5-AQ8	2,532	1,040	-	3,572	46	169	-	215	1.82	16.25	-	6.02
AQ9	5	34	-	39	-	12	-	12	-	35.29	-	30.77
AQ10	-	-	82	82	-	-	59	59	-	-	71.95	71.95
	2,562	1,083	82	3,727	47	183	59	289	1.83	16.90	71.95	7.75
Other Personal
AQ1-AQ4	1,035	105	-	1,140	8	25	-	33	0.77	23.81	-	2.89
AQ5-AQ8	4,997	2,301	-	7,298	53	279	-	332	1.06	12.13	-	4.55
AQ9	32	175	-	207	1	50	-	51	3.13	28.57	-	24.64
AQ10	-	-	619	619	-	-	521	521	-	-	84.17	84.17
	6,064	2,581	619	9,264	62	354	521	937	1.02	13.72	84.17	10.11
Total
AQ1-AQ4	127,385	6,892	-	134,277	33	122	-	155	0.03	1.77	-	0.12
AQ5-AQ8	58,575	12,255	-	70,830	118	564	-	682	0.20	4.60	-	0.96
AQ9	296	1,267	-	1,563	1	100	-	101	0.34	7.89	-	6.46
AQ10	-	-	3,029	3,029	-	-	1,141	1,141	-	-	37.67	37.67
	186,256	20,414	3,029	209,699	152	786	1,141	2,079	0.08	3.85	37.67	0.99
Risk and capital management
Credit risk – Banking activities continued
Asset quality
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2020	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	108,869	6,634	-	115,503	10	33	-	43	0.01	0.50	-	0.04
AQ5-AQ8	38,347	20,254	-	58,601	14	146	-	160	0.04	0.72	-	0.27
AQ9	240	1,015	-	1,255	-	49	-	49	-	4.83	-	3.90
AQ10	-	-	1,507	1,507	-	-	254	254	-	-	16.85	16.85
	147,456	27,903	1,507	176,866	24	228	254	506	0.02	0.82	16.85	0.29
RoI mortgages
AQ1-AQ4	8,247	777	-	9,024	20	38	-	58	0.24	4.89	-	0.64
AQ5-AQ8	2,677	560	-	3,237	7	34	-	41	0.26	6.07	-	1.27
AQ9	7	331	-	338	-	19	-	19	-	5.74	-	5.62
AQ10	-	-	1,051	1,051	-	-	381	381	-	-	36.25	36.25
	10,931	1,668	1,051	13,650	27	91	381	499	0.25	5.46	36.25	3.66
Credit cards
AQ1-AQ4	23	4	-	27	1	2	-	3	4.35	50.00	-	11.11
AQ5-AQ8	2,384	1,329	-	3,713	52	208	-	260	2.18	15.65	-	7.00
AQ9	4	42	-	46	-	15	-	15	-	35.71	-	32.61
AQ10	-	-	109	109	-	-	76	76	-	-	69.72	69.72
	2,411	1,375	109	3,895	53	225	76	354	2.20	16.36	69.72	9.09
Other Personal
AQ1-AQ4	1,234	59	-	1,293	8	9	-	17	0.65	15.25	-	1.31
AQ5-AQ8	4,461	3,020	-	7,481	58	336	-	394	1.30	11.13	-	5.27
AQ9	55	327	-	382	1	107	-	108	1.82	32.72	-	28.27
AQ10	-	-	621	621	-	-	517	517	-	-	83.25	83.25
	5,750	3,406	621	9,777	67	452	517	1,036	1.17	13.27	83.25	10.6
Total
AQ1-AQ4	118,373	7,474	-	125,847	39	82	-	121	0.03	1.1	-	0.10
AQ5-AQ8	47,869	25,163	-	73,032	131	724	-	855	0.27	2.88	-	1.17
AQ9	306	1,715	-	2,021	1	190	-	191	0.33	11.08	-	9.45
AQ10	-	-	3,288	3,288	-	-	1,228	1,228	-	-	37.35	37.35
	166,548	34,352	3,288	204,188	171	996	1,228	2,395	0.10	2.90	37.35	1.17
Key points
● In the Personal portfolio, the asset quality distribution overall improved with high quality new business written during H1 2021 and no material deterioration in existing portfolio quality.
● The majority of exposures were in AQ1-AQ4, with a significant proportion in AQ5-AQ8. As expected, mortgage exposures have a higher proportion in AQ1-AQ4 than unsecured borrowing.
● The slight increase in AQ10 exposure in UK mortgages related to a small number of customers who took extended COVID-19 payment holidays and had subsequently moved from arrears to default during the period. Repossession and formal recovery activities were paused to support customers during COVID-19, also contributing to late arrears and therefore an increase in AQ10 balances.

● In other Personal, the relatively high level of exposures in AQ10 reflected that impaired assets can be held on the balance sheet, with commensurate ECL provision for up to six years after default.
● ECL provisions coverage shows the expected trend with increased coverage in the poorer asset quality bands, and also by stage.
● As noted previously, across all asset quality bands, migration from Stage 2 to Stage 1 was observed as the effect of improved economic scenarios enhanced IFRS 9 PDs and therefore reduced Stage 2 exposure.

Risk and capital management
Credit risk – Banking activities continued
Asset quality The table below shows asset quality bands of gross loans and ECL, by stage, for the Wholesale portfolio.
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	13,097	721	-	13,818	11	11	-	22	0.08	1.53	-	0.16
AQ5-AQ8	14,966	5,953	-	20,919	82	292	-	374	0.55	4.91	-	1.79
AQ9	42	108	-	150	-	10	-	10	-	9.26	-	6.67
AQ10	-	-	1,054	1,054	-	-	391	391	-	-	37.10	37.10
	28,105	6,782	1,054	35,941	93	313	391	797	0.33	4.62	37.10	2.22
Corporate
AQ1-AQ4	17,252	1,710	-	18,962	15	34	-	49	0.09	1.99	-	0.26
AQ5-AQ8	31,542	21,388	-	52,930	134	1,014	-	1,148	0.42	4.74	-	2.17
AQ9	256	380	-	636	-	37	-	37	-	9.74	-	5.82
AQ10	-	-	1,594	1,594	-	-	651	651	-	-	40.84	40.84
	49,050	23,478	1,594	74,122	149	1,085	651	1,885	0.30	4.62	40.84	2.54
Financial institutions
AQ1-AQ4	46,160	1,050	-	47,210	13	9	-	22	0.03	0.86	-	0.05
AQ5-AQ8	1,533	1,146	-	2,679	8	76	-	84	0.52	6.63	-	3.14
AQ9	1	165	-	166	-	30	-	30	-	18.18	-	18.07
AQ10	-	-	17	17	-	-	7	7	-	-	41.18	41.18
	47,694	2,361	17	50,072	21	115	7	143	0.04	4.87	41.18	0.29
Sovereign
AQ1-AQ4	5,582	58	-	5,640	18	-	-	18	0.32	-	-	0.32
AQ5-AQ8	14	95	-	109	-	1	-	1	-	1.05	-	0.92
AQ 9	-	-	-	-	-	-	-	-	-	-	-	-
AQ10	-	-	9	9	-	-	2	2	-	-	22.22	22.22
	5,596	153	9	5,758	18	1	2	21	0.32	0.65	22.22	0.36
Total
AQ1-AQ4	82,091	3,539	-	85,630	57	54	-	111	0.07	1.53	-	0.13
AQ5-AQ8	48,055	28,582	-	76,637	224	1,383	-	1,607	0.47	4.84	-	2.10
AQ9	299	653	-	952	-	77	-	77	-	11.79	-	8.09
AQ10	-	-	2,674	2,674	-	-	1,051	1,051	-	-	39.30	39.30
	130,445	32,774	2,674	165,893	281	1,514	1,051	2,846	0.22	4.62	39.30	1.72

Risk and capital management
Credit risk – Banking activities continued
Asset quality
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2020	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	12,694	2,079	-	14,773	20	40	-	60	0.16	1.92	-	0.41
AQ5-AQ8	10,785	10,780	-	21,565	103	450	-	553	0.96	4.17	-	2.56
AQ9	254	162	-	416	-	17	-	17	-	10.49	-	4.09
AQ10	-	-	1,322	1,322	-	-	545	545	-	-	41.23	41.23
	23,733	13,021	1,322	38,076	123	507	545	1,175	0.52	3.89	41.23	3.09
Corporate
AQ1-AQ4	17,757	2,726	-	20,483	20	51	-	71	0.11	1.87	-	0.35
AQ5-AQ8	29,405	24,430	-	53,835	167	1,374	-	1,541	0.57	5.62	-	2.86
AQ9	928	560	-	1,488	1	62	-	63	0.11	11.07	-	4.23
AQ10	-	-	1,727	1,727	-	-	803	803	-	-	46.5	46.5
	48,090	27,716	1,727	77,533	188	1,487	803	2,478	0.39	5.37	46.5	3.20
Financial institutions
AQ1-AQ4	42,222	1,985	-	44,207	13	13	-	26	0.03	0.65	-	0.06
AQ5-AQ8	1,776	1,453	-	3,229	10	39	-	49	0.56	2.68	-	1.52
AQ9	4	186	-	190	-	38	-	38	-	20.43	-	20.00
AQ10	-	-	17	17	-	-	8	8	-	-	47.06	47.06
	44,002	3,624	17	47,643	23	90	8	121	0.05	2.48	47.06	0.25
Sovereign
AQ1-AQ4	4,731	106	-	4,837	14	1	-	15	0.30	0.94	-	0.31
AQ5-AQ8	17	98	-	115	-	-	-	-	-	-	-	-
AQ9	3	-	-	3	-	-	-	-	-	-	-	-
AQ10	-	-	4	4	-	-	2	2	-	-	50.00	50.00
	4,751	204	4	4,959	14	1	2	17	0.29	0.49	50.00	0.34
Total
AQ1-AQ4	77,404	6,896	-	84,300	67	105	-	172	0.09	1.52	-	0.20
AQ5-AQ8	41,983	36,761	-	78,744	280	1,863	-	2,143	0.67	5.07	-	2.72
AQ9	1,189	908	-	2,097	1	117	-	118	0.08	12.89	-	5.63
AQ10	-	-	3,070	3,070	-	-	1,358	1,358	-	-	44.23	44.23
	120,576	44,565	3,070	168,211	348	2,085	1,358	3,791	0.29	4.68	44.23	2.25
Key points
● Across the Wholesale portfolio, the asset quality band distribution differed, reflecting the diverse nature of the sectors. However, improvements were observed across the portfolio consistent with the improvement in the economic outlook for the UK since the 2020 year end.

● Increased exposure in the AQ1-AQ4 band in financial institutions was related to repo transactions as part of treasury activities.
● Remaining government support measures in relation to COVID-19 continued to mitigate against flows to default in the short-term.
● Within the Wholesale portfolio, customer credit grades were reassessed as and when a request for financing was made, a scheduled customer credit review was performed or a material event specific to that customer occurred.

● As previously noted, a request for support using one of the government-backed COVID-19 support schemes would prompt credit grades to be reassessed but was not, in itself, a reason for a customer’s credit grade to be amended.

● ECL provisions coverage showed the expected trend with increased coverage in the poorer asset quality bands, and also by stage. Overall provisions coverage reduced, mainly due to the improvement in economic outlook and scenario weightings. The base economic scenario improved compared with H2 2020 reflecting the faster than expected vaccination roll-out, better than expected actual economic data and the persisting strong government support.

● The lower provision coverage for Stage 3 loans in the Property sector reflected the secured nature of the exposures.

Risk and capital management
Credit risk – Trading activities
This section details the credit risk profile of NatWest Group’s trading activities.

Securities financing transactions and collateral
The table below shows securities financing transactions in NatWest Markets and Treasury. Balance sheet captions include balances held at all classifications under IFRS 9.

	Reverse repos			Repos
			Outside			Outside
		Of which:	netting		Of which:	netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
30 June 2021	£m	£m	£m	£m	£m	£m
Gross	86,079	85,070	1,009	83,005	81,873	1,132
IFRS offset	(38,273)	(38,273)	-	(38,273)	(38,273)	-
Carrying value	47,806	46,797	1,009	44,732	43,600	1,132

Master netting arrangements	(2,838)	(2,838)	-	(2,838)	(2,838)	-
Securities collateral	(43,440)	(43,440)	-	(40,694)	(40,694)	-
Potential for offset not recognised under IFRS	(46,278)	(46,278)	-	(43,532)	(43,532)	-
Net	1,528	519	1,009	1,200	68	1,132

31 December 2020
Gross	80,388	80,025	363	66,493	64,793	1,700
IFRS offset	(35,820)	(35,820)	-	(35,820)	(35,820)	-
Carrying value	44,568	44,205	363	30,673	28,973	1,700

Master netting arrangements	(929)	(929)	-	(929)	(929)	-
Securities collateral	(43,204)	(43,204)	-	(28,044)	(28,044)	-
Potential for offset not recognised under IFRS	(44,133)	(44,133)	-	(28,973)	(28,973)	-
Net	435	72	363	1,700	-	1,700
Key points
● Reverse repos and repos increased on both gross and carrying value basis when compared to 2020. These trends are consistent with trading assets and liabilities having been managed within limits at 31 December 2020.

● Reverse repo and repo transactions are primarily backed by highly-rated sovereign, supranational and agency collateral.

Risk and capital management
Credit risk – Trading activities continued
Derivatives
The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion (more than 90%) of the derivatives relate to trading activities in NatWest Markets. The table also includes hedging derivatives in Treasury.

	30 June 2021							31 December 2020
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						117,434	112,464		177,330	172,245
IFRS offset						(7,878)	(8,472)		(10,807)	(11,540)
Carrying value	3,835	3,843	4,930	1,413	14,021	109,556	103,992	14,047	166,523	160,705
Of which:
Interest rate (1)
Interest rate swaps						60,918	53,667		93,587	85,022
Options purchased						14,664	-		20,527	-
Options written						-	14,804		-	20,190
Futures and forwards						-	-		1	2
Total	3,472	2,304	4,304	425	10,505	75,582	68,471	10,703	114,115	105,214
Exchange rate
Spot, forwards and futures						22,260	22,148		34,924	35,309
Currency swaps						6,931	8,116		10,038	12,136
Options purchased						4,562	-		7,277	-
Options written						-	4,825		-	7,662
Total	361	1,535	615	988	3,499	33,753	35,089	3,328	52,239	55,107
Credit	2	4	11	-	17	221	431	15	161	376
Equity and commodity	-	-	-	-	-	-	1	1	8	8
Carrying value					14,021	109,556	103,992	14,047	166,523	160,705

Counterparty mark-to-market netting						(87,322)	(87,322)		(137,086)	(137,086)
Cash collateral						(14,009)	(10,368)		(19,608)	(15,034)
Securities collateral						(4,170)	(3,125)		(5,053)	(4,921)
Net exposure						4,055	3,177		4,776	3,664
Of which outside netting arrangements						999	962		905	631

Banks (2)						311	683		206	557
Other financial institutions (3)						1,647	1,371		1,436	1,931
Corporate (4)						1,993	957		2,985	1,082
Government (5)						104	166		149	94
Net exposure						4,055	3,177		4,776	3,664

UK						2,445	780		2,914	1,627
Europe						822	1,188		1,091	1,118
US						573	945		470	644
RoW						215	264		301	275
Net exposure						4,055	3,177		4,776	3,664

Asset quality of uncollateralised derivative assets
AQ1-AQ4						3,150			3,464
AQ5-AQ8						847			1,283
AQ9-AQ10						58			29
Net exposure						4,055			4,776

Notes:
(1) The notional amount of interest rate derivatives included £7,330 billion (31 December 2020 – £7,390 billion) in respect of contracts cleared through central clearing counterparties.
(2) Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions, for example China, where the collateral agreements are not deemed to be legally enforceable.
(3) Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group’s external rating.
(4) Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5) Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

Risk and capital management
Credit risk – Trading activities continued
Debt securities
The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch. A significant proportion (more than 95%) of these positions are trading securities in NatWest Markets.

	Central and local government			Financial
	UK	US	Other	institutions	Corporate	Total
30 June 2021	£m	£m	£m	£m	£m	£m
AAA	-	-	2,469	1,013	-	3,482
AA to AA+	-	4,088	4,829	1,010	44	9,971
A to AA-	5,121	-	1,781	397	75	7,374
BBB- to A-	-	-	9,235	386	518	10,139
Non-investment grade	-	-	33	252	105	390
Unrated	-	-	-	10	4	14
Total	5,121	4,088	18,347	3,068	746	31,370
Short positions	(5,487)	(2,303)	(22,185)	(2,030)	(106)	(32,111)

31 December 2020
AAA	-	-	3,114	1,113	-	4,227
AA to AA+	-	5,149	3,651	576	49	9,425
A to AA-	4,184	-	1,358	272	81	5,895
BBB- to A-	-	-	8,277	444	656	9,377
Non-investment grade	-	-	36	127	53	216
Unrated	-	-	-	150	5	155
Total	4,184	5,149	16,436	2,682	844	29,295
Short positions	(5,704)	(1,123)	(18,135)	(1,761)	(56)	(26,779)

Risk and capital management

Capital, liquidity and funding risk
Introduction
NatWest Group continually ensures a comprehensive approach is taken to the management of Capital, Liquidity and Funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate Capital, Liquidity and Funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that
NatWest Group operates within its regulatory requirements and risk appetite.

Within the 2020 Annual Report and Accounts, NatWest Group outlined a number of COVID-19 specific relief measures which impacted capital and leverage ratios during the year, one of which was a temporary change to the Prudential Valuation Adjustment (PVA). From 1 January 2021 the aggregation factor reverted back to 50% from 66%. This has increased NatWest Group’s PVA deduction by c.£120 million.

Key developments
CET1 (CRR end-point)
In the first half of 2021, the CET1 ratio decreased by 30 basis points to 18.2%. The CET1 decrease is primarily due to the impact of the directed buy back and associated pension contribution of £1.2 billion (72 bps), foreseeable dividend accrual of £0.5 billion (33 bps) and foreseeable charges and pension contributions of £0.9 billion (58 bps). The attributable profit in the period of £1.8 billion has been partially utilised by the foreseeable dividends and charges. There was a £0.5 billion decrease in the IFRS 9 transitional arrangements on expected credit losses however this offset the impact of impairment releases.

LAC (MREL)	LAC (MREL) ratio as percentage of risk weighted assets increased to 38.9% from 37.5% primarily due to the £7.3 billion decrease in RWAs and remains well above the minimum of 23%.

In the first half of 2021, there were new issuances of $1.5 billion and €1.0 billion Senior debt, AT1 issuances of $0.75 billion and £0.4 billion and Tier 2 issuances of £1.0 billion. These were partially offset by the redemption of $2.1 billion, $0.2 billion and €0.2 billion Tier 2 instruments.

Total RWAs
RWAs reduced by £7.3 billion in H1 2021, primarily reflecting reductions in credit risk RWAs of £7.4 billion due to repayments and expired facilities of c.£4 billion in Commercial Banking, a reduction of c.£0.8 billion due to improved risk metrics in Retail Banking and reduced exposures in Ulster Bank RoI in line with the current exit strategy. The decreases in credit risk also included a £0.8 billion benefit as a result of the CRR COVID-19 amendment for Infrastructure Supporting factor. Operational risk RWAs reduced by £0.9 billion following the annual recalculation in Q1 2021. Counterparty credit risk RWAs reduced by £0.5 billion as a result of lower exposures in NatWest Markets. There were offsetting increases in market risk RWAs of £1.5 billion, mainly reflecting an increase in modelled market risk following the announcement of GBP LIBOR cessation in March 2021 as a result of including modelled GBP LIBOR basis risk post 4 January 2022.  Regulatory approval has been obtained in July 2021 to update the VaR model and this will remove this impact in Q3 2021.

UK leverage ratio	The UK leverage ratio decreased by c.20 basis points from 6.4% to 6.2% predominantly driven by a decrease in Tier 1 capital.
Liquidity portfolio
The liquidity portfolio increased by £15 billion in H1 2021 to £277 billion, with primary liquidity increasing by £17 billion to £187 billion. The increase in primary liquidity was mainly driven by customer deposits, cash proceeds from new issuance and the methodology change to include UBIDAC cash at central banks. This is offset by the TFSME repayment, buyback of shares owned by UK Government, pension fund contributions, liability management exercise and the purchase of additional mortgages. Secondary liquidity is lower due to monthly repayments on underlying assets.

Risk and capital management
Capital, liquidity and funding risk continued
Maximum Distributable Amount (MDA) and Minimum Capital Requirements
NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments, known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	2.0%	2.7%	3.6%
Minimum Capital Requirements	6.5%	8.7%	11.6%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	-	-	-
MDA threshold (2)	9.0%	n/a	n/a
Subtotal	9.0%	11.2%	14.1%
Capital ratios at 30 June 2021	18.2%	21.8%	24.9%
Headroom (3)	9.2%	10.6%	10.8%

Notes:
(1)
In response to COVID-19 many countries reduced their CCyB rates. Most notably for NatWest Group, the Financial Policy Committee reduced the UK rate from 1% to 0% and the CBI also announced a reduction in the Republic of Ireland rate from 1% to 0%.
(2)
Pillar 2A requirements for NatWest Group are set on a nominal capital basis.
(3)
The headroom does not reflect excess distributable capital and may vary over time.

Risk and capital management
Capital, liquidity and funding risk continued
Capital and leverage ratios
The table below sets out the key capital and leverage ratios.

	30 June	31 December
	2021	2020
Capital adequacy ratios (1)%		%
CET1	18.2	18.5
Tier 1	21.8	21.4
Total	24.9	24.5

Capital	£m	£m
Tangible equity	30,751	31,712

Prudential valuation adjustment	(285)	(286)
Deferred tax assets	(832)	(760)
Own credit adjustments	22	(1)
Pension fund assets	(384)	(579)
Cash flow hedging reserve	77	(229)
Foreseeable ordinary dividends	(500)	(364)
Foreseeable charges	(750)	-
Foreseeable pension contributions	(174)	(266)
Prudential amortisation of software development costs	537	473
Adjustments under IFRS 9 transitional arrangements	1,198	1,747
Total deductions	(1,091)	(265)

CET1 capital	29,660	31,447
AT1 capital	5,916	4,983
Tier 1 capital	35,576	36,430
Tier 2 capital	4,973	5,255
Total regulatory capital	40,549	41,685

Risk-weighted assets
Credit risk	122,475	129,914
Counterparty credit risk	8,619	9,104
Market risk	10,845	9,362
Operational risk	21,031	21,930
Total RWAs	162,970	170,310

Leverage
Cash and balances at central banks	151,511	124,489
Trading assets	70,195	68,990
Derivatives	109,556	166,523
Financial assets	422,356	422,647
Other assets	22,240	16,842
Total assets	775,858	799,491
Derivatives
- netting and variation margin	(112,441)	(172,658)
- potential future exposures	37,468	38,171
Securities financing transactions gross up	1,486	1,179
Other off balance sheet items	43,979	45,853
Regulatory deductions and other adjustments	(13,831)	(8,943)
Claims on central banks	(148,644)	(122,252)
Exclusion of bounce back loans	(8,239)	(8,283)
UK leverage exposure	575,636	572,558
UK leverage ratio % (2)	6.2	6.4

Notes:
(1)
Based on CRR end-point including an IFRS 9 transitional adjustment of £1.2 billion (31 December 2020 - £1.7 billion). Excluding this adjustment, the CET1 ratio would be 17.5% (31 December 2020 - 17.5%). The amended article for the prudential treatment of software assets was implemented in December 2020. Excluding this adjustment the CET1 ratio at 30 June 2021 would be 17.9% (31 December 2020 - 18.2%).

(2)
The UK leverage ratio excludes central bank claims from the leverage exposure where deposits held are denominated in the same currency and of contractual maturity that is equal or longer than that of the central bank claims. Excluding an IFRS 9 transitional adjustment, the UK leverage ratio would be 6.0% (31 December 2020 – 6.1%). The amended article for the prudential treatment of software assets was implemented in December 2020. Excluding this adjustment, the UK leverage ratio at 30 June 2021 would be 6.1% (31 December 2020 – 6.3%).

Risk and capital management
Capital, liquidity and funding risk continued
Capital flow statement
The table below analyses the movement in CET1, AT1 and Tier 2 capital for the half year ended 30 June 2021.
	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 1 January 2021	31,447	4,983	5,255	41,685
Attributable profit for the period	1,842	-	-	1,842
Own credit	23	-	-	23
Share capital and reserve movements in respect of employee share schemes	23	-	-	23
Directed buyback	(1,231)	-	-	(1,231)
Foreign exchange reserve	(304)	-	-	(304)
FVOCI reserve	(121)	-	-	(121)
Goodwill and intangibles deduction	25	-	-	25
Deferred tax assets	(72)	-	-	(72)
Prudential valuation adjustments	1	-	-	1
New issues of capital instruments	-	933	996	1,929
Redemption of capital instruments	-	-	(1,456)	(1,456)
Net dated subordinated debt instruments	-	-	292	292
Foreign exchange movements	-	-	(77)	(77)
Foreseeable ordinary dividends	(500)	-	-	(500)
Foreseeable charges	(750)	-	-	(750)
Foreseeable pension contributions	(174)	-	-	(174)
Adjustment under IFRS 9 transitional arrangements	(549)	-	-	(549)
Other movements	-	-	(37)	(37)
At 30 June 2021	29,660	5,916	4,973	40,549

Key points
●
The CET1 decrease is primarily due to the impact of the directed buy back and associated pension contribution of £1.2 billion, foreseeable dividend accrual of £0.5 billion and foreseeable charges and pension contributions of £0.9 billion offset by an increase in attributable profit.

●
AT1 reflects the £400 million 4.5% Reset Perpetual Subordinated Contingent Convertible Notes issued in March 2021 and $750m 4.600% Reset Perpetual Subordinated Contingent Convertible notes in June 2021.

●	The Tier 2 movement is primarily due to the redemption of own debt of £1.5 billion in March 2021 and a £1.0 billion issuance of subordinated Tier 2 notes in May 2021.

Risk and capital management
Capital, liquidity and funding risk continued

	PRA transitional basis
	30 June	31 December
	2021	2020
	£m	£m
Shareholders' equity (excluding non-controlling interests)
Shareholders' equity	43,875	43,860
Preference shares - equity	(494)	(494)
Other equity instruments	(5,936)	(4,999)
	37,445	38,367
Regulatory adjustments and deductions
Own credit	22	(1)
Defined benefit pension fund adjustment	(384)	(579)
Cash flow hedging reserve	77	(229)
Deferred tax assets	(832)	(760)
Prudential valuation adjustments	(285)	(286)
Goodwill and other intangible assets	(6,157)	(6,182)
Foreseeable ordinary and special dividends	(500)	(364)
Foreseeable charges	(750)	-
Foreseeable pension contributions	(174)	(266)
Adjustment under IFRS 9 transitional arrangements	1,198	1,747
	(7,785)	(6,920)
CET1 capital	29,660	31,447

Additional Tier (AT1) capital
Qualifying instruments and related share premium	5,916	4,983
Qualifying instruments and related share premium to phase out	569	690
Qualifying instruments issued by subsidiaries and held by third parties subject to phase out	-	140
AT1 capital	6,485	5,813
Tier 1 capital	36,145	37,260

Qualifying Tier 2 capital
Qualifying instruments and related share premium	4,570	4,882
Qualifying instruments issued by subsidiaries and held by third parties	581	1,191
Other regulatory adjustments	362	400
Tier 2 capital	5,513	6,473
Total regulatory capital	41,658	43,733

Risk and capital management
Capital, liquidity and funding risk continued
Loss absorbing capital
The following table illustrates the components of estimated loss absorbing capital (LAC) in NatWest Group plc and operating subsidiaries and includes external issuances only. The table is prepared on a transitional basis, including the benefit of regulatory capital instruments issued from operating companies, to the extent they meet the current MREL criteria.

	30 June 2021				31 December 2020
		Balance				Balance
	Par	sheet	Regulatory	LAC	Par	sheet	Regulatory	LAC
	value (1)	value	value (2)	value (3)	value	value	value	value
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (4)	29.7	29.7	29.7	29.7	31.4	31.4	31.4	31.4

Tier 1 capital: end-point CRR compliant AT1
of which: NatWest Group plc (holdco)	6.0	5.9	5.9	5.9	5.0	5.0	5.0	5.0
of which: NatWest Group plc operating
subsidiaries (opcos)	-	-	-	-	-	-	-	-
	6.0	5.9	5.9	5.9	5.0	5.0	5.0	5.0

Tier 1 capital: end-point CRR non-compliant
of which: holdco	0.6	0.6	0.5	0.5	0.7	0.7	0.7	0.5
of which: opcos	0.1	0.1	-	-	0.1	0.1	0.1	0.1
	0.7	0.7	0.5	0.5	0.8	0.8	0.8	0.6

Tier 2 capital: end-point CRR compliant
of which: holdco	6.3	6.5	4.6	5.4	6.9	7.2	4.8	5.7
of which: opcos	0.4	0.4	0.1	-	0.4	0.4	0.1	0.1
	6.7	6.9	4.7	5.4	7.3	7.6	4.9	5.8

Tier 2 capital: end-point CRR non-compliant
of which: holdco	-	-	-	-	0.1	0.1	0.1	0.1
of which: opcos	1.3	1.6	0.4	0.2	1.6	1.9	1.1	1.0
	1.3	1.6	0.4	0.2	1.7	2.0	1.2	1.1

Senior unsecured debt securities
of which: holdco	21.2	22.0	-	21.2	19.6	20.9	-	19.6
of which: opcos	20.7	20.7	-	-	20.9	21.5	-	-
	41.9	42.7	-	21.2	40.5	42.4	-	19.6

Tier 2 capital:
Other regulatory adjustments	-	-	0.4	0.4	-	-	0.4	0.4
	-	-	0.4	0.4	-	-	0.4	0.4

Total	86.3	87.5	41.6	63.3	86.7	89.2	43.7	63.9

RWAs				163.0				170.3
UK leverage exposure				575.6				572.6

LAC as a ratio of RWAs				38.9%				37.5%
LAC as a ratio of UK leverage exposure				11.0%				11.2%

Notes:
(1)
Par value reflects the nominal value of securities issued.
(2)
Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation, to the extent they meet the current MREL criteria.
(3)
LAC value reflects NatWest Group’s interpretation of the Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL), published in June 2018. MREL policy and requirements remain subject to further potential development, as such NatWest Group’s estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The LAC calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.
(4)
Corresponding shareholders’ equity was £43.9 billion (31 December 2020 - £43.9 billion).
(5)
Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.

Risk and capital management
Capital, liquidity and funding risk continued
Loss absorbing capital
The following table illustrates the components of the stock of outstanding issuance in NatWest Group plc and its operating subsidiaries including external and internal issuances.

			NatWest					NatWest	NWM	RBS
		NatWest	Holdings	NWB	RBS	UBI	NWM	Markets	Securities	International
		Group plc	Limited	Plc	plc	DAC	Plc	N.V.	Inc.	Limited
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Tier 1 (Inclusive of AT1)	Externally issued	6.5	-	0.1	-	-	-	-	-	-
Tier 1 (Inclusive of AT1)	Internally issued	-	3.7	2.4	1.0	-	1.1	0.2	-	0.3
		6.5	3.7	2.5	1.0	-	1.1	0.2	-	0.3
Tier 2	Externally issued	6.5	-	0.9	-	0.1	0.5	0.6	-	-
Tier 2	Internally issued	-	4.7	3.1	1.4	0.5	1.5	0.1	0.3	-
		6.5	4.7	4.0	1.4	0.6	2.0	0.7	0.3	-
Senior unsecured	Externally issued	22.0	-	-	-	-	-	-	-	-
Senior unsecured	Internally issued	-	10.5	5.7	0.4	0.5	3.9	-	-	-
		22.0	10.5	5.7	0.4	0.5	3.9	-	-	-
Total outstanding issuance		35.0	18.9	12.2	2.8	1.1	7.0	0.9	0.3	0.3

Notes:
(1)
The balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, whilst dated capital is required to be amortised on a straight-line basis over the final five years of maturity.
(2)
Balance sheet amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3)
Internal issuance for NWB Plc, RBS plc and UBIDAC represents AT1, Tier 2 or Senior unsecured issuance to NatWest Holdings Limited and for NWM N.V. and NWM SI to NWM Plc.
(4)
Senior unsecured debt does not include CP, CD and short/medium term notes issued from NatWest Group operating subsidiaries.
(5)
Tier 1 (inclusive of AT1) does not include CET1 numbers.

Risk and capital management
Capital, liquidity and funding risk continued
Risk-weighted assets
The table below analyses the movement in RWAs during the half year, by key drivers.
		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 1 January 2021	129.9	9.1	9.4	21.9	170.3
Foreign exchange movement	(1.0)	(0.2)	-	-	(1.2)
Business movement	(3.4)	(0.2)	1.8	(0.9)	(2.7)
Risk parameter changes (1)	(1.3)	(0.1)	-	-	(1.4)
Model updates	(0.7)	-	(0.3)	-	(1.0)
Other movements (2)	(0.8)	-	-	-	(0.8)
Acquisitions & Disposals (3)	(0.2)	-	-	-	(0.2)
At 30 June 2021	122.5	8.6	10.9	21.0	163.0

The table below analyses segmental RWAs.
				International Banking & Markets			Central
	Retail	Private	Commercial	RBS	NatWest	Ulster	items
	Banking	Banking	Banking	International	Markets	Bank RoI	& other	Total
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
At 1 January 2021	36.7	10.9	75.1	7.5	26.9	11.8	1.4	170.3
Foreign exchange movement	-	-	(0.4)	(0.1)	(0.3)	(0.4)	-	(1.2)
Business movement	(0.3)	0.3	(3.6)	0.2	0.8	(0.3)	0.2	(2.7)
Risk parameter changes (1)	(0.8)	-	(0.2)	-	(0.1)	(0.4)	0.1	(1.4)
Model updates	-	-	(0.7)	-	(0.3)	-	-	(1.0)
Other movements (2)	-	-	(0.7)	-	(0.1)	-	-	(0.8)
Acquisitions & Disposals (3)	-	-	-	-	-	(0.2)	-	(0.2)
At 30 June 2021	35.6	11.2	69.5	7.6	26.9	10.5	1.7	163.0

Credit risk	28.2	9.8	60.8	6.6	5.9	9.5	1.7	122.5
Counterparty credit risk	0.2	0.1	0.3	-	8.0	-	-	8.6
Market risk	0.2	-	0.4	-	10.2	0.1	-	10.9
Operational risk	7.0	1.3	8.0	1.0	2.8	0.9	-	21.0
Total RWAs	35.6	11.2	69.5	7.6	26.9	10.5	1.7	163.0

Notes:
(1)
Risk parameter changes relate to changes in credit quality metrics of customers and counterparties (such as probability of default and loss given default) as well as internal ratings based model changes relating to counterparty credit risk in line with European Banking Authority Pillar 3 Guidelines.

(2)
The movements in Other include the following:
a. RWA benefit of £0.8 billion as a result of the CRR COVID-19 amendment for Infrastructure Supporting Factor.
b. Asset transfers from NatWest Markets to Commercial.

(3)	The movement in Acquisitions & Disposals reflected a portfolio sale of non-performing loans in Ulster Bank RoI.

Key points
Total RWAs decreased by £7.3 billion during the period due to the following:
●
Credit risk RWAs decreased by £7.4 billion due to repayments and expired facilities of c.£4 billion in Commercial Banking, a reduction of c.£0.8 billion due to improved risk metrics in Retail Banking and reduced exposures in Ulster Bank RoI in line with the current exit strategy. In addition, favourable foreign exchange movements resulted in further reductions.
●
Operational risk RWAs reduced by £0.9 billion following the annual recalculation in Q1 2021.
●
Counterparty credit risk RWAs reduced by £0.5 billion as a result of lower exposures in NatWest Markets.
●
The £1.5 billion increase in market risk RWAs mainly reflected an increase in modelled market risk following the announcement of GBP LIBOR cessation in March 2021 as a result of including modelled GBP LIBOR basis risk post 4 January 2022.  Regulatory approval has been obtained in July 2021 to update the VaR model and this will remove this impact in Q3 2021.

Risk and capital management
Capital, liquidity and funding risk continued
Funding sources
The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	30 June 2021			31 December 2020
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Bank deposits
Repos	4,261	-	4,261	6,470	-	6,470
Other bank deposits (1)	7,156	2,977	10,133	5,845	8,291	14,136
	11,417	2,977	14,394	12,315	8,291	20,606
Customer deposits
Repos	16,750	-	16,750	5,167	-	5,167
Non-bank financial institutions	56,430	115	56,545	53,475	147	53,622
Personal	221,480	1,042	222,522	208,046	1,183	209,229
Corporate	171,327	70	171,397	163,595	126	163,721
	465,987	1,227	467,214	430,283	1,456	431,739
Trading liabilities (2)
Repos (3)	23,720	-	23,720	19,036	-	19,036
Derivative collateral	17,165	-	17,165	23,229	-	23,229
Other bank customer deposits	920	726	1,646	819	985	1,804
Debt securities in issue - Medium term notes	378	827	1,205	527	881	1,408
	42,183	1,553	43,736	43,611	1,866	45,477
Other financial liabilities
Customer deposits	546	172	718	616	180	796
Debt securities in issue:
Commercial papers and certificates of deposit	7,327	143	7,470	7,086	168	7,254
Medium term notes	6,492	27,605	34,097	4,648	29,078	33,726
Covered bonds	25	2,890	2,915	53	2,967	3,020
Securitisation	-	918	918	-	1,015	1,015
	14,390	31,728	46,118	12,403	33,408	45,811
Subordinated liabilities	1,106	7,590	8,696	365	9,597	9,962
Total funding	535,083	45,075	580,158	498,977	54,618	553,595
Of which: available in resolution (4)	-	28,412	28,412	-	28,823	28,823
Notes:
(1) Includes nil (31 December 2020 – £5.0 billion) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation and £2.6 billion (31 December 2020 - £2.8 billion) relating to NatWest Group’s participation in central bank financing operations under the European Central Bank’s targeted Long-term financing operations.
(2) Excludes short positions of £32.1 billion (31 December 2020 - £26.8 billion).
(3) Comprises central & other bank repos of £1.3 billion (31 December 2020 - £1.0 billion), other financial institution repos of £20.5 billion (31 December 2020 - £16.0 billion) and other corporate repos of £1.9 billion (31 December 2020 - £2.0 billion).

(4) Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in June 2018. The balance consists of £22.0 billion (31 December 2020 - £20.9 billion) under debt securities in issue (senior MREL) and £6.4 billion (31 December 2020 - £7.9 billion) under subordinated liabilities.

Risk and capital management
Capital, liquidity and funding risk continued

Liquidity portfolio
The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory LCR categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or internal stressed outflow purposes.
	Liquidity value
	30 June 2021			31 December 2020
	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL
	Group (1)	Group (2)	Sub (3)	Group	Group	Sub
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	148,904	117,162	111,310	115,820	86,575	86,575
AAA to AA- rated governments	34,639	25,254	24,490	50,901	37,086	35,875
A+ and lower rated governments	38	-	-	79	-	-
Government guaranteed issuers, Public sector entities and
Government sponsored entities	265	265	140	272	272	141
International organisations and multilateral development
banks	3,175	2,247	1,874	3,140	2,579	2,154
LCR level 1 bonds	38,117	27,766	26,504	54,392	39,937	38,170
LCR level 1 assets	187,021	144,928	137,814	170,212	126,512	124,745
LCR level 2 assets	116	-	-	124	-	-
Non-LCR eligible assets	-	-	-	-	-	-
Primary liquidity	187,137	144,928	137,814	170,336	126,512	124,745
Secondary liquidity (4)	89,909	89,685	86,445	91,985	91,761	88,774
Total liquidity value	277,046	234,613	224,259	262,321	218,273	213,519

Notes:
(1)NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2)NWH Group comprises UK DoLSub & Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3)UK DoLSub comprises NatWest Group’s four licensed deposit-taking UK banks within the ring-fenced bank: NWB Plc, RBS plc, Coutts & Company andUlster Bank Limited.
(4)Comprises assets eligible for discounting at the Bank of England and other central banks.(5)NatWest Markets Plc liquidity portfolio is reported in the NatWest Markets Plc Company Announcement.
(6)Following a change in methodology in our internal stressed outflow coverage metric, cash placed at Central Bank of Ireland within UBIDAC is now reported in the liquidity portfolio.

Risk and capital management
Non-traded market risk
Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Key developments
●
The global economy showed progression towards recovery in H1 2021 as COVID-19 vaccination programmes gathered pace and economies opened up. Market concerns turned to the impact of central bank actions in supporting recovery and managing inflation. Yield curves rose higher in anticipation of earlier rises in central bank policy rates and/or action to reduce quantitative easing.
●
The five-year sterling swap rate increased to 0.47% at the end of June 2021 from (0.01)% at the end of December 2020. The ten-year sterling swap rate also increased, to 0.71% from 0.16%.

●
The structural hedge notional increased by £21 billion from £169 billion to £190 billion, mainly due to the increase in deposit volumes realised through the pandemic. The structural hedge yield fell over the same period to 0.80% from 1.00% as new hedges were booked at current market rates and maturing hedges were replaced.
●
During H1 2021, NatWest Group continued to progress its transition from LIBOR to alternative risk-free rates. Income allocated to sterling product and equity hedges is now almost entirely benchmarked against the SONIA swap rate rather than LIBOR.
●
Sterling strengthened against both the US dollar and the euro over the period. Against the dollar, sterling was 1.38 at 30 June 2021 compared to 1.37 at 31 December 2020. Against the euro, it was 0.85 at 30 June 2021 compared to 0.90 at 31 December 2020. Structural foreign currency exposure decreased, in sterling equivalent terms, by £459 million over the period.

Non-traded internal VaR (1-day 99%)
The following table shows one-day internal banking book Value-at-Risk (VaR) at a 99% confidence level, split by risk type.

	Half year ended
	30 June 2021				30 June 2020				31 December 2020
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	11.7	13.0	9.2	12.8	12.8	16.9	8.0	16.9	15.5	17.7	12.3	12.3
Credit spread	103.6	113.5	99.6	99.6	99.6	121.1	63.7	114.7	106.7	111.7	103.1	111.5
Structural foreign
exchange rate	11.0	12.8	9.2	12.8	11.9	14.7	9.8	14.7	9.6	10.5	9.1	8.9
Equity	11.3	11.7	11.1	11.7	30.6	33.5	25.3	31.6	26.3	35.4	24.9	11.6
Pipeline risk (1)	0.3	0.4	0.3	0.4	0.5	0.7	0.3	0.5	0.4	0.7	0.3	0.3
Diversification (2)	(3.4)			(8.5)	(28.6)			(25.8)	(20.3)			4.2
Total	134.5	147.1	128.8	128.8	126.8	159.9	70.8	152.6	138.2	159.9	70.8	148.8
Notes:
(1)Pipeline risk is the risk of loss arising from Personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.
(2)NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

●Non-traded VaR was broadly constant over H1 2021 compared to the prior period, reflecting a largely stable portfolio.
●The decrease in equity VaR, on an average basis, reflected the disposal of SABB during Q4 2020.

Risk and capital management
Non-traded market risk continued
Structural hedging
NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages or UK Government gilts) or by using interest rate swaps, which are generally booked as cash flow hedges of floating rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure externally, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and NatWest Group’s capital composition.

The table below shows the total income and total yield, incremental income relative to short-term cash rates, and the period-end and average notional balances associated with structural hedges in NatWest Group.

	Half year ended
	30 June 2021					30 June 2020					31 December 2020
			Period					Period					Period
	Incremental	Total	-end	Average	Total	Incremental	Total	-end	Average	Total	Incremental	Total	-end	Average	Total
	income	income	notional	notional	yield	income	income	notional	notional	yield	income	income	notional	notional	yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%
Equity structural
hedging	235	244	23	23	2.13	209	294	24	25	2.39	269	286	23	23	2.46
Product structural
hedging	360	412	146	135	0.61	146	503	114	112	0.90	397	455	125	118	0.77
Other structural
hedging	74	62	21	22	0.56	42	78	20	20	0.78	77	72	21	21	0.69
Total	669	718	190	180	0.80	397	875	158	157	1.12	743	813	169	162	1.00

Equity structural hedges refer to income allocated primarily to equity and reserves. At 30 June 2021, the equity structural hedge notional was allocated between NWH Group and NWM Plc in a ratio of approximately 80/20 respectively.

Product structural hedges refer to income allocated to customer products by NWH Treasury, mainly current accounts and customer deposits in Commercial Banking and UK Retail Banking. Other structural hedges refer to hedges managed by UBIDAC, Private Banking and RBS International. Hedges associated with Ulster Bank Limited were moved from other structural hedges to product hedges in H1 2021 as Ulster Bank Limited products migrated to NatWest Bank Plc.

At 30 June 2021, approximately 93% by notional of total structural hedges were sterling-denominated.

The following table presents the incremental income associated with product structural hedges at segment level.

	Half year ended
	30 June	30 June	31 December
	2021	2020	2020
	£m	£m	£m
Retail Banking	168	66	185
Commercial Banking	192	80	212
Total	360	146	397

Key points
●
Expectations of an economic recovery after the pandemic led to rising yield curves. The five-year sterling swap rate rose to 0.47% at 30 June 2021 from (0.01)% at 31 December 2020. The ten-year sterling swap rate also rose, to 0.71% from 0.16%.

●
The yield of the structural hedge fell in H1 2021. The hedge notional increased, resulting in new hedges being written at current market rates. Maturing hedges were replaced with new hedges at lower rates.

●	Short-term rates fell in 2020 as a result of the COVID-19 pandemic. That led to incremental income increasing in H2 2020, compared to H1 2020, and remaining high in H1 2021.
●	The increase in structural hedge notional mainly resulted from hedging Personal and Commercial deposits, which increased through the pandemic.

Risk and capital management
Non-traded market risk continued
Sensitivity of net interest earnings
Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not always match changes in market rates of interest or central bank policy rates.

Earnings sensitivity is derived from a market-implied forward rate curve. A simple scenario is shown that projects forward earnings based on the 30 June 2021 balance sheet, which is assumed to remain constant. A base-case earnings forecast is derived from the market-implied curve, which is then subject to interest rate shocks. The difference between the base-case forecast and the shock gives an indication of underlying sensitivity to interest rate movements.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

Three-year 25 basis point sensitivity table
The table below shows the sensitivity of net interest earnings - for both structural hedges and managed rate accounts - on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points.

In the upward rate scenario, yield curves were assumed to move in parallel, at both year-ends.

The downward rate scenarios at both 30 June 2021 and 31 December 2020 allow interest rates to fall to negative rates.

	+25 basis points upward shift			-25 basis points downward shift
	Year 1	Year 2 (1)	Year 3 (1)	Year 1	Year 2 (1)	Year 3 (1)
30 June 2021	£m	£m	£m	£m	£m	£m
Structural hedges	39	127	215	(39)	(127)	(215)
Managed margin	414	365	287	(374)	(420)	(395)
Other	(3)			7
Total	450	492	502	(406)	(547)	(610)

31 December 2020
Structural hedges	37	118	199	(37)	(118)	(199)
Managed margin	319	380	387	(258)	(285)	(292)
Other	15			(20)
Total	371	498	586	(315)	(403)	(491)

Note:
(1)
The projections for Year 2 and Year 3 consider only the main drivers of earnings sensitivity, namely structural hedging and margin management.

●	Structural hedge sensitivities are affected by structural hedging volumes. Managed margin sensitivities are affected by loan and deposit volumes and by the level of interest rates.
●	The higher volume of customer deposits and structural hedging at 30 June 2021 compared to 31 December 2020 was a key driver of changes in sensitivities between the two dates.
●
Adverse sensitivity to the 25-basis-point downward scenario was greater at 30 June 2021 than at 31 December 2020. This was mainly because assumptions regarding the extent to which negative rates would be passed through to loans and deposits in this scenario had less impact.

●
At 30 June 2021, the higher level of rates in the base case affected estimates of the extent to which base rate rises are passed through to managed rate deposits in upward rate shift scenarios (notably in year 3 of the 25-basis-point upward shift).

One-year 25 and 100 basis point sensitivity table
The following table analyses the one-year scenarios by currency and, in addition, shows the impact over one year of a 100-basis-point upward shift in all interest rates.

	Shifts in yield curve
	30 June 2021			31 December 2020
	+25 basis	-25 basis	+100 basis	+25 basis	-25 basis	+100 basis
	points	points	points	points	points	points
	£m	£m	£m	£m	£m	£m
Euro	6	(11)	97	7	(6)	99
Sterling	405	(358)	1,253	336	(287)	1,109
US dollar	37	(35)	147	26	(22)	102
Other	2	(2)	14	2	-	7
Total	450	(406)	1,511	371	(315)	1,317

Risk and capital management
Non-traded market risk continued

			Structural
	Net		foreign currency		Residual
	investments	Net	exposures		structural
	in foreign	investment	pre-economic	Economic	foreign currency
	operations	hedges	hedges	hedges (1)	exposures
30 June 2021	£m	£m	£m	£m	£m
US dollar	1,291	-	1,291	(1,291)	-
Euro	6,286	(1,022)	5,264	-	5,264
Other non-sterling	996	(331)	665	-	665
Total	8,573	(1,353)	7,220	(1,291)	5,929

31 December 2020
US dollar	1,299	(3)	1,296	(1,296)	-
Euro	6,485	(829)	5,656	-	5,656
Other non-sterling	1,077	(350)	727	-	727
Total	8,861	(1,182)	7,679	(1,296)	6,383

Note:
(1) Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available. Economic hedges of other currency net investments in foreign operations represent monetary liabilities that are not booked as net investment hedges.

Key points
●      Sterling strengthened against the US dollar and the euro over the period.
●      The increase in euro hedging related to NatWest Bank’s investment in its German branch.
●      Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.4 billion in equity respectively.

Risk and capital management
Traded market risk

Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.

Traded VaR (1-day 99%)
The table below shows one-day internal value-at-risk (VaR) for NatWest Group’s trading portfolios, split by exposure type.

	Half year ended
	30 June 2021				30 June 2020				31 December 2020
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	11.3	19.0	4.5	17.4	10.1	20.2	6.1	6.1	7.3	11.4	4.8	6.3
Credit spread	11.0	13.4	9.4	11.2	16.3	27.2	8.7	17.7	14.4	18.8	10.0	10.3
Currency	3.9	9.4	2.0	2.4	4.2	8.4	2.1	3.9	4.1	7.0	2.1	3.0
Equity	0.5	0.8	0.2	0.2	0.8	2.0	0.3	0.3	0.4	0.8	0.2	0.7
Commodity	0.2	0.5	-	-	0.1	0.3	-	0.1	0.2	0.6	-	0.2
Diversification (1)	(13.5)			(15.5)	(14.8)			(9.6)	(10.9)			(10.3)
Total	13.4	23.9	9.5	15.7	16.7	25.7	10.1	18.5	15.5	22.2	10.2	10.2

Note:

(1)NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points
●
The increase in average interest rate VaR, compared to the prior period, reflected a rise in tenor basis risk in sterling flow trading. This related to the transition from LIBOR to alternative risk-free rates. The regulator has approved an update of the VaR model, which will remove this impact during Q3 2021.
●
The decrease in average credit spread VaR mostly reflected a tightening of credit spreads over the period.
●
Traded VaR remained within appetite throughout the period.

Risk and capital management
Other risks
Operational risk
●
Management attention focused heavily on operational resilience to ensure that planning, controls and operational activities remained robust and appropriate. There was also continuing focus on the potential operational risks arising from changes in working practices.
●
The security threat and the potential for cyber-attacks on NatWest Group and its supply chain is closely monitored. There is continuous enhancement of NatWest Group’s defences against the evolving threat and ongoing focus on assuring the security of the supply chain.

Conduct & compliance risk
●
The impact of the pandemic on NatWest Group’s conduct and regulatory compliance risk profiles remained an important area of focus. This included oversight of NatWest Group’s diverse initiatives to support its customers throughout the crisis. While NatWest Group acted to ensure customer needs were met at pace, the associated conduct and compliance risks were carefully assessed and monitored throughout.
●
In addition, there was a sustained emphasis on oversight of NatWest Group’s pricing, payment and forbearance treatment strategies to support customers in recent months, as well as prioritising the delivery of mandatory and regulatory change programmes.
●
NatWest Group remains committed to ensuring its transition from LIBOR to risk-free rates by the end of 2021 is appropriately managed and controlled to ensure the best outcomes for NatWest Group and its customers.

Climate risk
●
A qualitative statement of appetite for climate risk was also approved by NatWest Group Board in April 2021. The appetite statement reflects the ambitions of NatWest Group to support customers while managing the carbon impact and risk exposure of the organisation in line with its commitments.
●
Throughout the first half of 2021, NatWest Group continued to develop its data and modelling capability to assess the impact of its customers’ physical and transition risks, and collaborated with a range of industry initiatives to support the wider development of climate risk scenario analysis. Following this work, NatWest Group will undertake the Bank of England’s Climate Biennial Exploratory Scenario during H2 2021.

Date: 30 July 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary